

DISCIPLINED. DIVERSIFIED. DELIVERING RESULTS.

Two Harbors Investment Corp. | AR 2012

TWO HARBORS
Investment Corp.
A Pine River Capital Managed Company

ABOUT THE COVER:

The Split Rock Lighthouse, located near Two Harbors, Minnesota, southwest of Silver Bay on the North Shore of Lake Superior, was completed in 1910 at a cost of $75,000. It was commissioned by Congress following the tragic loss of 29 ships on Lake Superior during the famous Mataafa Storm of 1905. After closing in 1969, when it was no longer needed due to the wide usage of advanced navigation technology, the structure was deeded to the state of Minnesota. In 1976 the state handed over responsibility of the lighthouse to the Minnesota Historical Society, which maintains it to this day. Perched high on a 130-foot sheer cliff, the Split Rock Lighthouse remains one of the most photographed lighthouses in the United States.

To us, the steadfast structure of a lighthouse symbolizes perseverance, commitment and dedication – the same principles that guide our approach to investing, financing and managing our securities and related investments. We have adopted images of the Split Rock Lighthouse, a historic symbol of our local region, as a key aspect of Two Harbors Investment Corp.'s identity. Photographs of the beautiful structure can be found in our published materials and on our website at www.twoharborsinvestment.com.

Cautionary Note Regarding Forward-Looking Statements: Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those described under the caption "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the Securities and Exchange Commission. Our actual results and our plans and objectives may differ materially from those expressed in any forward-looking statements expressed herein, and you are cautioned not to place undue reliance on them.

Two Harbors Investment Corp. is a real estate investment trust (REIT) that invests in residential mortgage-back securities (RMBS), residential mortgage loans and other mortgage-related assets. We are externally managed and advised by PRCM Advisers LLC, a wholly-owned subsidiary of Pine River Capital Management L.P. Pine River is a global multi-strategy asset management firm with an established track record of investing in fixed-income securities, particularly RMBS.

THE CORE STRENGTHS OF OUR FRANCHISE



MULTI-SECTOR INVESTMENT APPROACH:

Through our value driven investment approach, we evaluate market opportunities across the Agency and non-Agency RMBS universe and other mortgage assets to identify the most attractive segments and investment opportunities. We believe this hybrid approach, which enables us to shift our asset allocation with changing market opportunities, is superior to a single-sector focus.



DISCIPLINED ASSET SELECTION:

Specific RMBS selection is based on extensive analysis of the underlying loans, including loan and property type, maturity, prepayment characteristics and borrower credit profiles.



BALANCED PORTFOLIO CONSTRUCTION:

With an investment objective of achieving attractive returns with balanced risks, our portfolio construction targets low and stable prepayment rates, as well as a balanced approach toward interest rate exposure and credit risk.



EXPERIENCED MANAGEMENT TEAM:

Our senior executives average over 20 years of experience. The officers and employees of Pine River provide us with significant expertise managing our target assets through a variety of credit and interest rate environments.



ATTRACTIVE MANAGEMENT FEE STRUCTURE:

We have created an efficient infrastructure. Stockholders pay our external manager a modest management fee of 1.5% of stockholders' equity, with no additional performance or incentive fees.



"AS ALWAYS, DELIVERING STOCKHOLDER VALUE IS OUR NUMBER ONE PRIORITY."

Thomas Siering, President and Chief Executive Officer

DEAR FELLOW STOCKHOLDERS:

Two Harbors was founded in 2009 with a simple mission – to become the leading hybrid mortgage REIT in the U.S. Just three years later, I am pleased to report that Two Harbors was the largest hybrid mortgage REIT by market capitalization as of year-end 2012. We have said many times it has never been our ambition to be the biggest mortgage REIT, just the best. We attribute the growth in our business to our portfolio alpha generation, innovation and best practice policies with respect to governance and disclosure. We believe the market has embraced our vision.

We are particularly proud of the total return we have generated through both capital appreciation and attractive dividends. Since inception we have consistently outpaced the universe of hybrid REITs, mortgage REITs and the S&P 500, delivering a total return of 137%[1] through the end of March. In 2012, we delivered a total return on book value of 47% with dividends of $1.71 per share, which we believe is a testament to the talent of our investment team and our rigorous security selection. Our total stockholder return for 2012 was 40%[2], which compares to a total return of 19%[2] for the sector in 2012, as measured by the Pine River Mortgage REIT Index™. As always, delivering stockholder value is our number one priority.

EXCEPTIONAL RESULTS FOR 2012

Two Harbors has a hybrid structure, which allows us to focus on the relative value of various sectors with an intense focus on security selection. As a hybrid mortgage REIT, we have the flexibility to invest in both Agency and non-Agency mortgages. Agency mortgages are backed by guarantees from the government sponsored entities such as Freddie Mac and Fannie Mae, and by Ginnie Mae. Non-Agency mortgages are non-conforming loans with no credit guarantees. Our outsized economic returns for 2012 demonstrate the strength, soundness and flexibility of our hybrid portfolio management strategy. As the investment landscape shifted during the year, we seized the opportunity to raise and deploy capital into non-Agency securities early in 2012, and to take advantage of an attractive opportunity in Agency securities in the summer. Our investment team generated $1.05 billion in total comprehensive income, and we applaud them for that exceptional result. Approximately 67% of the attribution of return in 2012 was derived from our non-Agency strategy, with the remainder from the Agency portfolio.

At the same time, we more than doubled the size of our business, as measured by market capitalization. At the start of 2012, our market capitalization was approximately $1.3 billion. Through the completion of three capital raises coupled with the appreciation of our portfolio, our market capitalization at December 31 was approximately $3.3 billion; this compares to just over $100 million at our inception in 2009.

We have built our franchise in a deliberate, thoughtful and opportunistic manner, and today we are benefiting from a well-established foundation for ongoing growth and superior returns – the key to which is the excellence of our team. Last year was transformative for both our investment and administrative teams. On the investment side of our business, Bill Roth became the sole Chief Investment Officer after serving as co-CIO with Steve Kuhn since the company's inception. We also expanded our senior management team with the hiring of Bill Greenberg, Dan Koch and Nick Smith, enhancing our investment expertise and our ability to diversify our business model and drive stockholder value over time.

Today, we have a dedicated administrative team, which we believe is tremendously important to the long-term success of our business and critical as we position ourselves to explore new business initiatives. Effective at the beginning of 2012, we named Brad Farrell CFO, and most recently Rebecca Sandberg was named General Counsel, effective March 1, 2013. Brad had previously served as Two Harbors' controller and Rebecca was previously our deputy general counsel, so these transitions have been seamless and natural.

Internally, our deep bench of talent holds decades of experience navigating the mortgage markets, investing in RMBS, and managing business operations and risk. Externally, our adviser, PRCM Advisers LLC, and its parent company, Pine River Capital Management, provide us with significant expertise in managing our target assets.

INVESTMENT ACUMEN

The Two Harbors team benefits from best in class analytics and proprietary technology framework as a result of its affiliation with Pine River. This infrastructure enables us to conduct extensive analysis of the underlying loans in each portfolio and to evaluate a range of factors including: loan size, property type, maturity, prepayment characteristics and borrower credit profiles. Through this analysis, we can determine the likely behavior and motivation of the borrowers, and assess how a loan might perform over time.

We have also developed a sophisticated hedging strategy to manage risk that involves swaps, swaptions, interest-only securities, Agency derivatives and credit default swaps. This strategy will help us preserve book value in the event of rapid or significant interest rate and credit developments. We believe Two Harbors is positioned not only to survive market tumult but to thrive in changing environments.

OPPORTUNITIES FOR DIVERSIFICATION

Our diversification strategy is something that clearly differentiates Two Harbors from our peers. When we evaluate investment opportunities in the mortgage market, there are several factors we consider. New opportunities must be grounded in our core competencies, such as understanding and managing prepayment and mortgage credit risk. They must also enhance the overall risk/reward profile of our business. Lastly, we must have confidence that we have the proper infrastructure in place to support them. So, with all this in mind, we anticipate a measured move into new opportunities in the future.

Silver Bay Realty Trust Corp. (NYSE: "SBY"), a publicly traded equity REIT focused on the acquisition, renovation, leasing and management of single-family properties, is a good example. In 2012, we saw a myriad of attractive opportunities to purchase undervalued single family homes and we amassed a portfolio of 2,200 homes across a variety of markets. We contributed this portfolio of properties to Silver Bay in December, concurrent with Silver Bay's initial public offering. In exchange for this contribution, Two Harbors received 17.8 million shares of Silver Bay



"TWO HARBORS IS WELL POSITIONED FOR THE FUTURE."

Thomas Siering, President and Chief Executive Officer

common stock. We announced on March 18, 2013 that our board declared a special dividend to distribute the Silver Bay common stock to Two Harbors' stockholders of record on April 2, 2013, allowing our stockholders to determine their desired level of exposure to this asset class.

A BRIGHT FUTURE AHEAD

On a macro level, home price performance, which is important to our non-Agency portfolio, has been a bright spot in an otherwise murky macroeconomic environment. Home prices are improving across much of the U.S., and the supply of distressed homes and shadow inventory have been diminishing.

Interest rates, another important metric, did move a bit higher in 2012 due to improving economic data and market sentiment. Despite the Federal Reserve's stated intention to keep interest rates low, we continue to prudently hedge against a spike in interest rates to protect our portfolio.

We continually monitor developments regarding interest rates, policy and regulatory changes and manage our business accordingly. Longer term, we expect private capital to continue to play an even bigger and more important role in the mortgage market, especially as the GSEs and the Federal Reserve reduce their role in the mortgage market. Thusly, we believe this will create new and sustained opportunities for dedicated permanent capital vehicles such as mortgage REITs like Two Harbors.

Two Harbors is well positioned for the future. We have a disciplined investment approach, effective hedging strategies to mitigate risk, a robust operational foundation for growth and, above all else, we are committed to delivering attractive returns to our stockholders. The future looks bright and we are excited about the growth opportunities and environment we see ahead. Thank you for your support and shared enthusiasm for Two Harbors Investment Corp.

Sincerely,

Thomas Siering
President and Chief Executive Officer
March 29, 2013

[1] Two Harbors' total stockholder return is calculated for the period October 29, 2009 through March 29, 2013. Total stockholder return is defined as capital appreciation including dividends. Source: Bloomberg.

[2] Total stockholder return is defined as capital appreciation including dividends.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2012

Commission File Number 001-34506

TWO HARBORS INVESTMENT CORP.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**27-0312904**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
601 Carlson Parkway, Suite 1400 Minnetonka, Minnesota	**55305**
(Address of Principal Executive Offices)	(Zip Code)

(612) 629-2500
(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Exchange on Which Registered:
Common Stock, par value $0.01 per share	New York Stock Exchange
Warrants to purchase Common Stock	NYSE MKT

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2012, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $2.3 billion based on the closing sale price as reported on the NYSE on that date.

As of February 28, 2013 there were 298,855,855 shares of outstanding common stock, par value $.01 per share, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after the end of registrant's fiscal year covered by this Annual Report, are incorporated by reference into Part III.

TWO HARBORS INVESTMENT CORP.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. Business

Overview

Our Company

Two Harbors Investment Corp. is a Maryland corporation focused on investing in, financing and managing residential mortgage-backed securities, or RMBS, residential mortgage loans and other financial assets, which we collectively refer to as our target assets. We operate as a real estate investment trust, or REIT, as defined under the Internal Revenue Code of 1986, as amended, or the Code. The terms "Two Harbors," "we," "our," "us" and the "Company" refer to Two Harbors Investment Corp. and its subsidiaries as a consolidated entity.

We were incorporated on May 21, 2009 and commenced operations as a publicly traded company on October 28, 2009, upon completion of a merger with Capitol Acquisition Corp, or Capitol, which became our wholly owned indirect subsidiary as a result of the merger.

Our objective is to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and secondarily through capital appreciation. We selectively acquire and manage an investment portfolio of our target assets, which is constructed to generate attractive returns through market cycles. We focus on security selection and implement a relative value investment approach across various sectors within the residential mortgage market. Our target assets include the following:

- Agency RMBS, meaning RMBS whose principal and interest payments are guaranteed by the Government National Mortgage Association (or Ginnie Mae), the Federal National Mortgage Association (or Fannie Mae), or the Federal Home Loan Mortgage Corporation (or Freddie Mac);
- Non-Agency RMBS, meaning RMBS that are not issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac;
- Residential mortgage loans; and
- Other financial assets comprising approximately 5% to 10% of the portfolio.

We seek to deploy moderate leverage as part of our investment strategy. We generally finance our RMBS and mortgage loan assets through short-term borrowings structured as repurchase agreements.

We recognize that investing in our target assets is competitive and that we compete with other investment vehicles for attractive investment opportunities. We rely on our management team and Pine River Capital Management L.P., or Pine River (described below), who have developed strong relationships with a diverse group of financial intermediaries, to execute on our investment approach. In addition, we have benefited and expect to continue to benefit from Pine River's analytical and portfolio management expertise and infrastructure. We believe that our significant focus on the RMBS area, the extensive RMBS expertise of our investment team, our strong analytics and our disciplined relative value investment approach give us a competitive advantage over our peers.

We have elected to be treated as a REIT for U.S. federal income tax purposes. To qualify as a REIT, we are required to meet certain investment and operating tests and annual distribution requirements. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders, do not participate in prohibited transactions and maintain our intended qualification as a REIT. However, certain activities that we may perform may cause us to earn income which will not be qualifying income for REIT purposes. We have designated certain of our subsidiaries as taxable REIT subsidiaries, or TRSs, as defined in the Code, to engage in such activities, and we may in the future form additional TRSs. We also intend to operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended, or the 1940 Act.

Our Manager

We are externally managed and advised by PRCM Advisers LLC, a wholly-owned subsidiary of Pine River. Founded in 2002, with offices in New York; London; Hong Kong; San Francisco; Beijing and Shenzhen, China; Austin, Texas; and Minnetonka, Minnesota, Pine River is a global asset management firm providing solutions to qualified clients across three actively managed platforms: hedge funds, managed accounts, and listed investment vehicles.

Pine River formed PRCM Advisers for the purpose of providing management services to us. PRCM Advisers is responsible for administering our business activities and day-to-day operations. Pursuant to the terms of a management agreement between us and PRCM Advisers, PRCM Advisers provides us with our management team, including our officers, along with appropriate support personnel. In addition, PRCM Advisers provides us with the expertise of Pine River's fixed income team, or dedicated trading personnel, proprietary analytical tools and certain fund infrastructure. PRCM Advisers is at all times subject to the supervision and oversight of our board of directors. Each of our officers is an employee or partner of Pine River. We do not have any employees. We do not pay any of our officers any cash compensation. Rather, we pay PRCM Advisers a base management fee equal to 1.5% of our stockholders' equity per annum pursuant to the terms of the management agreement. We also reimburse PRCM Advisers for the allocable share of the compensation paid by PRCM Advisers to its personnel serving as our principal financial officer and general counsel and other reimbursable costs under the management agreement and shared facilities and services agreement. We do not pay PRCM Advisers any incentive-based fees or other incentive-based compensation.

Through our relationship with PRCM Advisers, we benefit from Pine River's disciplined and highly analytical investment approach, extensive long-term relationships in the financial community, and established infrastructure. Pine River's disciplined investment approach utilizes a cross-product approach, conducting top-down market assessments with respect to various subsets of the RMBS market in order to identify the most attractive segments and investment opportunities. Our security selection process leverages proprietary and third party analytic tools to conduct a detailed analysis of factors that influence our target assets. We select our RMBS after extensive analysis of the underlying loans, including prepayment trends, average remaining life, amortization schedules, fixed versus floating interest rates, geographic concentration, property type, loan-to-value ratios, and credit scores, among others.

Pine River's fixed income team has broad experience in managing Agency RMBS, non-Agency RMBS and other mortgage-related assets through a variety of credit and interest rate environments and has demonstrated the ability to generate attractive risk-adjusted returns under different market conditions and cycles, on both a levered and unlevered basis. Pine River maintains extensive long-term relationships with financial intermediaries, including prime brokers, investment banks, broker-dealers and asset custodians. We believe these relationships enhance PRCM Advisers' ability to source, finance, protect and hedge our investments and, thus, enable us to succeed in various credit and interest rate environments. We also benefit from Pine River's comprehensive finance, operational and administrative infrastructure, including its risk management and accounting operations, as well as its legal, compliance and software development teams.

As of December 31, 2012, Pine River had net assets under management, including Two Harbors stockholders' equity, of approximately $11.6 billion, of which approximately $9.0 billion is dedicated to mortgage strategies. As of December 31, 2012, Pine River employed over 341 employees globally, including 108 investment professionals, and has successfully maintained low employee attrition.

Our Business

Our Investment Strategy

Our investment objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and secondarily through capital appreciation. We intend to achieve this objective by constructing a well-balanced portfolio consisting primarily of RMBS, with a focus on managing various associated risks, including interest rate, prepayment, mortgage spread and financing risk. Consistent with the objective of achieving attractive risk-adjusted returns over various market cycles, PRCM Advisers intends to maintain a balanced approach to these various risks.

We rely on PRCM Advisers' expertise in identifying assets within our target asset classes. PRCM Advisers makes investment decisions based on a rigorous asset selection process that takes into consideration a variety of factors, including expected cash yield, risk-adjusted returns, current and projected credit fundamentals, current and projected macroeconomic considerations, current and projected supply and demand, credit and market risk concentration limits, liquidity, cost of financing and financing availability. It is our intention to select our assets in such a way as to maintain our REIT qualification and our exemption from registration under the 1940 Act.

In late 2011, we began acquiring prime nonconforming residential mortgage loans from select mortgage loan originators and secondary market institutions with whom we have chosen to build strategic relationships, including those with a nationwide presence. Our intention in the future is to securitize these loans and/or exit through a whole loan sale.

In the first quarter of 2012, as part of the on-going diversification of our business model, we began acquiring residential real properties in certain metropolitan areas across the United States with the intention of renting the properties for income. On December 19, 2012, we completed the contribution of our portfolio of single-family rental properties to Silver Bay Realty Trust Corp., or Silver Bay, a newly organized Maryland corporation intended to qualify as a REIT and focused on the acquisition, renovation, leasing and management of single-family residential properties for rental income and long-term capital appreciation. We effected this transaction by contributing our equity interests in our then wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay, and in exchange for the contribution, received shares of common stock of Silver Bay. Silver Bay completed its initial public offering, or IPO, of its common stock on December 19, 2012 and is listed on the NYSE under the symbol "SBY". Because we will not have any significant continuing involvement in Two Harbors Property Investment LLC, all of the associated operating results were removed from continuing operations and are presented separately as discontinued operations for the years ended December 31, 2012 and 2011.

In late 2012, we announced our intent to evaluate other target asset classes that rely upon our core competencies of credit and prepayment risk management. These include credit sensitive loans, or CSLs, and mortgage servicing rights, or MSRs. CSLs are loans that are currently performing, but where the borrower has previously experienced payment delinquencies and is more likely to be underwater (i.e., the amount owed on a mortgage loan exceeds the current market value of the home). As a result, there is a higher probability of default than on newly originated mortgage loans. MSRs represent a contractual right to service a mortgage loan and collect a fee for performing servicing activities, such as collecting principal and interest from a borrower and distributing those payments to the owner of the loan. Mortgage loan originators frequently strip the MSR from the mortgage loan and sell it to third parties as a separate asset. If we acquire MSRs, we intend to hire a sub-servicer to perform the servicing function on our behalf. At December 31, 2012 we had not yet purchased any of these assets.

Our Target Assets

Our target asset classes are as follows:

Agency RMBS	Agency RMBS collateralized by either fixed rate mortgage loans, adjustable rate mortgage loans or hybrid mortgage loans, or derivatives thereof, including: • mortgage pass-through certificates; • collateralized mortgage obligations; • Freddie Mac gold certificates; • Fannie Mae certificates; • Ginnie Mae certificates; • "to-be-announced" forward contracts, or TBAs, which are pools of mortgages with specific investment terms to be issued by government sponsored entities, or GSEs, at a future date; and • interest-only and inverse interest-only securities.
Non-Agency RMBS	Non-Agency RMBS collateralized by prime mortgage loans, Alt-A mortgage loans, pay-option ARM mortgage loans, and subprime mortgage loans, which may have fixed rate, adjustable rate or hybrid rate terms. Non-Agency RMBS includes both senior and mezzanine RMBS. Senior RMBS refers to non-Agency RMBS that represent the senior-most tranches — that is, the tranches which have the highest priority claim to cash flows from the related collateral pool, within the RMBS structure. Mezzanine RMBS refers to subordinated tranches within the collateral pool. The non-Agency RMBS we purchase may include investment-grade and non-investment grade classes, including non-rated securities. Hybrid mortgage loans have terms with interest rates that are fixed for a specified period of time and, thereafter, generally adjust annually to an increment over a specified interest rate index. ARMs refer to hybrid and adjustable-rate mortgage loans which typically have interest rates that adjust annually to an increment over a specified interest rate index.
Residential mortgage loans	Prime nonconforming and credit sensitive residential mortgage loans.
Other assets	Financial and real estate related assets other than RMBS and mortgage loans, including asset backed securities and certain hedging transactions that may produce non-qualifying income for purposes of the REIT gross income tests.

Our Investment Activities

At December 31, 2012, we had total assets of approximately $16.8 billion, of which $14.0 billion, or 83.1%, represented our RMBS portfolio, of which $11.3 billion, or 81.0%, was comprised of Agency RMBS; $2.2 billion, or 15.3%, was comprised of senior non-Agency RMBS; and the remaining $0.5 billion, or 3.7%, was comprised of other non-Agency RMBS. The remaining $2.8 billion of assets in our portfolio consisted primarily of U.S. Treasuries classified as trading instruments, equity securities, which represents our holdings in Silver Bay common stock, cash, restricted cash, mortgage loans held-for-sale, receivables, derivative assets and prepaid assets.

Our Investment Guidelines

Our board of directors has approved the following investment guidelines:

- no investment shall be made that would cause us to fail to qualify as a REIT for U.S. federal income tax purposes;
- no investment shall be made that would cause us to be regulated as an investment company under the 1940 Act;
- we will primarily invest within our target assets, consisting primarily of Agency RMBS, non-Agency RMBS, and residential mortgage loans; approximately 5% to 10% of our portfolio may include other financial assets; and
- until appropriate investments can be identified, we will invest available cash in interest-bearing and short-term investments that are consistent with (i) our intention to qualify as a REIT, and (ii) our exemption from investment company status under the 1940 Act.

These investment guidelines may be changed from time to time by our board of directors in its discretion without the approval of our stockholders.

Within the constraints of the foregoing investment guidelines, PRCM Advisers has broad authority to select, finance and manage our investment portfolio. As a general matter, our investment strategy is designed to enable us to:

- build an investment portfolio consisting of Agency RMBS, non-Agency RMBS, residential mortgage loans and other mortgage-related assets that will generate attractive returns while having a moderate risk profile;
- manage financing, interest, prepayment rate, credit and similar risks;
- capitalize on discrepancies in the relative valuations in the mortgage and housing markets; and
- provide regular quarterly distributions to stockholders.

Within the requirements of the investment guidelines, PRCM Advisers makes determinations as to the percentage of our assets that will be invested in each of our target assets. PRCM Advisers' decisions depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. As a result, we cannot predict the percentage of our assets that will be invested in any of our target asset classes at any given time. We believe that the diversification of our portfolio of assets and the flexibility of our strategy, combined with PRCM Advisers' and its affiliates' expertise, will enable us to achieve attractive risk-adjusted returns under a variety of market conditions and economic cycles.

Financing Strategy

We deploy moderate leverage to increase potential returns to our stockholders and to fund the acquisition of our assets. We are not required to maintain any particular leverage ratio. The amount of leverage we deploy for particular investments in our target assets depends upon an assessment of a variety of factors, which may include the anticipated liquidity and price volatility of our assets; the gap between the duration of assets and liabilities, including hedges; the availability and cost of financing the assets; our opinion of the credit worthiness of financing counterparties; the health of the U.S. economy and residential mortgage and housing markets; our outlook for the level, slope and volatility of interest rates; the credit quality of the loans underlying our Agency RMBS and non-Agency RMBS; and our outlook for asset spreads relative to the London Interbank Offered Rate, or LIBOR, curve.

Our primary financing source is repurchase agreements. We may use repurchase agreements to deploy, on a debt-to-equity basis, up to ten times leverage on our Agency RMBS assets, but we are not required to maintain any particular leverage ratio. We expect under current market conditions to deploy limited leverage on our non-Agency RMBS through the use of repurchase agreements.

Repurchase agreements are financings pursuant to which one party, the seller or borrower, sells assets to the repurchase agreement counterparty, the buyer or lender, for an agreed price with the obligation to repurchase the assets from the buyer at a future date and at a price higher than the original purchase price. The amount of financing available under a repurchase agreement is limited to a specified percentage of the estimated market value of the assets. The difference between the sale price and repurchase price is the interest expense of financing under a repurchase agreement. Under repurchase agreement financing arrangements, if the value of the collateral decreases, the buyer could require the seller to provide additional cash collateral to re-establish the ratio of value of the collateral to the amount of borrowing. In the current economic climate, lenders under repurchase agreements generally advance approximately 90% to 97% of the market value of the Agency RMBS financed (meaning a 3% to 10% discount from market value, or haircut) and 50% to 75% of the market value of the non-Agency RMBS financed (meaning a 25% to 50% haircut). A significant decrease in advance rate or an increase in the haircut could result in our having to sell securities in order to meet additional margin requirements by the lender. We expect to mitigate our risk of margin calls under repurchase agreements by deploying a prudent amount of leverage that is below what could be used under current advance rates.

In order to reduce our exposure to counterparty-related risk, we generally seek to diversify our exposure by entering into repurchase agreements with multiple counterparties. At December 31, 2012, we had $12.6 billion of outstanding balances under repurchase agreements with 22 counterparties, with a maximum net exposure (the difference between the amount loaned to us, including interest payable, and the value of the assets pledged by us as collateral, including accrued interest receivable on such assets) to any single lender of $281.7 million, or 8.2% of equity.

Interest Rate Hedging and Risk Management Strategy

We enter into a variety of derivative and non-derivative instruments in connection with our risk management activities. Our primary objective for executing these derivatives and non-derivative instruments is to mitigate our economic exposure to future events that are outside our control. Our derivative financial instruments are utilized principally to manage market risk and cash flow volatility associated with interest rate risk (including associated prepayment risk) related to certain assets and liabilities. As part of our risk management activities, we may, at times, enter into various forward contracts including short securities, Agency TBAs, options, futures, swaps and caps. In executing on our current risk management strategy, we have entered into interest rate swap agreements, swaptions and TBA positions. We have also entered into a number of non-derivative instruments to manage interest rate risk, principally U.S. Treasuries and Agency interest-only securities.

Our Competitive Advantages

Our investment strategy is focused on utilizing our underlying core strengths, described below in further detail, which we believe offer competitive advantages in the marketplace:

Significant Experience of Our Management Team

We believe that the extensive experience of our management team and, through our relationship with PRCM Advisers, the officers and employees of Pine River, provide us with significant expertise across our target assets. Pine River's fixed income investment team has managed Agency RMBS, non-Agency RMBS and other mortgage-related assets through a variety of credit and interest rate environments and has demonstrated strong ability to generate attractive risk-adjusted returns under different market conditions, on both a levered and unlevered basis.

Effective January 1, 2013, William Roth became the company's sole Chief Investment Officer. He previously shared the role of Co-CIO with Steven Kuhn, who remains as Partner and Head of Fixed Income Trading at Pine River. Mr. Roth and the other senior members of our research and investment team have an average of 26 years of experience in mortgage-backed securities investing, including experience in performing advisory services for investment banks, funds, other investment vehicles, and other managed and discretionary accounts. The fixed income investment team, which is comprised of more than 30 professionals, includes seasoned traders, analysts and risk managers, and is backed by Pine River's extensive infrastructure in the areas of credit analysis, trade execution, risk management, valuation, accounting, operations, corporate governance and law.

Disciplined Relative Value Investment Approach

Disciplined security selection is a key element of our strategy. We are, in essence, a relative value investor in residential mortgage-backed securities. PRCM Advisers uses a cross-product approach, conducting top-down market assessments with respect to various subsets of the RMBS market in order to identify the most attractive segments and investment opportunities. In employing this detailed analysis, PRCM Advisers seeks to best capture market inefficiencies and identify the most attractive securities. We select our RMBS based on factors that include extensive analysis of the underlying loans, including prepayment trends, average remaining life, amortization schedules, fixed versus floating interest rates, geographic concentration, property type, loan-to-value ratios and credit scores. Considering the multi-trillion dollar size of the U.S. RMBS market, we can be selective with our investments and buy only the securities we deem to be the most attractive. We believe this holistic, relative-value approach to the non-Agency and Agency RMBS investments may achieve higher risk-adjusted returns than an approach that focuses on a single sector of the residential mortgage market.

Portfolio Construction

Our objective is to provide attractive risk-adjusted returns to our stockholders over the long-term, primarily through dividends and secondarily through capital appreciation. We intend to achieve this objective by constructing a well-balanced portfolio consisting primarily of RMBS, with a focus on managing various associated risks, including interest rate, prepayment, mortgage spread and financing risk. PRCM Advisers uses its fixed income investment team's expertise across a broad range of asset classes within the RMBS markets to build a portfolio that seeks to balance income, cash, capital appreciation, leverage and the aforementioned risks. Through the careful and disciplined selection of assets, and continual portfolio monitoring, we seek to build and maintain an investment portfolio that provides value to stockholders over time both in absolute terms and relative to other RMBS portfolios.

Access to PRCM Advisers' Analytical Tools, Infrastructure and Expertise

Our experienced investment team constructs and manages our RMBS investment portfolio through the use of focused qualitative and quantitative analysis, which helps us manage risk on a security-by-security and portfolio basis. We rely on a variety of proprietary and third party analytical tools and models, which we customize to our needs. We focus on in-depth analysis of the numerous factors that influence our target assets, including:

- fundamental market and sector review;
- cash flow analysis;
- disciplined security selection;
- controlled risk exposure; and
- prudent balance sheet management.

We also use these tools to guide the hedging strategies developed by PRCM Advisers to the extent consistent with the requirements for qualification as a REIT.

In addition, through PRCM Advisers we have access to Pine River's proprietary technology management platform, called Everest, to track investments and to monitor investment risk across asset classes. Everest collects and stores real-time market data, and integrates market performance with portfolio holdings and proprietary risk models to measure the risk positions in our portfolios. This measurement system portrays overall portfolio risk and risk sources.

Our focus on loan level and local market analysis allows us to track and understand borrower performance, which we consider important to our overall investment strategy. Our ability to track real-time variables such as market specific home prices and unemployment rates provides us with valuable insights and helps with specific asset selection decisions. We believe that sophisticated analysis of both macro- and micro-economic factors will enable us to manage cash flow and distributions while preserving our stockholders' capital.

Through a shared facilities and services agreement with Pine River, PRCM Advisers has access to analytical and portfolio management capabilities to aid in security selection and risk management. We capitalize on the market knowledge and ready access to data across our target markets that PRCM Advisers and its affiliates obtain through their established platform. We also benefit, through PRCM Advisers, from Pine River's comprehensive finance, operational and administrative infrastructure, including its risk management and financial reporting and accounting operations, as well as its business development, legal, compliance, operations, settlement, and software development teams.

Extensive Strategic Relationships and Experience of PRCM Advisers and its Affiliates

PRCM Advisers and its affiliates maintain extensive long-term relationships with financial intermediaries including prime brokers, investment banks, broker-dealers and asset custodians. We believe these relationships enhance our ability to source, finance, protect and hedge our investments and, thus, enable us to succeed in various credit and interest rate environments. Members of the fixed income investment team have many years of experience and well-established contacts within the RMBS industry. This experience and the associated relationships are beneficial for our stockholders.

Management Agreement

Pursuant to the management agreement between us and PRCM Advisers, PRCM Advisers implements our business strategy and performs certain services for us, subject to oversight by our board of directors. PRCM Advisers is responsible for, among other duties, (i) performing all of our day-to-day functions, (ii) determining investment criteria in conjunction with our board of directors, (iii) sourcing, analyzing and executing investments, asset sales and financings, and (iv) performing asset management duties.

The initial term of the management agreement expires on October 28, 2013, with automatic one-year renewals at the end of the initial term and each term thereafter. Our independent directors review PRCM Advisers' performance annually and, following the initial term, the management agreement may be terminated annually by us without cause upon the vote of at least two-thirds of our independent directors or by a vote of the holders of a majority of the outstanding shares of our common stock, based upon: (i) PRCM Advisers' unsatisfactory performance that is materially detrimental to us or (ii) our determination that the management fees payable to PRCM Advisers are not fair, subject to PRCM Advisers' right to prevent termination based on unfair fees by accepting a reduction of management fees agreed to by at least two-thirds of our independent directors. We are required to provide PRCM Advisers with 180 days' prior notice of such termination. Upon termination without cause, we will pay PRCM Advisers a termination fee, as described below. We will also pay a termination fee to PRCM Advisers if PRCM Advisers terminates the management agreement due to our material breach of such agreement. We may terminate the management agreement with 30 days' prior notice from our board of directors, without payment of a termination fee, for cause, as defined in the management agreement. PRCM Advisers may terminate the management agreement if we become required to register as an investment company under the 1940 Act, with such termination deemed to occur immediately before such event, and may also decline to renew the management agreement by providing us with 180 days' prior notice, in either case of which we would not be required to pay a termination fee.

Base Management Fee

The base management fee paid to PRCM Advisers is 1.5% of our stockholders' equity per annum, calculated and payable quarterly in arrears.

For purposes of calculating the management fee, our stockholders' equity means the sum of the net proceeds from all issuances of our equity securities since inception (allocated on a *pro rata* daily basis for such issuances during the fiscal quarter of any such issuance), plus our retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we have paid for repurchases of our common stock since inception, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount will be adjusted to exclude one-time events pursuant to changes in accounting principles generally accepted in the United States of America, or GAAP, and certain non-cash items after discussions between PRCM Advisers and our independent directors and approval by a majority of our independent directors. To the extent asset impairments reduce our retained earnings at the end of any completed calendar quarter it will reduce the base management fee for such quarter. Our stockholders' equity for the purposes of calculating the base management fee could be greater than the amount of stockholders' equity shown on the consolidated financial statements. In connection with the Silver Bay transaction, the management fee payable by us to PRCM Advisers for the quarter ended June 30, 2013 will be reduced by $4.3 million.

Expense Reimbursement

We reimburse PRCM Advisers for (i) our allocable share of the compensation paid by Pine River to its personnel serving as our principal financial officer and general counsel and personnel employed by Pine River as in-house legal, tax, accounting, consulting, auditing, administrative, information technology, valuation, computer programming and development and back-office resources to us and (ii) any amounts for personnel of Pine River's affiliates arising under a shared facilities and services agreement.

Termination Fee

Upon termination of the management agreement by us without cause or by PRCM Advisers due to our material breach of the management agreement, we are required to pay a termination fee equal to three times the sum of the average annual base management fee earned by PRCM Advisers during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

Operating and Regulatory Structure

1940 Act Exemption

We conduct our operations so that we are not required to register as an investment company under the 1940 Act. The 1940 Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate," or qualifying interests. Under the current interpretation of the SEC's staff, in order to qualify for this exemption, the REIT must maintain (i) at least 55% of our assets in qualifying interests (referred to as the 55% Test) and (ii) at least 80% of our assets in real estate related assets including qualifying interests (referred to as the 80% Test). In meeting the 55% Test, we treat as qualifying interests those RMBS issued with respect to an underlying pool as to which we own all of the certificates issued by the pool. RMBS that do not represent all of the certificates issued (i.e., an undivided interest) by the pool of mortgages (i.e., a whole pool) underlying such RMBS may be treated as securities separate from such underlying mortgage loans and, thus, may not be considered qualifying interests for purposes of the 55% Test; however, such RMBS would be considered real estate related assets for purposes of the 80% Test. Therefore, for purposes of the 55% Test, our ownership of these types of RMBS is limited by the provisions of the 1940 Act. If the SEC or its staff were to adopt a contrary interpretation, we could be required to sell a substantial amount of our RMBS under potentially adverse market conditions. Further, in order to ensure that at all times we qualify for this exemption from the 1940 Act, we may be precluded from acquiring RMBS whose yield is higher than the yield on RMBS that could be otherwise purchased in a manner consistent with this exemption. Accordingly, we monitor our compliance with both the 55% Test and the 80% Test in order to maintain our exempt status under the 1940 Act.

REIT Qualification

We have elected to be taxed as a REIT under the Code, commencing with our taxable period ended December 31, 2009, upon the filing of our federal income tax return for such year. Our qualification as a REIT depends upon our ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our shares. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and we conduct our operations in a manner which will enable us to continue to meet the requirements for qualification and taxation as a REIT. Certain activities that we may perform may cause us to earn income which will not be qualifying income for REIT purposes. We have designated certain of our subsidiaries as TRSs to engage in such activities, and we may in the future form additional TRSs.

As long as we continue to qualify as a REIT, we generally will not be subject to U.S. federal income tax on the REIT taxable income we distribute currently to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we will be subject to U.S. federal income tax at regular corporate rates and may be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which we lost our REIT qualification. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income or property.

Corporate Governance

We strive to maintain an ethical workplace in which the highest standards of professional conduct are practiced.

- Our board of directors is composed of a majority of independent directors. Our Audit, Nominating and Corporate Governance and Compensation Committees are composed exclusively of independent directors.
- In order to foster the highest standards of ethics and conduct in all of our business relationships, we have adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines, which cover a wide range of business practices and procedures that apply to all of our directors, officers and employees. In addition, we have implemented Whistle Blowing Procedures for Accounting and Auditing Matters that set forth procedures by which any officer or employee may raise, on a confidential basis, concerns regarding any questionable or unethical accounting, internal accounting controls or auditing matters with our Audit Committee.
- We have an insider trading policy that prohibits any of our directors, officers or employees from buying or selling our common and preferred stock on the basis of material nonpublic information and prohibits communicating material nonpublic information to others.
- We have a formal internal audit function, through the current use of an outsourced firm, to further the effective functioning of our internal controls and procedures. Our internal audit plan, which is approved annually by our Audit Committee, is based on a formal risk assessment and is intended to provide management and our Audit Committee with an effective tool to identify and address areas of financial or operational concerns and to ensure that appropriate controls and procedures are in place. We have implemented Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the SOX Act, which requires an evaluation of internal control over financial reporting in association with our financial statements as of December 31, 2012. (See Item 9A, "Controls and Procedures" included in this Annual Report on Form 10-K.)

Competition

Our net income depends, in large part, on our ability to acquire assets at favorable spreads over our borrowing costs. In acquiring our target assets, we compete with other REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, financial institutions, governmental agencies and other entities. Some of these entities may not be subject to the same regulatory constraints that we are (i.e., REIT compliance or maintaining an exemption under the 1940 Act). Many of our competitors are significantly larger than us, have access to greater capital and other resources and may have other advantages over us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Current market conditions may attract more competitors for certain of our target assets, which will not only affect the supply of assets but may also increase the competition for sources of financing for these assets. An increase in the competition for sources of funding could adversely affect the availability and cost of financing, and thereby adversely affect the market price of our common stock.

Employees

We are managed by PRCM Advisers pursuant to the management agreement between PRCM Advisers and us. All of our officers are partners or employees of Pine River or its affiliates. We have no direct employees.

Policies with Respect to Certain Other Activities

If our board of directors determines that additional funding is necessary or appropriate, we may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed REIT taxable income). In the event that our board of directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

As of the date of this filing, we do not intend to offer equity or debt securities in exchange for property. We have not in the past repurchased or otherwise reacquired our shares, but may do so in the future under our share repurchase plan, subject to the requirements of the Maryland General Corporation Law, or MGCL.

As of the date of this filing, we do not intend to invest in the securities of other REITs, other entities engaged in real estate activities or securities of other issuers for the purpose of exercising control over such entities. As of the date of this filing, we hold shares of Silver Bay common stock; however, our investment in Silver Bay is the direct result of the contribution of our single-family rental property portfolio.

We have not in the past made loans to third parties in the ordinary course of business for investment purposes, but may do so in the future. As of the date of this filing, we do not intend to underwrite the securities of other issuers.

We furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accountants and file quarterly reports with the SEC containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

Our board of directors may change any of these policies without prior notice, or a vote of our stockholders, other than filing of annual and quarterly reports with the SEC which is required by law.

Other Historical Information

We were incorporated on May 21, 2009 and commenced operations as a publicly traded company on October 28, 2009, upon completion of a merger with Capitol. Capitol became a wholly-owned indirect subsidiary of Two Harbors upon completion of the merger transaction. Our common stock is listed on the NYSE under the symbol "TWO" and our warrants are listed on the NYSE MKT under the symbol "TWO.WS".

In connection with the merger transaction, warrants to purchase 33,249,000 shares of Two Harbors common stock were issued, of which 7,000,000 were issued to the founding stockholders of Capitol and the remainder were sold to the public. Under the terms of the warrant agreement, as subsequently amended, the warrants have an exercise price of $11.00 per share and an expiration date of November 7, 2013.

We are required to maintain a registration statement related to the resale of 9,906,918 of our warrants and the resale of common stock received upon exercise of those warrants, certain of which warrants are held by other funds managed by Pine River. In addition, for holders to exercise the warrants, we must maintain an effective registration statement related to the common stock underlying the warrants.

Financial Information

Financial information concerning our business for each of 2012, 2011 and 2010 is set forth in “Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Qualitative and Quantitative Disclosures about Market Risk,” and the consolidated financial statements and the notes thereto, and the supplemental financial information, which are in Part II, Items 7, 7A and 8 of this Annual Report on Form 10-K.

Available Information

Our website can be found at *www.twoharborsinvestment.com*. We make available, free of charge on our website (on the Investor Relations page under "SEC Filings"), our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as are filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, as well as our proxy statements with respect to our annual meetings of stockholders, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. Our Exchange Act reports filed with, or furnished to, the SEC are also available at the SEC's website at *www.sec.gov*. The content of any website referred to in this Annual Report on Form 10-K is not incorporated by reference into this Form 10-K unless expressly noted.

We also make available, free of charge, the charters for our Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Risk Oversight Committee, as well as our Corporate Governance Guidelines, Code of Ethics Business Conduct and Ethics, Whistleblowing Procedures and Stockholder Communication Policy. Within the time period required by the SEC and the NYSE, we will post on our website any amendment to the Code of Ethics and any waiver applicable to any executive officer, director or senior officer (as defined in the Code of Ethics).

Our Investor Relations Department can be contacted at 601 Carlson Parkway, Suite 1400, Minnetonka, MN 55305, Attn: Investor Relations, or by telephone at (612) 629-2500.

Forward-Looking Statements

This Annual Report on Form 10-K contains, or incorporates by reference, not only historical information, but also forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements involve numerous risks and uncertainties. Our actual results may differ from our beliefs, expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements are not historical in nature and can be identified by words such as “anticipate,” “estimate,” “will,” “should,” “expect,” “target,” “believe,” “intend,” “seek,” “plan” and similar expressions or their negative forms, or by references to strategy, plans, or intentions. These forward-looking statements are subject to risks and uncertainties, including, among other things, those described in this Annual Report on Form 10-K under the caption “Risk Factors.” Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are described below and may be described from time to time in reports we file with the SEC, including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Important factors, among others, that may affect our actual results include:

- changes in interest rates and the market value of our target assets;
- changes in prepayment rates of mortgages underlying our target assets;
- the timing of credit losses within our portfolio;
- our exposure to adjustable-rate and negative amortization mortgage loans underlying our target assets;
- the state of the credit markets and other general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers;
- the concentration of the credit risks we are exposed to;
- legislative and regulatory actions affecting the mortgage and derivative industries or our business;
- the availability of target assets for purchase at attractive prices;
- the availability of financing for our portfolio, including the availability of repurchase agreement financing;
- declines in home prices;
- increases in payment delinquencies and defaults on the mortgages underlying our Non-Agency securities;
- changes in liquidity in the market for real estate securities, the re-pricing of credit risk in the capital markets, inaccurate ratings of securities by rating agencies, rating agency downgrades of securities, and increases in the supply of real estate securities available-for-sale;
- changes in the values of securities we own and the impact of adjustments reflecting those changes on our income statement and balance sheet, including our stockholders' equity;
- our ability to generate the amount of cash flow we expect from our investment portfolio;
- changes in our investment, financing, and hedging strategies and the new risks that those changes may expose us to;
- changes in the competitive landscape within our industry, including changes that may affect our ability to retain or attract personnel;
- our ability to build successful relationships with loan originators;
- our ability to acquire mortgage loans in connection with our securitization plans;
- our ability to securitize the mortgage loans that we acquire;
- our ability to successfully diversify our business into new asset classes and manage the new risks they may expose us to;
- our ability to manage various operational risks associated with our business;
- our ability to maintain appropriate internal controls over financial reporting;
- our ability to establish, adjust and maintain appropriate hedges for the risks in our portfolio;
- our ability to maintain our REIT qualification for U.S. federal income tax purposes; and
- limitations imposed on our business due to our REIT status and our status as exempt from registration under the 1940 Act.

This Annual Report on Form 10-K may contain statistics and other data that in some cases have been obtained or compiled from information made available by mortgage loan servicers and other third-party service providers.

Item 1A. Risk Factors

The following is a summary of the risk factors that we believe are most relevant to our business. These are factors which, individually or in the aggregate, we think could cause our actual results to differ significantly from anticipated or historical results. In addition to understanding the key risks described below, investors should understand that it is not possible to predict or identify all risk factors, and consequently, the following is not a complete discussion of all potential risks or uncertainties.

Risks Related to Our Business and Operations

The value of your investment is subject to the significant risks affecting REITs, and mortgage REITs in particular, described below. If any of the events described below occur, our business, financial condition, liquidity and/or results of operations could be adversely affected in a material way. This could cause the price of our common stock or warrants to decline, perhaps significantly, and you therefore may lose all or part of your investment.

Difficult conditions in the mortgage and residential real estate markets, the financial markets and the economy generally may cause the market value of our RMBS assets to decline, and these conditions may not improve in the near future.

Our results of operations are materially affected by conditions in the mortgage and residential real estate markets, the financial markets and the economy generally. In recent years, concerns about the mortgage market, significant declines in home prices, increases in home foreclosures, high unemployment, the availability and cost of credit and rising government debt levels, as well as inflation, energy costs, the so-called "fiscal cliff" and European sovereign debt issues, have contributed to increased volatility and uncertainty for the economy and financial markets. The mortgage market continues to be adversely affected by the tightening of lending standards and general availability of credit since the 2008 financial crisis, and there is no assurance that these conditions have stabilized or that they will not worsen. This has an impact on new demand for homes, which will compress the home ownership rates and weigh heavily on future home price performance. There is a strong correlation between home price growth rates (or losses) and mortgage loan delinquencies. The continued stagnation in or a further deterioration of the mortgage market may cause us to experience losses related to our assets. Declines in the market values of our investments may adversely affect our results of operations and credit availability, which may reduce earnings and, in turn, cash available for distribution to stockholders.

Actions of the U.S. Government, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies for the purpose of stabilizing the financial markets, or the market response to those actions, may not achieve the intended results; our business may not benefit from these actions and further government or market developments could adversely affect us.

In response to turmoil in the financial markets beginning in 2007, the U.S. Government, Federal Reserve, U.S. Treasury and other governmental and regulatory bodies have taken a number of actions designed to stabilize the financial markets, including the enactment of the Emergency Economic Stabilization Act of 2008 to, among other things, establish the Troubled Asset Relief Program, or TARP, to purchase certain assets from financial institutions; the enactment of the Housing and Economic Recovery Act of 2008, which established a new regulator for Fannie Mae and Freddie Mac; the establishment of the Term Asset-Backed Securities Loan Facility, or TALF, to provide non-recourse loans to borrowers to fund their purchase of certain eligible assets, such as certain asset-backed securities and commercial mortgage-backed securities; the establishment of the Public-Private Investment Program, which was designed to encourage the transfer of certain legacy assets, including real estate-related assets, off of the balance sheets of financial institutions; the implementation of the Home Affordable Modification Program, or HAMP, to facilitate the modification of delinquent mortgages and reduce foreclosures; the Home Affordable Refinance Program, or HARP, to provide refinancing assistance to borrowers who are current on their loans but are not otherwise able to refinance and obtain more affordable payments; and the Federal Reserve's quantitative easing program, pursuant to which it has acquired and is continuing to acquire billions of dollars of RMBS as a means to inject additional capital into the U.S. economy.

There can be no assurance that, in the long term, these actions will improve the efficiency and stability of residential mortgage markets or U.S. financial markets. To the extent the financial markets do not respond favorably to any of these actions or such actions do not function as intended, our business may be harmed. In addition, because the programs are designed, in part, to improve the markets for certain of our target assets, the establishment of these programs may result in increased competition for attractive opportunities in our target assets or, in the case of government-backed refinancing and modification programs, may have the effect of reducing the revenues associated with certain of our target assets. The U.S. Government, the Federal Reserve, the U.S. Treasury and other governmental and regulatory bodies may take additional actions in the future to address the financial crisis and stimulate the economic recovery. We cannot predict whether or when such actions may occur, and such actions could have an adverse effect on our business, results of operations and financial condition.

Our business model depends in part upon the continuing viability of Fannie Mae and Freddie Mac, or similar institutions, and any significant changes to their structure or creditworthiness could have an adverse impact on us.

We purchase Agency RMBS that are protected from the risk of default on the underlying mortgages by guarantees from Fannie Mae, Freddie Mac or, in the case of the Ginnie Mae, the U.S. Government. Since 2007, Fannie Mae and Freddie Mac have reported substantial losses and a need for substantial amounts of additional capital. In 2008, in response to the deteriorating financial condition of Fannie Mae and Freddie Mac, the U.S. Government and U.S. Treasury undertook a series of actions designed to stabilize these GSEs, including placing them into a federal conservatorship, under which the Federal Housing Finance Agency, or FHFA, operate Fannie Mae and Freddie Mac.

In a further attempt to stabilize the financial and housing markets, in December 2009 the U.S. Government committed virtually unlimited capital to ensure the viability of Fannie Mae and Freddie Mac into 2013. Despite projections that the FHFA will continue to provide financing beyond 2013, there is no assurance that such capital will always be available, or that the agencies will always honor their guarantees and other obligations. If these GSEs fail to honor their guarantees, the value of any Agency RMBS assets that we hold would decline.

The U.S. Congress and the Obama Administration have announced their intention to reduce government support for housing finance, including the possible restructuring or elimination of the GSEs. In February 2011, a report released by the U.S. Department of Treasury and Department of Housing and Urban Development outlined three paths for GSE reform, all of which would drastically change the landscape of the U.S. mortgage market. The continued flow of residential mortgage-backed securities from the GSEs is essential to the operation of the mortgage markets in their current form, and crucial to our business model. In the wake of the financial crisis, Fannie Mae and Freddie Mac became the dominant, and in some cases, the only source of mortgage financing in the U.S. Although any reform would be expected to take several years to implement, if the structure of Fannie Mae or Freddie Mac were altered, or if they were eliminated altogether, the amount and type of Agency RMBS available for investment would be significantly affected. A reduction in supply of Agency RMBS would result in increased competition for those assets and likely lead to a significant increase in the price we would have to pay for our target assets.

It is not possible to predict the scope and nature of the actions that the U.S. Government will ultimately take with respect to the GSEs. As a result, market uncertainty with respect to the treatment of the GSEs, including that which may be created by proposed legislation or the eventual adoption of laws affecting the GSEs, could have the effect of reducing the actual or perceived quality of, and therefore the market value for, the Agency RMBS that we currently hold in our portfolio.

All of the foregoing could materially adversely affect the availability, pricing, liquidity, market value and financing of our target assets and materially adversely affect our business, operations and financial condition.

The adoption of the Dodd-Frank Act and future regulations implementing such legislation affect the mortgage industry and the RMBS markets, which may in turn have an adverse impact on our business, results of operations and financial conditions.

On July 21, 2010, President Obama signed into law major financial services reform legislation in the form of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. The Dodd-Frank Act significantly changes the regulation of financial institutions and the financial services industry, including the mortgage industry. The Dodd-Frank Act tasks many agencies with issuing a variety of new regulations, including rules related to mortgage origination, mortgage servicing, securitization transactions and derivatives. A significant number of rules and regulations under the Dodd-Frank Act have yet to be proposed or adopted, and many of those that have been adopted have yet to take effect; as a result, it is not yet certain whether and how these additional regulations will affect the mortgage industry, including the availability of credit, the ability to execute securitization transaction and the investing environment for RMBS, interest rate swaps and other derivatives. Consequently, it is not possible for us to predict how any additional regulation under the Dodd-Frank Act will affect our business, and there can be no assurance that the Dodd-Frank Act will not have an adverse effect on our business, results of operations and financial condition.

We operate in a highly competitive market and we may not be able to compete successfully.

We operate in a highly competitive market. Our profitability depends, in large part, on our ability to acquire a sufficient supply of our target assets at favorable prices. In acquiring assets, we compete with a variety of investors, including other mortgage REITs, specialty finance companies, public and private investment funds, commercial and investment banks, broker-dealers, commercial finance and insurance companies, the GSEs, and other financial institutions. Many of our competitors are substantially larger and have greater financial, technical, marketing and other resources than do we. Additionally, we face significant competition from governmental actions and initiatives designed to stimulate the U.S. economy and mortgage market, including competition for RMBS assets from the Federal Reserve as a result of its quantitative easing policy, and competition from Fannie Mae and Freddie Mac in purchasing and securitizing mortgage loans. Competition for our target assets may lead to the price of such assets increasing and their availability decreasing, which may limit our ability to generate desired returns, reduce our earnings and, in turn, decrease the cash available for distribution to our stockholders.

We may change any of our strategies, policies or procedures without stockholder consent.

We may change any of our strategies, policies or procedures with respect to investments, asset allocation, growth, operations, indebtedness, financing strategy and distributions at any time without the consent of stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this Annual Report on Form 10-K. A change in strategy may increase our exposure to credit risk, interest rate risk, financing risk, default risk and real estate market fluctuations. These changes could adversely affect our financial condition, risk profile, results of operations, the market price of our common stock or warrants and our ability to make distributions to stockholders.

We may engage in new business initiatives and invest in diverse types of assets and these activities could expose us to new, different or increased risks.

We frequently evaluate new business opportunities and investment strategies that would allow us to diversify our business. We have invested in and may in the future invest in a variety of mortgage-related and other financial assets that may or may not be closely related to our current core RMBS business. Additionally, we may enter other operating businesses that may or may not be closely related to our current RMBS business. These new assets or business operations may have new, different or increased risks than what we are currently exposed to in our core RMBS business and we may not be able to manage these risks successfully. Additionally, when investing in new assets or businesses we will be exposed to the risk that those assets, or income generated by those assets or businesses, will affect our ability to meet the requirements to maintain our REIT status or our status as exempt from registration under the 1940 Act. If we are not able to successfully manage the risks associated with new assets types or businesses, it could have an adverse effect on our business, results of operations and financial condition.

The lack of liquidity of our assets may adversely affect our business, including our ability to value and sell our assets.

We may acquire assets or other instruments that are not liquid, including securities and other instruments that are not publicly traded, and market conditions could significantly and negatively affect the liquidity of other assets. It may be difficult or impossible to obtain third-party pricing on the assets that we purchase. Illiquid assets typically experience greater price volatility, as a ready market may not exist for such assets, and such assets can be more difficult to value. In addition, validating third-party pricing for illiquid assets may be more subjective than more liquid assets. Any illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our assets. Assets that are illiquid are more difficult to finance, and to the extent that we use leverage to finance assets that become illiquid we may lose that leverage or have it reduced. Assets tend to become less liquid during times of financial stress, which is often the time that liquidity is most needed. As a result, our ability to sell assets or vary our portfolio in response to changes in economic and other conditions may be limited by liquidity constraints, which could adversely affect our results of operations and financial condition.

Maintenance of our 1940 Act exemption imposes limits on our operations.

We intend to conduct our operations so as not to become required to register as an investment company under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

We are organized as a holding company that conducts its businesses primarily through our subsidiaries. We intend to conduct the operations of the Company and its subsidiaries so that they do not come within the definition of an investment company because less than 40% of the value of their total assets on an unconsolidated basis will consist of "investment securities."

Certain of our subsidiaries intend to rely upon the exemption from registration as an investment company under the 1940 Act pursuant to Section 3(c)(5)(C) of the 1940 Act, which is available for entities "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." This exemption generally means that at least 55% of each such subsidiary's portfolio must be comprised of qualifying assets and at least 80% of its portfolio must be comprised of qualifying assets and real estate-related assets under the 1940 Act. Qualifying assets for this purpose include mortgage loans and other assets, such as whole pool Agency and non-Agency RMBS, which are considered the functional equivalent of mortgage loans for the purposes of the 1940 Act. We expect each of our subsidiaries relying on Section 3(c)(5)(C) to invest at least 55% of its assets in whole pool Agency and non-Agency RMBS and other interests in real estate that constitute qualifying assets in accordance with SEC staff guidance and an additional 25% of its assets in either qualifying assets and other types of real estate related assets that do not constitute qualifying assets.

As a result of the foregoing restrictions, we are limited in our ability to make or dispose of certain investments. To the extent that the SEC publishes new or different guidance with respect to these matters, we may be required to adjust our strategy accordingly. In addition, we may be limited in our ability to make certain investments and these limitations could result in the subsidiary holding assets that we might wish to sell or selling assets that we might wish to hold. Although we monitor the portfolios of our subsidiaries relying on the Section 3(c)(5)(C) exemption periodically and prior to each acquisition or disposition of assets, there can be no assurance that such subsidiaries will be able to maintain this exemption.

We will make the determination of whether an entity is a majority-owned subsidiary. The 1940 Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The 1940 Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC staff to approve our treatment of any company as a majority-owned subsidiary and the SEC staff has not done so. If the SEC or its staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect.

Qualification for exemption from registration under the 1940 Act limits our ability to make certain investments. For example, these restrictions limit the ability of our subsidiaries to invest directly in mortgage-backed securities that represent less than the entire ownership in a pool of mortgage loans, debt and equity tranches of securitizations and certain asset backed securities and real estate companies or in assets not related to real estate.

Loss of our 1940 Act exemption would adversely affect us, the market price of shares of our common stock or warrants and our ability to distribute dividends, and could result in the termination of the management agreement with PRCM Advisers.

As described above, we intend to conduct operations so as not to become required to register as an investment company under the 1940 Act based on current laws, regulations and guidance. Although we monitor our portfolio periodically, there can be no assurance that we will be able to maintain our exemption as an investment company under the 1940 Act. On August 31, 2011, the SEC issued a "concept release" soliciting public comment on a wide range of issues relating to Section 3(c)(5)(C) of the 1940 Act, including what types of assets should be deemed qualifying interests and whether REITs that invest in RMBS should be regulated in a manner similar to investment companies. There can be no assurance that the rules, regulations and interpretations governing the exemptions available under the 1940 Act will not change in a manner that adversely affects our operations. If we were to fail to qualify for an exemption, we could be required to restructure our activities or the activities of our subsidiaries, including effecting sales of assets in a manner that, or at a time when, we would not otherwise choose, which could negatively affect the value of our common stock or warrants, the sustainability of our business model, and our ability to make distributions. Such sales could occur during adverse market conditions, and we could be forced to accept prices below that which we believe are appropriate. The loss of our 1940 Act exclusion would also permit PRCM Advisers to terminate the management agreement, which could result in a material adverse effect on our business and results of operations.

Rapid changes in the values of our assets may make it more difficult for us to maintain our qualification as a REIT or our exemption from the 1940 Act.

If the market value or income potential of our assets declines as a result of increased interest rates, prepayment rates, general market conditions, government actions or other factors, we may need to increase our real estate assets and income or liquidate our non-qualifying assets to maintain our REIT qualification or our exemption from the 1940 Act. If the decline in real estate asset values or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of any non-real estate assets we may own. We may have to make decisions that we otherwise would not make absent the REIT and 1940 Act considerations.

If we were required to register with the CFTC as a Commodity Pool Operator, it could adversely affect our business model, our financial condition and our results of operations.

Under the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission, or CFTC, was given jurisdiction over the regulation of swaps. Under new rules implemented by the CFTC, companies that utilize swaps as part of their business model, including many mortgage REITS, are deemed to fall within the statutory definition of Commodity Pool Operator, or CPO, and, absent relief from the Division or the Commission, are required to register with the CFTC as a CPO. As a result of numerous request from no-action relief from CPO registration, on December 7, 2012 the CFTC issued no-action relief entitled "No-Action Relief from the Commodity Pool Operator Registration Requirement for Commodity Pool Operators of Certain Pooled Investment Vehicles Organized as Mortgage Real Estate Investment Trusts," which permits a CPO to receive relief from registration requirements by filing a claim stating that the CPO meets the criteria specified in the no-action letter. We submitted a claim for relief within the required time period and believe we meet the criteria for such relief. There can be no assurance, however, that the CFTC will not withdraw the no-action letter in the future or that we will continue to satisfy the criteria specified in the no-action letter in order to qualify for relief from CPO registration. If we were required to register as a CPO in the future or change our business model to ensure we can continue to satisfy the requirement of the no-action relief, it could impact our ability to operate our business and adversely affect our financial condition and results of operations.

We use leverage in executing our business strategy, which may adversely affect the return on our assets and may reduce cash available for distribution to our stockholders, as well as increase losses when economic conditions are unfavorable.

We use leverage to finance our investment operations and to enhance our financial returns. Our primary source of leverage is short-term repurchase agreement financing for our Agency and Non-Agency RMBS assets. Other sources of leverage may include credit facilities (including term loans and revolving facilities).

Through the use of leverage, we may acquire positions with market exposure significantly greater than the amount of capital committed to the transaction. For example, by entering into repurchase agreements with advance rates, or haircut levels, of 5% (which is not an atypical haircut for Agency RMBS), we could leverage capital allocated to Agency RMBS by a ratio of as much as 20 to 1. It is not uncommon for investors in Agency RMBS to obtain leverage equal to ten or more times equity through the use of repurchase agreement financing. We anticipate that we may deploy, on a debt-to-equity basis, up to ten times leverage on our Agency RMBS assets and up to two times on our non-Agency RMBS assets. However, there is no specific limit on the amount of leverage that we may use.

Leverage will magnify both the gains and the losses of our positions. Leverage will increase our returns as long as we earn a greater return on investments purchased with borrowed funds than our cost of borrowing such funds. However, if we use leverage to acquire an asset and the value of the asset decreases, the leverage will increase our losses. Even if the asset increases in value, if the asset fails to earn a return that equals or exceeds our cost of borrowing, the leverage will decrease our returns.

We may be required to post large amounts of cash as collateral or margin to secure our leveraged positions. In the event of a sudden, precipitous drop in value of our financed assets, we might not be able to liquidate assets quickly enough to repay our borrowings, further magnifying losses. Even a small decrease in the value of a leveraged asset may require us to post additional margin or cash collateral. This may decrease the cash available to us for distributions to stockholders.

We depend on repurchase agreements and other credit facilities to execute our business plan and our inability to access funding through these sources could have a material adverse effect on our results of operations, financial condition and business.

Our ability to purchase and hold assets is affected by our ability to secure repurchase agreements and other credit facilities on acceptable terms. We currently have master repurchase agreements in place with several counterparties, including an RMBS 364-day repurchase facility with an aggregate maximum borrowing capacity of $150.0 million. We expect to execute additional master repurchase agreements, but we can provide no assurance that lenders will be willing or able to provide us with sufficient financing through the repurchase markets or otherwise. In addition, because repurchase agreements are short-term commitments of capital, changes in conditions in the repurchase markets may make it more difficult for us to secure continued financing. During certain periods of a credit cycle, lenders may lose their ability or curtail their willingness to provide financing. If we are not able to arrange for replacement financing on acceptable terms, or if we default on our covenants or are otherwise unable to access funds under any of our master repurchase agreements, we may have to curtail our asset acquisition activities and/or dispose of assets.

It is possible that the lenders that provide us with financing could experience changes in their ability to advance funds to us, independent of our performance or the value of our assets. If major market participants exit the business, it could further adversely affect the marketability of RMBS and other financial assets in which we invest, and this could negatively affect the value of our assets, thus reducing our net book value. Furthermore, if many of our lenders are unwilling or unable to provide us with financing, we could be forced to sell assets when prices are depressed. In addition, if the regulatory capital requirements imposed on our lenders change, they may be required to significantly increase the cost of the financing that they provide to us. Our lenders also may revise their eligibility requirements for the types of assets they are willing to finance or the terms of such financings, based on, among other factors, the regulatory environment and their management of perceived risk. Moreover, the amount of financing we receive under our repurchase agreements will be directly related to the lenders' valuation of the assets that secure the outstanding borrowings. Typically, repurchase agreements grant the respective lender the right to reevaluate the market value of the assets that secure outstanding borrowings at any time. If a lender determines that the value of the assets has decreased, it has the right to initiate a margin call. A margin call would require us to transfer additional assets to such lender or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition, business, liquidity and ability to make distributions to stockholders, and could cause the value of our common stock or warrants to decline. We may be forced to sell assets at significantly depressed prices to meet margin calls and to maintain adequate liquidity, which could cause us to incur losses. Moreover, to the extent that we are forced to sell assets because of changes in market conditions, other market participants may face similar pressures, which could exacerbate a difficult market environment and which could result in significantly greater losses on our sale of such assets. In an extreme case of market duress, a market may not exist for certain of our assets at any price.

Our inability to meet certain financial covenants related to our repurchase agreements could adversely affect our financial condition, results of operations and cash flows.

In connection with certain of our repurchase agreements we are required to maintain certain financial covenants the most restrictive of which requires that, on any date, (i) the ratio of the our total indebtedness to our tangible net worth, on a consolidated basis, shall not be greater than a threshold established by a formula which considers the aggregate market value of certain securities owned by us divided by our adjusted gross assets; (ii) our liquidity, on a consolidated basis, shall not be less than $55,000,000 and the aggregate amount of unrestricted cash or cash equivalents held by us shall be not less than $35,000,000; and (c) our tangible net worth, on a consolidated basis, shall not be less than $1.0 billion. Compliance with these financial covenants will depend on market factors and the strength of our business and operating results. Various risks, uncertainties and events beyond our control could affect our ability to comply with the financial covenants. Failure to comply with our financial covenants could result in an event of default, termination of the repurchase facility, acceleration of all amounts owing under the repurchase facility, and gives the counterparty the right to exercise certain other remedies under the repurchase agreement, including the sale of the asset subject to repurchase at the time of default, unless we were able to negotiate a waiver. Any such waiver could be conditioned on an amendment to the repurchase facility and any related guaranty agreement on terms that may be unfavorable to us. If we are unable to negotiate a covenant waiver or replace or refinance our assets under a new repurchase facility on favorable terms or at all, our financial condition, results of operations and cash flows could be adversely affected.

If a counterparty to a repurchase agreement defaults on its obligation to resell the underlying security back to us at the end of the purchase agreement term, or if the value of the underlying security has declined as of the end of that term, or if we default on our obligations under the repurchase agreement, we will incur losses on the repurchase agreement.

When we enter into repurchase agreements, we sell securities to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same securities back to us at the end of the term of the repurchase agreement. Because the cash that we receive from the lender when we initially sell the securities to the lender is less than the value of those securities (the difference being the "haircut"), if the lender defaults on its obligation to resell the same securities back to us, we would incur a loss on the repurchase agreement equal to the amount of the haircut (assuming there was no change in the value of the securities). We would also incur losses on a repurchase agreement if the value of the underlying securities has declined as of the end of the repurchase agreement term, because we would have to repurchase the securities for their initial value but would receive securities worth less than that amount. Further, if we default on our obligations under a repurchase agreement, the lender will be able to terminate the repurchase agreement and cease entering into any other repurchase agreements with us. Typically, our repurchase agreements contain cross-default provisions, so that if a default occurs under any repurchase agreement, the lender can also declare a default with respect to all other repurchase agreements with us. If a default occurs under any of our repurchase agreements and a lender terminates one or more of its repurchase agreements, we may need to enter into replacement repurchase agreements with different lenders. There can be no assurance that we will be successful in entering into such replacement repurchase agreements on the same terms as the repurchase agreements that were terminated or at all. Any losses that we incur on our repurchase agreements could adversely affect our earnings and thus our cash available for distribution to stockholders.

An increase in our borrowing costs relative to the interest that we receive on our leveraged assets may adversely affect our profitability and our cash available for distribution to stockholders.

As our repurchase agreements and other short-term borrowings mature, we must enter into new borrowings, find other sources of liquidity or sell assets. An increase in short-term interest rates at the time that we seek to enter into new borrowings would reduce the spread between the returns on our assets and the cost of our borrowings. This would adversely affect the returns on our assets, which might reduce earnings and, in turn, cash available for distribution to stockholders.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock or warrants and our ability to pay dividends.

Our business is highly dependent on information systems. Any failure or interruption of these systems could cause delays or other problems in our trading activities, which could have a material adverse effect on our financial results and negatively affect the market price of our common stock or warrants and our ability to pay dividends to stockholders.

We enter into hedging transactions that expose us to contingent liabilities in the future, which may adversely affect our financial results or cash available for distribution to stockholders.

We engage in hedging transactions intended to hedge various risks to our portfolio, including the exposure to adverse changes in interest rates. Our hedging activity varies in scope based on, among other things, the level and volatility of interest rates, the type of assets held and other changing market conditions. Although these transactions are intended to reduce our exposure to various risks, hedging may fail to protect or could adversely affect us because, among other things:

- hedging can be expensive, particularly during periods of volatile or rapidly changing interest rates;
- available hedges may not correspond directly with the risks for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- the amount of income that a REIT may earn from certain hedging transactions (other than through our TRSs) is limited by U.S. federal income tax provisions governing REITs;
- the credit quality of a hedging counterparty may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and
- the hedging counterparty may default on its obligation to pay.

Subject to maintaining our qualification as a REIT, there are no current limitations on the hedging transactions that we may undertake. Our hedging transactions could require us to fund large cash payments in certain circumstances (*e.g.*, the early termination of the hedging instrument caused by an event of default or other early termination event, or a demand by a counterparty that we make increased margin payments). Our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time. The need to fund these obligations could adversely affect our financial condition. Further, hedging transactions, which are intended to limit losses, may actually result in losses, which would adversely affect our earnings and could in turn reduce cash available for distribution to stockholders.

Hedging instruments involve risk because they may not be traded on regulated exchanges, guaranteed by an exchange or its clearinghouse, or regulated by any U.S. or foreign governmental authorities. Consequently, there may be no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Rules and regulations proposed and/or implemented by the CFTC under the Dodd-Frank Act may make our hedging more difficult or increase our costs. Furthermore, the enforceability of agreements underlying hedging transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty will most likely result in its default. Default by a hedging counterparty may result in the loss of unrealized profits and force us to cover our commitments, if any, at the then current market price. Although generally we seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot assure you that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Our results may experience greater fluctuations by not electing hedge accounting treatment on the derivatives that we enter into.

We have elected to not qualify for hedge accounting treatment under ASC 815, *Derivatives and Hedging,* for our current derivative instruments. The economics of our derivative hedging transactions are not affected by this election; however, our GAAP earnings may be subject to greater fluctuations from period to period as a result of this accounting treatment for changes in fair value of certain interest rate swap agreements or for the accounting of the underlying hedged assets or liabilities in our financial statements, if it does not necessarily match the accounting used for interest rate swap agreements.

Declines in the market values of our assets may adversely affect our periodic reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to stockholders.

A substantial portion of our assets are classified for accounting purposes as "available-for-sale." Changes in the market values of those assets will be directly charged or credited to stockholders' equity. As a result, a decline in values may reduce our book value. Moreover, if the decline in value of an available-for-sale security is other than temporary, such decline will reduce earnings.

A decline in the market value of our assets may adversely affect us, particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we are unable to post the additional collateral, we would have to sell the assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to stockholders.

We depend on third-party service providers, including mortgage servicers, for a variety of services related to our RMBS. We are, therefore, subject to the risks associated with third-party service providers.

We depend on a variety of services provided by third-party service providers related to our RMBS. We rely on the mortgage servicers who service the mortgage loans backing our RMBS to, among other things, collect principal and interest payments on the underlying mortgages and perform loss mitigation services. Mortgage servicers and other service providers to our RMBS, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests.

For example, recent legislation intended to reduce or prevent foreclosures through, among other things, loan modifications may reduce the value of mortgage loans underlying our RMBS. Mortgage servicers may be incentivized by the Federal government to pursue such loan modifications, as well as forbearance plans and other actions intended to prevent foreclosure, even if such loan modifications and other actions are not in the best interests of the beneficial owners of the mortgage loans. Similarly, legislation delaying the initiation or completion of foreclosure proceedings on specified types of residential mortgage loans or otherwise limiting the ability of mortgage servicers to take actions that may be essential to preserve the value of the mortgage loans may also reduce the value of mortgage loans underlying our RMBS. Any such limitations are likely to cause delayed or reduced collections from mortgagors and generally increase servicing costs. As a consequence of the foregoing matters, our business, financial condition and results of operations may be adversely affected.

Our Manager has limited experience acquiring mortgage loans and has not previously completed a securitization transaction.

Our plans to acquire and securitize residential mortgage loans are subject to many of the same risks as those related to our other target assets, including risks related to changes in interest rates, economic factors in general, prepayment speeds, default risks and risks related to hedging strategies. However, our manager, PRCM Advisers, has limited experience in acquiring mortgage loans in the secondary market and has not previously completed a securitization transaction. Through the use of existing resources within Pine River, the addition of new personnel having significant experience and related skill sets, and the use of experienced outside advisors, we believe that PRCM Advisers has sufficient experience to conduct our securitization program. Nonetheless, these are new business activities for us, and there can be no assurance that we will be able to implement our securitization program successfully, or at all.

We may finance the residential mortgage loans we acquire, which subjects us to additional risk under short-term financing agreements with lenders.

We may finance the residential mortgage loans that we acquire prior to any planned securitization and, as a result, we will be subject to additional risks under short-term financing agreements, such as repurchase agreements, with third party lenders.

Repurchase agreements typically specify in detail the characteristics of eligible mortgages which may be financed under the repurchase agreements, and those specified characteristics are different than those contained in the repurchase facilities we use to finance our other target assets. Many of the events which could cause the mortgage loans to become ineligible are not within our sole control. If the mortgage loans we acquire become ineligible to be financed under these facilities, we may be subject to less favorable advance rates, or haircuts, under the repurchase facilities, or we may be required to repurchase the ineligible mortgages on short notice. Additionally, similar to the repurchase agreements we use to finance our RMBS, if the fair value of the mortgage loans we pledge as collateral declines, we would be required to increase the amount of collateral pledged to secure the debt or repay all of a portion of the debt.

The short-term financing agreements we intend to use to finance our residential mortgage loans may not be available to us when needed, including in circumstances where a line of credit had previously been committed to us. In addition, the terms and conditions of any such agreements may be unfavorable to us or impose restrictive covenants that could limit our business and operations or the violation of which could lead to losses and inhibit our ability to borrow in the future. If we are unable to finance the mortgage loans we acquire, we will have to use our capital to hold these mortgage loans, which will reduce the capital available to invest in our other target assets such as Agency RMBS and Non-Agency RMBS.

We may not be able to acquire residential mortgage loans.

The success of our securitization program will depend upon sourcing a large volume of desirable residential mortgage loans. We may be unable to do so for many reasons. We may be unable to locate originators that are able or willing to originate mortgage loans that meet our standards and we may not be able to source acquisitions of bulk pools of mortgage loans from originators, banks and other sellers, in either case, on terms and conditions favorable to us. Additionally, competition for mortgage loans may drive down supply or drive up prices, making it uneconomical to purchase the loans. General economic factors, such as recession, declining home values, unemployment and high interest rates, may limit the supply of available loans. As a result, we may incur additional costs to acquire a sufficient volume of mortgage loans or be unable to acquire mortgage loans at a reasonable price. If we cannot source an adequate volume of desirable loans, our securitization program may be unprofitable, and we may hold individual loans for long periods, increasing our exposure to the credit of the borrowers and requiring capital that might be better used elsewhere in our business.

We will be exposed to credit risk on the residential mortgage loans we acquire and securitize and we may not be able to successfully manage those risks and mitigate our losses.

Despite our efforts to manage credit risk related to the residential mortgage loans we acquire and securitize, there are many aspects of credit risk that we cannot control. Our due diligence, underwriting, quality control and loss mitigation policies and procedures may not be effective at preventing or limiting borrower delinquencies and defaults, and the loan servicing companies that service the mortgages loans may not cooperate with our loss mitigation policies or their efforts may be ineffective. Additionally, the third party service providers to the securitizations (i.e., trustees, servicers, custodians and others) may not perform in a manner that is consistent with our interests. As a result, we could incur losses that would have an adversely affect our financial condition and results of operations.

We may be subject to repurchase risk in connection with our plans to securitize residential mortgage loans and this could adversely affect our ability to operate a profitable securitization program.

When engaging in securitization transactions, we may be required to make representations and warranties to the securitization entities that purchase the residential mortgage loans from us regarding, among other things, certain characteristics of those mortgage loans. If our representations and warranties are inaccurate, we may be obligated to repurchase certain mortgage loans, which may result in a loss. Even if we obtain representations and warranties from the loan originator or other parties from whom we acquired the mortgage loans, they may not correspond with the representations and warranties we make or may otherwise not protect us from losses. For example, if representations and warranties we obtain from those parties do not exactly align with the representations and warranties we make, or if the representations and warranties made to us are not enforceable or if we cannot collect damages for a breach (e.g., due to the financial condition of the party that made the representation or warranty to us), we may incur losses.

The purchase of residential mortgage loans in the secondary market requires us, in some circumstances, to maintain certain licenses and failure to maintain those licenses may adversely affect our ability to acquire mortgage loans and successfully operate our securitization program.

The purchase of residential mortgage loans in the secondary market, in some circumstances, requires us to maintain certain licenses. In connection with these licenses we are required to comply with various information reporting and other regulatory requirements to maintain those licenses, and there is no assurance that we will be able to satisfy those requirements on an ongoing basis. Our failure to maintain required licenses may expose us to penalties or other claims and may affect our ability to acquire an adequate and desirable supply of mortgage loans to conduct our securitization program and, as a result, could harm our business.

Market conditions and other factors may affect our ability to securitize prime nonconforming mortgage loans.

Our ability to complete a securitization of prime nonconforming mortgage loans will be affected by a number of factors, including:

- conditions in the securities markets, generally;
- conditions in the asset-backed securities markets, specifically;
- yields of our portfolio of prime nonconforming mortgage loans;
- the credit quality of our portfolio of prime nonconforming mortgage loans; and
- our ability to obtain any necessary credit enhancement.

In recent years, the asset-backed securitization markets have experienced unprecedented disruptions, and securitization volumes have decreased sharply. Recent conditions in the securitization markets include reduced liquidity, increased risk premiums for issuers, reduced investor demand, financial distress among financial guaranty insurance providers, and a general tightening of credit. These conditions, which may increase our cost of funding, and may reduce or even eliminate our access to the securitization market, may continue or worsen in the future. As a result, these conditions may lead us to be unable to sell securities in the asset-backed securities market. Further, our repurchase facilities may not be adequate to fund our mortgage purchasing activities until such disruptions in the securitization markets subside. Further or continued disruptions in this market or any adverse change or delay in our ability to access the market could have a material adverse effect on our financial position, liquidity and results of operations. Low investor demand for asset-backed securities could force us to hold prime nonconforming mortgage loans until investor demand improves, but our capacity to hold such mortgage loans is not unlimited. Continuing adverse market conditions could also result in increased costs and reduced margins earned in connection with our planned securitization transactions.

Our ability to execute securitizations of prime nonconforming mortgage loans could be delayed, limited, or precluded by legislative and regulatory reforms applicable to asset-backed securities and the institutions that sponsor, service, rate, or otherwise participate in, or contribute to, the successful execution of a securitization transaction. Other factors could also limit, delay, or preclude our ability to execute securitization transactions. These legislative, regulatory, and other factors could also reduce the returns we would otherwise expect to earn in connection with securitization transactions.

Provisions of the Dodd-Frank Act require significant revisions to the legal and regulatory framework which apply to the asset-backed securities markets and securitizations. Some of the provisions of the Dodd-Frank Act have become effective or been implemented, while others are in the process of being implemented or will become effective in the future.

We cannot predict how the Dodd-Frank Act and the other regulations that have been proposed will affect our ability to execute securitizations of residential mortgage loans. For example, Section 15G of the 1934 Act, as modified by the Dodd-Frank Act, generally requires the issuer of asset-backed securities to retain not less than five percent of the credit risk of the assets collateralizing the asset-backed securities. Section 15G includes an exemption for asset-backed securities that are collateralized exclusively by residential mortgages that qualify as "qualified residential mortgages." The Dodd-Frank Act, however, left the definition of "qualified residential mortgage" to be determined by a federal rule-making process. In March 2011, federal regulators proposed a definition for the terms, as well as other rules related to the risk retention requirements of Section 15G, but as of the date of this Annual report those regulations have not been finalized.

In addition to the Dodd-Frank Act and its related rules, other federal or state laws and regulations that could affect our ability to execute securitization transactions may be proposed, enacted, or implemented. These laws and regulations could effectively preclude us from executing securitization transactions, could delay our execution of these types of transactions, or could reduce the returns we would otherwise expect to earn from executing securitization transactions.

Other matters, such as (i) accounting standards applicable to securitization transactions and (ii) capital and leverage requirements applicable to banks and other regulated financial institutions that traditionally purchase and hold asset-backed securities, could result in less investor demand for securities issued through securitization transactions we plan to execute or increased competition from other institutions that execute securitization transactions.

Rating agencies may affect our ability to execute securitization transactions, or may reduce the returns we would otherwise expect to earn from securitization transactions.

Rating agencies have historically played a central role in the securitization markets. Many purchasers of asset-backed securities require that a security be rated by the agencies at or above a specific grade before they will consider purchasing it. The rating agencies could adversely affect our ability to execute securitization transactions by deciding not to publish ratings for our securitization transaction (or deciding not to consent to the inclusion of those ratings in the prospectuses we may file with the SEC relating to securitization transactions), or by assigning ratings that are below the thresholds investors require. Further, rating agencies could alter their ratings processes or criteria after we have accumulated loans for securitization in a manner that reduces the value of previously acquired loans or that requires us to incur additional costs to comply with those processes and criteria. Moreover, the ratings agencies have come under heavy criticism for their perceived role in the financial crisis that started in 2008, and as a result their role and business model may change in ways that adversely affect our ability to execute securitization transactions.

We may be subject to fines or other penalties based upon the conduct of the mortgage loan originators and brokers that originated the mortgage loans that we subsequently acquire.

Mortgage lenders are subject to strict and evolving consumer protection laws and other legal obligations with respect to the origination of residential mortgage loans. For example, the federal Home Ownership and Equity Protection Act of 1994, or HOEPA, requires lenders to make certain disclosure and comply with certain limitations with respect to loans that are considered to be "high cost" loans. While these laws may not explicitly hold us responsible for the legal violations of these third parties, federal and state agencies and private litigants have increasingly sought to impose such liability. In addition, various regulators and plaintiffs' lawyers have sought to hold assignees of mortgage loans liable for the alleged violations of the originating lender under theories of express or implied assignee liability. Accordingly, we may be subject to fines, penalties or civil liability based upon the conduct of the mortgage lenders that originated the mortgage loans we hold.

Risks Related to our Management and Relationship with PRCM Advisers and Pine River

We are dependent on PRCM Advisers and Pine River and may not find a suitable replacement if we or PRCM Advisers terminates the management agreement.

We have no employees. Instead, we are completely reliant on the employees provided to us by PRCM Advisers, which has significant discretion as to the implementation and execution of our business strategies and risk management practices. PRCM Advisers may not have sufficient access to Pine River's employees, systems and facilities in order to comply with its obligations under the management agreement. We are also subject to the risk that PRCM Advisers will terminate the management agreement and that no suitable replacement will be found.

The current term of the management agreement expires on October 28, 2013 and will automatically renew for successive one-year terms unless terminated by us or PRCM Advisers as set forth in the management agreement. If the management agreement is terminated and no suitable replacement is found to manage Two Harbors, we may not be able to continue to execute on our business plan.

We will have no recourse to Pine River if it does not fulfill its obligations under the shared facilities and services agreement.

Neither we nor PRCM Advisers has any employees, and PRCM Advisers does not have separate facilities. As a result, PRCM Advisers has entered into a shared facilities and services agreement with Pine River pursuant to which PRCM Advisers is provided with the personnel, services and resources necessary for PRCM Advisers to perform its obligations and responsibilities under the management agreement in exchange for certain amounts payable by PRCM Advisers. Because we are not a party to the shared facilities and services agreement, we will not have any recourse to Pine River if it does not fulfill its obligations under the shared facilities and services agreement, or if Pine River and PRCM Advisers choose to amend or terminate the shared facilities and services agreement.

There are conflicts of interest in our relationship with Pine River and its affiliates, including PRCM Advisers, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with Pine River and its affiliates, including PRCM Advisers. PRCM Advisers is wholly-owned by Pine River. Each of Brian Taylor (the Chairman of our Board of Directors), Thomas Siering (a Director, and our Chief Executive Officer and President), and Bill Roth (our Chief Investment Officer) is a partner and owner of equity interests in Pine River. All of our other executive officers are employees or partners of Pine River. In addition, Mark D. Ein (the non-executive Vice Chairman of Two Harbors' Board of Directors) owns an interest in CLA Founders LLC, which, in consideration for services to be provided to PRCM Advisers under a sub-management agreement, is entitled to receive a percentage of the management fee earned by PRCM Advisers, and an affiliate of his is an investor in a private fund for which Pine River serves as investment manager. As a result, the management agreement with PRCM Advisers was negotiated between related parties, and its terms, including fees payable to PRCM Advisers, may not be as favorable to us as if they had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the management agreement because of our desire to maintain our ongoing relationship with PRCM Advisers.

The management agreement with PRCM Advisers does not prevent PRCM Advisers and its affiliates from engaging in additional management or investment opportunities. Pine River and its affiliates, including PRCM Advisers, engage in additional management or investment opportunities that have overlapping objectives with us, and thus face conflicts in the allocation of resources between us, any other funds they manage and for their own accounts. Additionally, the ability of PRCM Advisers, Pine River and the officers and employees providing services to Two Harbors under the management agreement to engage in other business activities reduces the time PRCM Advisers spends managing Two Harbors. While there are a number of employees who allocate 100% of their time to Two Harbors, certain of our executive officers and employees who provide services to Two Harbors allocate some, or a material portion, of their time to other businesses and activities of Pine River. Under the management agreement, none of these individuals is required to devote a specific amount of time to Two Harbors' affairs. Accordingly, we compete with Pine River, its existing funds, investment vehicles, other ventures and possibly other entities in the future for the time and attention of these officers and other personnel.

We may enter into additional transactions with Pine River or its affiliates. In particular, we may purchase assets from Pine River or its affiliates or make co-purchases alongside Pine River or its affiliates. These transactions may not be the result of arm's length negotiations and may involve conflicts between our interests and the interests of Pine River and/or its affiliates. There can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least as favorable to us as those that would have been obtained in an arm's length transaction.

We compete with current and future investment entities affiliated with Pine River for access to the benefits that our relationship with Pine River provides to Two Harbors, including access to investment opportunities.

There are conflicts of interest in allocating investment opportunities among Two Harbors and other funds, investment vehicles and ventures managed by Pine River. There is a significant overlap in the assets and investment strategies of Two Harbors and Pine River's private funds. Although PRCM Advisers and Pine River have dedicated certain trading and investment personnel to serve Two Harbors full-time, in some cases the same trading and investment personnel may provide services to both entities. Additionally, there are other members of the Pine River investment team that are dedicated full-time to other Pine River strategies and clients and, therefore, do not devote time to Two Harbors and its trading activities. Pine River and its affiliates may in the future form additional funds or sponsor additional investment vehicles and ventures that have overlapping objectives with Two Harbors and therefore may compete with us for investment opportunities and Pine River resources. Pine River has an allocation policy that addresses the manner in which investment opportunities are allocated among the various entities and strategies for which they provide investment management services. However, we cannot assure you that Pine River and PRCM Advisers will always allocate every investment opportunity in a manner that is advantageous for us; indeed, we may expect that the allocation of investment opportunities will at times result in our receiving only a portion of, or none of, certain investment opportunities.

The loss of our access to Pine River's investment professionals and principals may adversely affect our ability to achieve our investment objectives.

We depend on PRCM Advisers' access, through a shared facilities and services agreement, to the investment professionals and principals of Pine River and the information and origination opportunities generated by Pine River's investment professionals and principals during the normal course of their investment and portfolio management activities. These investment professionals and principals evaluate, negotiate, structure, close and monitor our investments and our financing activities and we depend on their continued service. The departure of a significant number of the investment professionals or principals of Pine River could have a material adverse effect on our ability to achieve our investment objectives. In addition, certain Pine River investment personnel and principals are dedicated to strategies and clients other than Two Harbors and, as a result, Two Harbors may not benefit from some or all of the investment opportunities they generate. Further, we cannot assure you that PRCM Advisers will remain as Two Harbors' manager or that we will continue to have access to Pine River's investment professionals or principals or its information and asset origination opportunities.

Our board of directors has approved very broad investment guidelines for Two Harbors and will not review or approve each investment decision made by PRCM Advisers.

Our board of directors periodically reviews and updates our investment guidelines and also reviews our investment portfolio but does not review or approve specific investments. PRCM Advisers has great latitude within the broad parameters of the investment guidelines set by our board of directors in determining our investments and investment strategies, which could result in investment returns that are substantially below expectations or that result in material losses.

The manner of determining the management fee may not provide sufficient incentive to PRCM Advisers to maximize risk-adjusted returns on our investment portfolio because it is based on our stockholders' equity and not on our financial performance.

PRCM Advisers is entitled to receive a management fee that is based on our stockholders' equity at the end of each quarter, regardless of our financial performance. Accordingly, significant management fees will be payable to PRCM Advisers even if we have a net loss during a quarter. PRCM Advisers' right to such compensation may not provide sufficient incentive to PRCM Advisers to devote sufficient time and effort to maximize risk-adjusted returns on our investment portfolio, which could, in turn, adversely affect our financial results. Further, the management fee structure gives PRCM Advisers the incentive to maximize stockholders' equity by the issuance of new common stock or the retention of existing equity, regardless of the effect of these actions on existing stockholders. In other words, the management fee structure rewards PRCM Advisers primarily based on the size of Two Harbors, and not on our returns to stockholders.

Termination of the management agreement may be difficult and costly, which may adversely affect our inclination to end our relationship with PRCM Advisers.

Termination of the management agreement with PRCM Advisers without cause is difficult and costly. We have the right to terminate for cause; however, the term "cause" is limited to certain specifically described circumstances. In the absence of cause, we may only terminate it after October 28, 2013, upon the vote of at least two-thirds of all of our independent directors or by a vote of the holders of a majority of the outstanding shares of our common stock. Additionally, upon a termination by Two Harbors without cause (or upon a termination by PRCM Advisers due to our material breach), the management agreement requires us to pay PRCM Advisers a termination payment equal to three times the sum of the average annual base management fee received by PRCM Advisers during the 24-month period before such termination, calculated as of the end of the most recently completed fiscal quarter. This provision increases the effective cost to us of terminating our relationship with PRCM Advisers, even if we believe that PRCM Advisers' performance is not satisfactory.

The liability of PRCM Advisers and Pine River is limited under the management agreement, and we have agreed to indemnify PRCM Advisers and its affiliates and advisers, including Pine River, against certain liabilities. As a result, we could experience poor performance or losses for which PRCM Advisers and Pine River would not be liable.

Pursuant to the management agreement, PRCM Advisers does not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. PRCM Advisers and its officers, stockholders, members, managers, personnel and directors, any person controlling or controlled by PRCM Advisers and any person providing sub-advisory services to PRCM Advisers will not be liable to Two Harbors, any of our subsidiaries, any of our directors, stockholders or partners or any subsidiary's stockholders, members or partners for acts or omissions performed in accordance with or pursuant to the management agreement, except by reason of acts constituting reckless disregard of PRCM Advisers' duties under the management agreement which has a material adverse effect on Two Harbors, willful misconduct or gross negligence, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify PRCM Advisers and its affiliates and sub-advisers, including Pine River, with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such indemnified parties not constituting reckless disregard of PRCM Advisers' duties under the management agreement which has a material adverse effect on Two Harbors, willful misconduct or gross negligence. As a result, if we experience poor performance or losses, PRCM Advisers would not be liable.

Risks Related To Our Assets

We may not realize gains or income from our assets.

We seek to generate current income and capital appreciation for our stockholders. However, the assets that we acquire may not appreciate in value and, in fact, may decline in value. Additionally, the securities and mortgage loans that we acquire may experience defaults of interest and/or principal payments, which could result in significant losses related to such assets. Accordingly, we may not be able to realize gains or income from our assets. Any gains that we do realize may not be sufficient to offset other losses that we experience. Any income that we realize may not be sufficient to offset our expenses.

Changes in mortgage prepayment rates may adversely affect the value of our assets.

The value of our RMBS assets is affected by prepayment rates on the mortgage loans underlying the RMBS, and our investment strategy includes making investments based on our expectations regarding prepayment rates. Typically, the value of a mortgage-backed security includes market assumptions regarding the speed at which the underlying mortgages will be prepaid. Faster than expected prepayments could adversely affect our profitability, including in the following ways:

- We may purchase RMBS that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, we may pay a premium over the par value to acquire the security. In accordance with GAAP, we may amortize this premium over the estimated term of the RMBS. If the RMBS is prepaid in whole or in part prior to its maturity date, however, we may be required to expense the premium that was prepaid at the time of the prepayment.
- A substantial portion of our adjustable-rate RMBS may bear interest rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If an adjustable-rate RMBS is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, we will have held that RMBS while it was least profitable and lost the opportunity to receive interest at the fully indexed rate over the remainder of its expected life.
- If we are unable to acquire new RMBS similar to the prepaid RMBS, our financial condition, results of operations and cash flows would suffer.

Prepayment rates that are faster than anticipated may increase or decrease the value of a security, depending on the type of security and the price paid to acquire the security. Prepayment rates may be affected by a number of factors including the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the average remaining life of the loans, the average size of the remaining loans, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, homeowner mobility and other economic, social, geographic, demographic and legal factors. Consequently, such prepayment rates cannot be predicted with any certainty. In making investment decisions, we depend on certain assumptions based upon historical trends with respect to the relationship between interest rates and prepayments under normal market conditions. If the recent dislocations in the residential mortgage market or other developments change the way that prepayment trends have historically responded to interest rate changes, our ability to (1) assess the market value of target assets, (2) implement hedging strategies and (3) implement techniques to hedge prepayment risks would be significantly affected, which could materially adversely affect our financial position and results of operations. If we make erroneous assumptions regarding prepayment rates, we may experience significant investment losses.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could impair our assets and harm our operations.

The risks associated with our business are more severe during periods of economic slowdown or recession, especially if these periods are accompanied by declining real estate values. The ability of a borrower to repay a loan secured by a residential property typically is dependent upon the income or assets of the borrower. During an economic slowdown, unemployment rises and increasing numbers of borrowers have difficulty in making payments on their debts, including on mortgage loans. When a recession is combined with declining real estate values, as has been the case in the recession that started in 2008, defaults on mortgages may increase dramatically.

Owners of Agency RMBS are protected from the risk of default on the underlying mortgages by guarantees from Fannie Mae, Freddie Mac or, in the case of the Ginnie Mae, the U.S. Government. However, we also acquire non-Agency RMBS, which are backed by residential real property but, in contrast to Agency RMBS, the principal and interest payments are not guaranteed by GSEs or the U.S. Government. Our non-Agency RMBS investments are therefore particularly sensitive to recessions and declining real estate values.

In the event of a default on a mortgage loan that we hold in our portfolio or a mortgage loan underlying a non-Agency RMBS in our portfolio, we bear the risk of loss as a result of the potential deficiency between the value of the collateral and the debt owed on the mortgage, as well as the costs and delays of foreclosure or other remedies, the costs of maintaining and ultimately selling a property after foreclosure.

Any sustained period of increased payment delinquencies, defaults, foreclosures or losses on our non-Agency RMBS and mortgage loans could adversely affect our revenues, results of operations, financial condition, business prospects and ability to make distributions to stockholders.

We acquire RMBS collateralized by subprime mortgage loans, which are subject to increased risks.

Among other assets, we acquire RMBS backed by collateral pools of subprime mortgage loans, which are mortgage loans that have been originated using underwriting standards that are less conservative than those used in underwriting prime mortgage loans (mortgage loans that generally conform to GSE underwriting guidelines) and Alt-A mortgage loans (mortgage loans made to borrowers whose qualifying mortgage characteristics do not conform to GSE underwriting guidelines and generally allow homeowners to qualify for a mortgage loan with reduced or alternate forms of documentation). These lower standards include mortgage loans made to borrowers having imperfect or impaired credit histories, mortgage loans where the amount of the loan at origination is 80% or more of the value of the mortgage property, mortgage loans made to borrowers with low credit scores, mortgage loans made to borrowers who have other debt that represents a large portion of their income and mortgage loans made to borrowers whose income is not required to be disclosed or verified. Due to economic conditions, including increased interest rates and lower home prices, as well as aggressive lending practices, subprime mortgage loans have in recent periods experienced increased rates of delinquency, foreclosure, bankruptcy and loss, and they are likely to continue to experience delinquency, foreclosure, bankruptcy and loss rates that may be substantially higher, than those experienced by mortgage loans underwritten in a more traditional manner. In acquiring these assets, we endeavor to factor the risk of losses on the underlying mortgages into the purchase price of the asset. If we underestimate those losses, however, the performance of RMBS backed by subprime mortgage loans that we acquire could be adversely affected, which could adversely affect our results of operations, financial condition and business.

Our portfolio of assets may be concentrated in terms of credit risk.

Although as a general policy we seek to acquire and hold a diverse portfolio of assets, we are not required to observe specific diversification criteria, except as may be set forth in the investment guidelines adopted by our board of directors. Therefore, our asset portfolio may at times be concentrated in certain property types that are subject to higher risk of foreclosure, or secured by properties concentrated in a limited number of geographic locations. To the extent that our portfolio is concentrated in any one region or type of asset, downturns relating generally to such region or type of asset may result in defaults on a number of our assets within a short time period, which may reduce our net income and the value of our shares or warrants and accordingly reduce our ability to pay dividends to our stockholders. The portfolio may contain other concentrations of risk, and we may fail to identify, detect or hedge against those risks, resulting in large or unexpected losses.

Our subordinated RMBS assets may be in the "first loss" position, subjecting us to greater risk of losses.

We invest in certain tranches of RMBS that are only entitled to a portion of the principal and interest payments made on mortgage loans underlying the securities issued by the trust. In general, losses on a mortgage loan included in such a trust will be borne first by the equity holder of the issuing trust, and then by the "first loss" subordinated security holder and then by the "second loss" mezzanine holder. We may acquire securities at every level of such a trust, from the equity holder to the most senior tranche. In the event of default and the exhaustion of any classes of securities junior to those which we acquire, our securities will suffer losses as well. In addition, if we overvalue the underlying mortgage portfolio, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related RMBS, the securities which we acquire may effectively become the "first loss" position behind the more senior securities, which may result in significant losses. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated securities, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn could cause a decline in the value of lower credit quality securities because the ability of obligors of mortgages underlying RMBS to make principal and interest payments may be impaired. In such event, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities.

Increases in interest rates could adversely affect the value of our assets and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to stockholders.

Our operating results will depend in large part on the difference between the income from our assets, net of credit losses, and financing costs. We anticipate that, in many cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our financial results.

Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations present a variety of risks, including the risk of a narrowing of the difference between asset yields and borrowing rates, flattening or inversion of the yield curve and fluctuating prepayment rates.

In a normal yield curve environment, fixed income assets, including many RMBS, decline in value if interest rates increase. If long-term rates increased significantly, not only will the market value of these assets be expected to decline, but the duration and weighted-average life of the assets could increase as well because borrowers are less likely to prepay mortgages. Further, an increase in short-term interest rates would increase the rate of interest payable on any repurchase agreements required to finance these securities.

We endeavor to hedge our exposure to changes in interest rates, but there can be no assurances that our hedges will be successful, or that we will be able to enter into or maintain such hedges. As a result, interest rate fluctuations can cause significant losses, reductions in income, and limitations on our cash available for distribution to stockholders.

An increase in interest rates may cause a decrease in the volume of certain of our target assets, which could adversely affect our ability to acquire target assets that satisfy our investment objectives and to generate income and pay dividends.

Rising interest rates generally reduce the demand for mortgage loans due to the higher cost of borrowing. A reduction in the volume of mortgage loans originated may affect the volume of target assets available to us, which could adversely affect our ability to acquire assets that satisfy our investment and business objectives. Rising interest rates may also cause our target assets that were issued prior to an interest rate increase to provide yields that are below prevailing market interest rates. If rising interest rates cause us to be unable to acquire a sufficient volume of our target assets with a yield that is above our borrowing cost, our ability to satisfy our investment objectives and to generate income and pay dividends may be materially and adversely affected.

The assets in our portfolio are recorded at fair value; however, there may be substantial uncertainty as to the value of certain assets.

Some of the assets in our portfolio are not publicly traded. The fair value of securities and other assets that are not publicly traded may not be readily determinable. We value these assets quarterly at fair value, as determined in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which may include unobservable inputs. Because such valuations are subjective, the fair value of certain of our assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock or warrants could be adversely affected if our determinations regarding the fair value of these assets are materially higher than the values that we ultimately realize upon their disposal.

Mortgage loan modification programs and future legislative action may adversely affect the value of, and the returns on, the assets that we acquire.

The U.S. Government, through the Federal Reserve, the Federal Housing Administration, or FHA, and the Federal Deposit Insurance Corporation, or FDIC, has implemented a number of programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures, including HAMP, which seeks to provide relief to homeowners whose mortgages are in foreclosure, and HARP, which allows certain borrowers who are underwater in their mortgage but current on their mortgage payments to refinance their loans. These programs and other loss mitigation programs may involve, among other things, the modification or refinancing of mortgage loans to reduce the principal amount of the loans, reduction in the rate of interest payable on the loans, and extend the payment terms of the loans. Loan modifications may lead to fewer foreclosures and reduce the losses on non-Agency RMBS arising from foreclosures, however loan modifications and refinancings may also result in significant reductions in cash flows to the holders of the RMBS. We attempt to factor in the likelihood and potential consequences of loan modification and refinancing programs in making our investment decisions; however, we cannot assure you that our analysis will be correct. As a result, loan modification and refinancing programs, as well as future legislative or regulatory actions that result in the modification or refinancing of outstanding mortgage loans, may adversely affect the value of, and the returns on, our assets.

The value of our RMBS may be adversely affected by deficiencies in servicing and foreclosure practices, as well as related delays in the foreclosure process.

Allegations of deficiencies in servicing and foreclosure practices among several large sellers and servicers of residential mortgage loans that surfaced in 2010 raised various concerns relating to such practices, including the improper execution of the documents used in foreclosure proceedings (so-called "robo signing"), inadequate documentation of transfers and registrations of mortgages and assignments of loans, improper modifications of loans, violations of representations and warranties at the date of securitization and failure to enforce put-backs.

As a result of alleged deficiencies in foreclosure practices, a number of servicers temporarily suspended foreclosure proceedings beginning in the second half of 2010 while they evaluated their foreclosure practices. In late 2010, a group of state attorneys general and state bank and mortgage regulators representing nearly all 50 states and the District of Columbia, along with the U.S. Justice Department and the Department of Housing and Urban Development, began an investigation into foreclosure practices of banks and servicers. The investigations and lawsuits by several state attorneys general lead to a proposed settlement agreement in early February 2012 with five of the nation's largest banks, pursuant to which the banks agreed to pay more than $25 billion to settle claims relating to improper foreclosure practices. The proposed settlement does not prohibit the states, the federal government, individuals or investors in RMBS from pursuing additional actions against the banks and servicers in the future.

The integrity of the servicing and foreclosure processes are critical to the value of the mortgage loan portfolios underlying our RMBS, and our financial results could be adversely affected by deficiencies in the conduct of those processes. For example, delays in the foreclosure process that have resulted from investigations into improper servicing practices may adversely affect the values of, and our losses on, our non-Agency RMBS. Foreclosure delays may also increase the administrative expenses of the securitization trusts for the non-Agency RMBS, thereby reducing the amount of funds available for distribution to investors. In addition, the subordinate classes of securities issued by the securitization trusts may continue to receive interest payments while the defaulted loans remain in the trusts, rather than absorbing the default losses. This may reduce the amount of credit support available for the senior classes we own, thus possibly adversely affecting these securities. Additionally, a substantial portion of the proposed $25 billion settlement is intended to be a "credit" to the banks and servicers for principal write-downs or reductions they may make to certain mortgages underlying RMBS. There remains considerable uncertainty as to how these principal reductions will work and what effect they will have on the value of related RMBS; as a result, there can be no assurance that any such principal reductions will not adversely affect the value of certain of our RMBS.

While we believe that the sellers and servicers would be in violation of their servicing contracts to the extent that they have improperly serviced mortgage loans or improperly executed documents in foreclosure or bankruptcy proceedings, or do not comply with the terms of servicing contracts when deciding whether to apply principal reductions, it may be difficult, expensive, and time consuming for us to enforce our contractual rights. We continue to monitor and review the issues raised by the alleged improper foreclosure practices. While we cannot predict exactly how the servicing and foreclosure matters or the resulting litigation or settlement agreements will affect our business, there can be no assurance that these matters will not have an adverse impact on our results of operations and financial condition.

Risks Related to Two Harbors' Organization and Structure

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the MGCL, may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares.

We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between Two Harbors and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of Two Harbors who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between Two Harbors and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of our voting stock; and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations (1) between Two Harbors and any person, provided that such business combination is first approved by our board of directors (including a majority of Two Harbors' directors who are not affiliates or associates of such person) and (2) between Two Harbors and Pine River or its affiliates. Consequently, the five-year prohibition and the super-majority vote requirements will not apply to business combinations between Two Harbors and any person. As a result, any person, including Pine River, may be able to enter into business combinations with Two Harbors that may not be in the best interests of our stockholders, without compliance with the super-majority vote requirements and the other provisions of the statute.

The "control share" provisions of the MGCL provide that "control shares" of a Maryland corporation (defined as voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of "control shares") have no voting rights except to the extent approved by Two Harbors' stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, Two Harbors' officers and employees who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

The "unsolicited takeover" provisions of the MGCL (Title 3, Subtitle 8 of the MGCL) permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement takeover defenses, some of which (for example, a classified board) we do not currently have. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for Two Harbors or of delaying, deferring or preventing a change in control of Two Harbors under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby Two Harbors has elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on its board of directors.

Our authorized but unissued shares of common and preferred stock and the ownership limitations contained in our charter may prevent a change in control.

Our charter authorizes Two Harbors to issue additional authorized but unissued shares of common or preferred stock. In addition, our board of directors may, with the approval of a majority of the entire board and without stockholder approval, amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that Two Harbors has the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of stockholders.

In addition, our charter contains restrictions limiting the ownership and transfer of shares of our common stock and other outstanding shares of capital stock. The relevant sections of our charter provide that, subject to certain exceptions, ownership of shares of our common stock by any person is limited to 9.8% by value or by number of shares, whichever is more restrictive, of our outstanding shares of common stock (the common share ownership limit), and no more than 9.8% by value or number of shares, whichever is more restrictive, of our outstanding capital stock (the aggregate share ownership limit). The common share ownership limit and the aggregate share ownership limit are collectively referred to herein as the "ownership limits." These charter provisions will restrict the ability of persons to purchase shares in excess of the relevant ownership limits.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for stockholders to effect changes in management.

Our charter provides that, subject to the rights of any series of preferred stock, a director may be removed only by the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors. Our charter and bylaws provide that vacancies generally may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change management by removing and replacing directors and may prevent a change in control that is in the best interests of stockholders.

Our rights and stockholders' rights to take action against directors and officers are limited, which could limit recourse in the event of actions not in the best interests of stockholders.

As permitted by Maryland law, our charter eliminates the liability of its directors and officers to Two Harbors and its stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, pursuant to our charter we have agreed contractually to indemnify our present and former directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Further, our bylaws require us to indemnify each present or former director or officer, to the maximum extent permitted by Maryland law, who is made, or threatened to be made, a party to any proceeding because of his or her service to Two Harbors. As part of these indemnification obligations, we may be obligated to fund the defense costs incurred by our directors and officers.

Tax Risks

Our failure to qualify as a REIT would subject us to U.S. federal income tax and potentially increased state and local taxes, which would reduce the amount of our income available for distribution to its stockholders.

We operate in a manner that will enable us to qualify as a REIT and have elected to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2009. We have not requested and do not intend to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT. The U.S. federal income tax laws governing REITs and the asset they hold are complex, and judicial and administrative interpretations of the U.S. federal income tax laws governing REIT qualification are limited. To continue to qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature of our assets and income, the ownership of our outstanding shares, and the amount of our distributions. Moreover, new legislation, court decisions, administrative guidance or actions by federal agencies or others to modify or re-characterize our assets, as a whole or in part, as other than real estate assets, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

If we fail to qualify as a REIT in any taxable year, and do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax on our taxable income, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money or sell assets in order to pay taxes. Our payment of income tax would decrease the amount of income available for distribution to stockholders. Furthermore, if we fail to maintain our qualification as a REIT, we no longer would be required to distribute substantially all of our net taxable income to stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to be taxed as a REIT until the fifth calendar year following the year in which we failed to qualify.

Complying with REIT requirements may cause us to forego otherwise attractive investment opportunities or financing or hedging strategies.

In order to qualify as a REIT for U.S. federal income tax purposes, we must continually satisfy various tests on an annual and quarterly basis regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to stockholders and the ownership of our stock. To meet these tests, we may be required to forego investments we might otherwise make. We may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution, and may be unable to pursue investments that would be otherwise advantageous to us in order to satisfy the source of income or asset diversification requirements for qualifying as a REIT. Thus, compliance with the REIT requirements may hinder our investment performance.

Complying with REIT requirements may force us to liquidate otherwise profitable assets.

In order to continue to qualify as a REIT, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and designated real estate assets, including certain mortgage loans and shares in other REITs. Subject to certain exceptions, our ownership of securities, other than government securities and securities that constitute real estate assets, generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets, other than government securities and securities that constitute real estate assets, can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRS's. If we fail to comply with these requirements at the end of any calendar quarter after the first calendar quarter for which we qualified as a REIT, we must generally correct such failure within 30 days after the end of such calendar quarter to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise profitable assets prematurely, which could reduce our return on assets, which could adversely affect returns to stockholders.

Potential characterization of distributions or gain on sale may be treated as unrelated business taxable income to tax exempt investors.

If (i) all or a portion of our assets are subject to the rules relating to taxable mortgage pools, (ii) we are a "pension held REIT," (iii) a tax exempt stockholder has incurred debt to purchase or hold our common stock, or (iv) we purchase residual REMIC interests that generate "excess inclusion income," then a portion of the distributions to and, in the case of a stockholder described in clause (iii), gains realized on the sale of common stock by such tax exempt stockholder may be subject to U.S. federal income tax as unrelated business taxable income under the Code.

Complying with REIT requirements may limit our ability to hedge effectively.

The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, on an annual basis we must derive 75% of our gross income from real estate assets, and 95% of our income from real estate assets and certain other qualifying income sources, in order to maintain our REIT status. Any income that we generate from transactions intended to hedge our interest rate and currency risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if the instrument hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate or income or gain that would be qualifying income under the 75% or 95% gross income tests, and such instrument is properly identified under applicable Treasury regulations. In addition, any income from other hedges would generally constitute non-qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

The failure of our RMBS assets that are subject to a repurchase agreement to qualify as real estate assets would adversely affect our ability to qualify as a REIT.

We may enter into repurchase agreements under which we will nominally sell certain of our RMBS assets to a counterparty and simultaneously enter into an agreement to repurchase the sold assets. We believe that we will be treated for U.S. federal income tax purposes as the owner of the RMBS assets that are the subject of any such agreement notwithstanding that such agreement may transfer record ownership of the assets to the counterparty during the term of the agreement. It is possible, however, that the IRS could assert that we did not own the RMBS assets during the term of the repurchase agreement, in which case we could fail to qualify as a REIT.

REIT distribution requirements could adversely affect our ability to execute our business plan and may require us to incur debt, sell assets or take other actions to make such distributions.

In order to continue to qualify as a REIT, we must distribute to stockholders, each calendar year, at least 90% of our REIT taxable income (including certain items of non-cash income), determined without regard to the deduction for dividends paid and excluding net capital gain. To the extent that we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax law.

We intend to distribute our net income to stockholders in a manner intended to satisfy the 90% distribution requirement and to avoid both corporate income tax and the 4% nondeductible excise tax. Our taxable income may substantially exceed our net income as determined by GAAP or differences in timing between the recognition of taxable income and the actual receipt of cash may occur in which case we may have taxable income in excess of cash flow from our operating activities. In such event, we may generate less cash flow than taxable income in a particular year and find it difficult or impossible to meet the REIT distribution requirements in certain circumstances. In such circumstances, in order to satisfy the distribution requirement and to avoid U.S. federal corporate income tax and the 4% nondeductible excise tax in that year, we may be required to: (i) sell assets in adverse market conditions, (ii) borrow on unfavorable terms, (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt or (iv) make a taxable distribution of our shares as part of a distribution in which stockholders may elect to receive shares or (subject to a limit measured as a percentage of the total distribution) cash, in order to comply with the REIT distribution requirements. Thus, compliance with the REIT distribution requirements may require us to take actions that may not otherwise be advisable given existing market conditions and hinder our ability to grow, which could adversely affect the value of our common stock or warrants.

Even though we have elected to be taxed as a REIT, we may be required to pay certain taxes.

Even though we have elected to be taxed as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, prohibited transactions, tax on income from some activities conducted as a result of a foreclosure, and state or local income, franchise, property and transfer taxes, including mortgage recording taxes. In addition, we will hold some of our assets through wholly owned TRSs. Our TRSs and any other taxable corporations in which we own an interest will be subject to U.S. federal, state and local corporate taxes. Payment of these taxes generally would reduce our cash flow and the amount available to distribute to stockholders.

Our ability to invest in and dispose of TBA securities could be limited by our REIT qualification, and we could fail to qualify as a REIT as a result of these investments.

We may purchase Agency RMBS through TBAs, or dollar roll transactions. In certain instances, rather than take delivery of the Agency RMBS subject to a TBA, we may dispose of the TBA through a dollar roll transaction in which we agree to purchase similar securities in the future at a predetermined price or otherwise, which may result in the recognition of income or gains. We will account for dollar roll transactions as purchases and sales. The law is unclear regarding whether TBAs will be qualifying assets for the 75% asset test and whether income and gains from dispositions of TBAs will be qualifying income for the 75% gross income test.

Unless we are advised by counsel that TBAs should be treated as qualifying assets for purposes of the 75% asset test, we will limit our REIT investment in TBAs and any other non-qualifying assets to no more than 25% of our total assets at the end of any calendar quarter. Furthermore, until we are advised by counsel that income and gains from the disposition of TBAs should be treated as qualifying income for purposes of the 75% gross income test, we will limit our REIT gains from dispositions of TBAs and any other non-qualifying income to no more than 25% of our total gross income for each calendar year. Accordingly, our ability within the REIT to purchase Agency RMBS through TBAs and to dispose of TBAs, through dollar roll transactions or otherwise, could be limited.

Moreover, even if we are advised by counsel that TBAs should be treated as qualifying assets or that income and gains from dispositions of TBAs should be treated as qualifying income, it is possible that the IRS could successfully take the position that such assets are not qualifying assets and such income is not qualifying income. In that event, we could be subject to a penalty tax or could fail to qualify as a REIT if (i) the value of our TBAs, together with our non-qualifying assets for the 75% asset test, exceeded 25% of our gross assets at the end of any calendar quarter, or (ii) our income and gains from the disposition of TBAs, together with our non-qualifying income for the 75% gross income test, exceeded 25% of our gross income for any taxable year.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements for qualification as a REIT, our ownership of and relationship with our TRSs is limited and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. Other than certain activities relating to lodging and healthcare facilities, a TRS generally may engage in any business and may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Overall, no more than 25% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to Two Harbors but are not required to be distributed to Two Harbors. We anticipate that the aggregate value of the securities of our TRSs will be less than 25% of the value of our total assets (including our TRS securities). Furthermore, we intend to monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations. In addition, we will review all of our transactions with TRSs to ensure that they are entered into on arm's-length terms to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax discussed above.

We may be required to report taxable income with respect to certain of our investments in excess of the economic income we ultimately realize from them.

We may acquire interests in debt instruments in the secondary market for less than their face amount. The discount at which such interests in debt instruments are acquired may reflect doubts about their ultimate collectability rather than current market interest rates. The amount of such discount may nevertheless be treated as "market discount" for U.S. federal income tax purposes. Market discount on a debt instrument may accrue based on the assumption that all future payments on the debt instrument will be made. Accrued market discount is reported as income when, and to the extent that, any payment of principal of the debt instrument is made. In the case of residential mortgage loans, principal payments are ordinarily made monthly, and consequently, accrued market discount may have to be included in income each month as if the debt instrument were assured of ultimately being collected in full. If we collect less on a debt instrument than its purchase price plus the market discount we had previously reported as income, we may not be able to benefit from any offsetting loss deduction in a subsequent taxable year.

Similarly, some of the mortgage-backed securities that we purchase will likely have been issued with original issue discount, or OID. We may be required to report such OID based on a constant yield method and income would accrue over the period we own the underlying security. This may lead to an accrual of OID income in excess of the amount that is collected. An offsetting loss deduction will become available only in the later year in which uncollectability is provable or ultimate disposition; and may be subject to limitation.

Finally, in the event that any debt instruments or mortgage-backed securities acquired by us are delinquent as to mandatory principal and interest payments, or in the event a borrower with respect to a particular debt instrument acquired by us encounters financial difficulty rendering it unable to pay stated interest as due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income as it accrues, despite doubt as to its ultimate collectability. Similarly, we may be required to accrue interest income with respect to subordinate mortgage-backed securities at their stated rate regardless of whether corresponding cash payments are received or are ultimately collectible. In each case, while we would in general ultimately have an offsetting loss deduction available to us when such interest was determined to be uncollectable; the utility of that deduction would depend on our having taxable income in that later year or thereafter subject to carryforward limitations.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our shares or warrants.

The maximum U.S. federal income tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates is 20% beginning in 2013 (under current law). Prior to 2013, legislation enacted in 2003 generally reduced the maximum U.S. federal income tax rate for dividends payable to domestic stockholders that are individuals, trusts and estates to 15% through 2012. Dividends payable by REITs, however, are generally not eligible for these reduced rates. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including Two Harbors' shares. Also, to the extent that tax rates change after 2013, the attractiveness of an investment in our shares may decrease, which could adversely affect the value of our securities.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our shares or warrants.

At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders or warrantholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

REIT limitations may affect our ability to dispose of our residential real property portfolio.

The provisions of the Code relating to REITs may limit our ability to sell properties at a profit without incurring unfavorable tax consequences. Generally, sales of property within two years of acquisition, and sale of multiple properties within one year, may result in the gains from such sales being subject to 100% taxation.

Risks Related to Our Securities

Future issuances and sales of shares of our common stock may depress the market price of our common stock or warrants or have adverse consequences for our stockholders or warrantholders.

On December 18, 2012, we filed articles of amendment to our amended and restate charter. The purpose of the amendment was to increase our authorized shares of common stock from 450,000,000 shares to 900,000,000 shares. As of December 31, 2012, 298,813,258 shares of common stock were issued and outstanding and 13,531,429 warrants to purchase 13,531,429 shares of common stock were issued and outstanding. Our 2009 equity incentive plan provides for grants of restricted common stock and other equity-based awards, subject to a ceiling of 200,000 shares available for issuance under the plan. As of December 31, 2012, we have granted an aggregate of 110,393 shares of restricted common stock to our independent directors pursuant to the 2009 equity incentive plan, of which 85,068 shares have vested and 25,325 shares remain subject to vesting restrictions.

We cannot predict the effect, if any, of future issuances or sales of our common stock on the market price of our common stock or warrants. Sales of substantial amounts of common stock or the perception that such sales could occur may adversely affect the prevailing market price for our common stock or warrants.

Also, we may issue additional shares in subsequent public offerings or private placements to acquire new assets or for other purposes. We are not required to offer any such shares to existing stockholders on a preemptive basis. Therefore, it may not be possible for existing stockholders to participate in such future share issuances, which may dilute the existing stockholders' interests.

We have not established a minimum distribution payment level and we cannot assure you of our ability to pay distributions in the future.

We intend to continue to pay quarterly distributions and to make distributions to our stockholders in an amount such that we distribute all or substantially all of our REIT taxable income in each year, subject to certain adjustments. We have not established a minimum distribution payment level and our ability to pay distributions may be adversely affected by a number of factors, including the risk factors described herein. All distributions will be made, subject to Maryland law, at the discretion of our board of directors and will depend on our earnings, our financial condition, any debt covenants, maintenance of our REIT qualification and other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will achieve results that will allow us to make a specified level of cash distributions.

Further warrants may be exercised, which would increase the number of shares of our common stock eligible for future resale in the public market.

As of December 31, 2012, outstanding redeemable warrants to purchase an aggregate of 13,531,429 shares of our common stock (of the original 33,249,000 issued in connection with the conversion, pursuant to the merger, of the Capitol warrants issued in Capitol's initial public offering) remain exercisable at an exercise price of $11.00 per share. The warrant exercise price may be lowered under certain circumstances, including, among others, in our sole discretion at any time prior to the expiration date of the warrants for a period of not less than ten business days; provided, however, that any such reduction shall be identical in percentage terms among all of the warrants. These warrants likely will be exercised if the market price of the shares of our common stock equals or exceeds the warrant exercise price. Therefore, as long as warrants remain outstanding, there will be a drag on any increase in the price of our common stock in excess of the warrant exercise price. To the extent such warrants are exercised, additional shares of our common stock will be issued, which would dilute the ownership of existing stockholders. Further, if these warrants are exercised at any time in the future at a price lower than the book value per share of our common stock, existing stockholders could suffer substantial dilution of their investment, which dilution could increase in the event the warrant exercise price is lowered. Additionally, if we were to lower the exercise price in the near future, the likelihood of this dilution could be accelerated.

The market price of our securities could fluctuate and could cause you to lose a significant part of your investment.

The market price of our securities may be influenced by many factors, some of which are beyond our control, including those described above and the following:

- changes in financial estimates by analysts;
- fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
- general economic conditions;
- changes in market valuations of similar companies;
- regulatory developments in the United States; and
- additions or departures of key personnel at Pine River.

Resulting fluctuations in the market price of our securities could cause you to lose a significant part of your investment.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our executive and administrative office is located at 601 Carlson Parkway, Suite 1400, Minnetonka, Minnesota 55305, telephone (612) 629-2500. In Minnetonka, we lease 14,064 square feet of office space pursuant to a lease that expires in June 2021. We also have an office at 590 Madison Avenue, Suite 3600, New York, NY 10021, which primarily supports our investment operations. In New York, we lease 5,768 square feet of office space pursuant to a lease that expires in June 2017. In accordance with the shared facilities and services agreement between PRCM Advisers and Pine River, we may share our lease space with Pine River personnel and/or utilize additional Pine River office space in Minnetonka, New York and San Francisco.

Item 3. Legal Proceedings

From time to time we may be involved in various legal claims and/or administrative proceedings that arise in the ordinary course of our business. As of the date of this filing, we are not party to any litigation or legal proceedings or, to the best of our knowledge, any threatened litigation or legal proceedings, which, in our opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial condition.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NYSE and our warrants are listed on the NYSE MKT under the symbols "TWO" and "TWO.WS," respectively. As of the date of this filing, 298,855,855 shares of common stock and 13,414,929 warrants were issued and outstanding.

The following table shows the high and low sales prices for our common stock and warrants as reported on the NYSE and the NYSE MKT during the calendar years ended December 31, 2012 and December 31, 2011:

Quarter Ended	Common Stock		Warrants	
2012	**High**	**Low**	**High**	**Low**
December 31	$ 12.20	$ 9.85	$ 1.35	$ 0.28
September 30	$ 12.08	$ 10.40	$ 1.05	$ 0.22
June 30	$ 10.76	$ 9.94	$ 0.25	$ 0.10
March 31	$ 10.63	$ 9.03	$ 0.25	$ 0.09
2011				
December 31	$ 9.78	$ 7.72	$ 0.24	$ 0.07
September 30	$ 11.06	$ 8.68	$ 0.45	$ 0.18
June 30	$ 10.89	$ 9.92	$ 0.44	$ 0.30
March 31	$ 11.51	$ 9.60	$ 0.54	$ 0.20

Holders

As of February 20, 2013, there were 197 registered holders and approximately 116,600 beneficial owners of our common stock. As of February 20, 2013, all of the outstanding warrants to purchase shares of our common stock were held in investment accounts through banks, brokers or other nominees; based on public filings, we do not believe that any beneficial owner of our warrants holds 5% or more of the outstanding warrants.

Dividends

On December 17, 2012, we declared dividends to common stockholders payable on January 18, 2013 totaling $164.3 million, or $0.55 per share. The following table presents cash dividends declared on our common stock from October 28, 2009 through December 31, 2012:

Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
December 17, 2012	December 31, 2012	January 18, 2013	$ 0.55
September 12, 2012	September 24, 2012	October 22, 2012	$ 0.36
June 12, 2012	June 22, 2012	July 20, 2012	$ 0.40
March 14, 2012	March 26, 2012	April 20, 2012	$ 0.40
December 14, 2011	December 27, 2011	January 20, 2012	$ 0.40
September 14, 2011	September 26, 2011	October 20, 2011	$ 0.40
June 14, 2011	June 24, 2011	July 20, 2011	$ 0.40
March 2, 2011	March 14, 2011	April 14, 2011	$ 0.40
December 8, 2010	December 17, 2010	January 20, 2011	$ 0.40
September 13, 2010	September 30, 2010	October 21, 2010	$ 0.39
June 14, 2010	June 30, 2010	July 22, 2010	$ 0.33
March 12, 2010	March 31, 2010	April 23, 2010	$ 0.36
December 21, 2009	December 31, 2009	January 26, 2010	$ 0.26

All dividend distributions are made with the authorization of the board of directors at its discretion and will depend on such items as our REIT taxable earnings, financial condition, maintenance of REIT status, and other factors that the board of directors may deem relevant from time to time. The holders of our common stock share proportionally on a per share basis in all declared dividends on our common stock. We intend to pay quarterly dividends and intend to distribute to our stockholders as dividends at least 90% of our REIT taxable income.

We have not established a minimum distribution level for our common stock. See Item 1A, "Risk Factors," and Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations," of this Annual Report on Form 10-K, for information regarding the sources of funds used for dividends and for a discussion of factors, if any, which may adversely affect our ability to pay dividends at the same level in 2013 and thereafter.

Our stock transfer agent and registrar is Computershare. Requests for information from Computershare can be sent to Computershare, P.O. Box 3580160, Pittsburgh, PA 15252-8010 and their telephone number is 1-800-851-9677.

Securities Authorized for Issuance under Equity Compensation Plans

We adopted our 2009 equity incentive plan to provide incentive compensation to attract and retain qualified directors, officers, advisers, consultants and other personnel, including PRCM Advisers and affiliates and personnel of PRCM Advisers and its affiliates, and any joint venture affiliates of ours. The 2009 equity incentive plan is administered by the compensation committee of our board of directors. The 2009 equity incentive plan permits the granting of restricted shares of common stock, phantom shares, dividend equivalent rights and other equity-based awards. For a detailed description of the 2009 equity incentive plan, see Note 16 - *Equity Incentive Plan* of the consolidated financial statements included under Item 8 of this Annual Report on Form 10-K.

The following table presents certain information about our equity compensation plan as of December 31, 2012:

	December 31, 2012		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights**	**Weighted-average exercise price of outstanding options, warrants and rights**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column of this table)**
Equity compensation plans approved by stockholders	—	$ —	89,607
Equity compensation plans not approved by stockholders	—	—	—
Total	—	$ —	89,607

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On October 5, 2011, our Board of Directors authorized a Share Repurchase Program, which allowed us to repurchase up to 10,000,000 shares of our common stock. On November 14, 2012, our Board of Directors authorized an increase of 15,000,000 shares to the previously authorized share repurchase program for a total of 25,000,000 authorized shares. Shares may be repurchased from time to time through privately negotiated transactions or open market transactions, including pursuant to a trading plan in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act or by any combination of such methods. The manner, price, number and timing of share repurchases will be subject a variety of factors, including market conditions and applicable SEC rules. We did not repurchase any of our shares during the year ended December 31, 2012.

Performance Graph

The following graph compares the stockholder's cumulative total return, assuming $100 invested at October 28, 2009 (the date of our merger), with all reinvestment of dividends, as if such amounts had been invested in: (i) our common stock; (ii) the stocks included in the Standard and Poor's 500 Stock Index ("S&P 500"); (iii) the stocks included in the NAREIT Mortgage REIT Index; and (iv) the stocks included in the Pine River Mortgage REIT Index.

COMPARISON OF CUMULATIVE TOTAL RETURN
Among Two Harbors Investment Corp., S&P 500,
NAREIT Mortgage REIT Index, and Pine River Mortgage REIT Index



Two Harbors Investment Corp.
S&P 500
NAREIT Mortgage REIT Index
Pine River Mortgage REIT Index Total Return
Index Value
200
180
160
140
120
100
80
10/28/09
12/31/09
06/30/10
12/31/10
06/30/11
12/31/11
06/30/12
12/31/12

	Period Ending							
Index	**10/28/09**	**12/31/09**	**06/30/10**	**12/31/10**	**06/30/11**	**12/31/11**	**06/30/12**	**12/31/12**
Two Harbors Investment Corp.	100.00	102.71	93.45	120.52	142.51	133.57	161.71	187.11
S&P 500	100.00	107.39	100.24	123.56	131.01	126.17	135.09	143.13
NAREIT Mortgage REIT Index	100.00	107.52	111.60	131.81	137.26	128.63	150.57	152.48
Pine River Mortgage REIT Index Total Return	100.00	108.11	112.28	130.79	136.47	118.64	142.38	141.20

Item 6. Selected Financial Data

Our selected financial data set forth below should be read in conjunction with our consolidated financial statements and the accompanying notes included under Item 8 of this Annual Report on Form 10-K. Certain amounts for prior periods have been reclassified to conform to the 2012 presentation.

(in thousands, except share data)	For the Years Ended December 31,				
	2012	2011	2010	2009 [(1)]	2008 [(1)]
Interest income:					
Available-for-sale securities	$ 448,620	$ 197,126	$ 39,844	$ 2,796	$ —
Trading securities	4,873	4,159	170	—	
Mortgage loans held-for-sale	609	2	—	—	—
Cash and cash equivalents	944	347	107	70	4,443
Total interest income	455,046	201,634	40,121	2,866	4,443
Interest expense	72,106	22,709	4,421	131	—
Net interest income	382,940	178,925	35,700	2,735	4,443
Other-than-temporary impairments:					
Total other-than temporary impairment losses	(10,952)	(5,102)	—	—	—
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—	—	—
Net other-than-temporary credit impairment losses	(10,952)	(5,102)	—	—	—
Other income:					
Gain on investment securities, net	122,466	36,520	6,127	336	—
(Loss) gain on interest rate swap and swaption agreements	(159,775)	(86,769)	(6,344)	364	—
(Loss) gain on other derivative instruments	(40,906)	26,755	7,156	—	—
Gain on mortgage loans	2,270	—	—	—	—
Total other (loss) income	(75,945)	(23,494)	6,939	700	—
Expenses:					
Management fees	33,168	14,241	2,989	326	—
Other operating expenses	17,678	9,673	4,578	12,171	1,060
Total expenses	50,846	23,914	7,567	12,497	1,060
Income (loss) from continuing operations before income taxes	245,197	126,415	35,072	(9,062)	3,383
(Benefit from) provision for income taxes	(42,219)	(1,106)	(683)	(318)	1,088
Net income (loss) from continuing operations	287,416	127,521	35,755	(8,744)	2,295
Income (loss) from discontinued operations	4,490	(89)	—	—	—
Net income (loss)	291,906	127,432	35,755	(8,744)	2,295
Accretion of Trust Account income relating to common stock subject to possible conversion	—	—	—	(93)	(236)
Net income (loss) attributable to common stockholders	$ 291,906	$ 127,432	$ 35,755	$ (8,837)	$ 2,059
Basic earnings (loss) per weighted average common share:					
Continuing operations	$ 1.19	$ 1.29	$ 1.60	$ (0.39)	$ 0.08
Discontinued operations	0.02	—	—	—	—
Net income (loss)	$ 1.21	$ 1.29	$ 1.60	$ (0.39)	$ 0.08
Diluted earnings (loss) per weighted average common share:					
Continuing operations	$ 1.18	$ 1.29	$ 1.60	$ (0.39)	$ 0.08
Discontinued operations	0.02	—	—	—	—
Net income (loss)	$ 1.20	$ 1.29	$ 1.60	$ (0.39)	$ 0.08
Dividends declared per common share	$ 1.71	$ 1.60	$ 1.48	$ 0.26	$ —
Weighted average number of shares of common stock:					
Basic	242,014,751	98,826,868	22,381,683	22,941,728	24,936,558
Diluted	242,432,156	98,826,868	22,381,683	22,941,728	24,936,558

(in thousands)	For the Years Ended December 31,				
	2012	2011	2010	2009 (1)	2008 (1)
Comprehensive income:					
Net income	$ 291,906	$ 127,432	$ 35,755	$ (8,744)	$ 2,295
Other comprehensive income (loss):					
Unrealized gain (loss) on available-for-sale securities, net	755,174	(81,335)	23,569	(950)	—
Other comprehensive income (loss)	755,174	(81,335)	23,569	(950)	—
Comprehensive income	$ 1,047,080	$ 46,097	$ 59,324	$ (9,694)	$ 2,295

(in thousands)	At December 31,				
	2012	2011	2010	2009 (1)	2008 (1)
Available-for-sale securities	$ 13,666,954	$ 6,249,252	$ 1,354,405	$ 494,465	$ —
Total assets	$ 16,813,944	$ 8,100,384	$ 1,797,432	$ 538,366	$ 262,095
Repurchase agreements	$ 12,624,510	$ 6,660,148	$ 1,169,803	$ 411,893	$ —
Total stockholders' equity	$ 3,450,577	$ 1,270,086	$ 382,448	$ 121,721	$ 184,162

(1) Capitol, the accounting acquirer in the merger completed on October 28, 2009, was formed on June 26, 2007 as a development stage company. As such, our results of operations are presented for only the periods set forth above. Comparability of the financial data is affected by the merger with Capitol.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes included elsewhere in this Annual Report on Form 10-K.

General

We are a Maryland corporation focused on investing in, financing and managing residential mortgage-backed securities, or RMBS, residential mortgage loans, and other financial assets. We operate as a real estate investment trust, or REIT, as defined under the Internal Revenue Code of 1986, as amended, or the Code.

We are externally managed by PRCM Advisers LLC. PRCM Advisers is a wholly-owned subsidiary of Pine River Capital Management L.P., or Pine River, a global asset management firm providing solutions to qualified clients across three actively managed platforms: hedge funds, managed accounts and listed investment vehicles.

Our objective is to provide attractive risk-adjusted returns to our stockholders over the long term, primarily through dividends and secondarily through capital appreciation. We selectively acquire and manage an investment portfolio of our target assets, which we believe is constructed to generate attractive returns through market cycles. Our target assets include the following:

- Agency RMBS (which includes inverse interest-only Agency securities classified as Agency Derivatives for purposes of U.S. GAAP), meaning RMBS whose principal and interest payments are guaranteed by the Government National Mortgage Association (or Ginnie Mae), the Federal National Mortgage Association (or Fannie Mae), or the Federal Home Loan Mortgage Corporation (or Freddie Mac);
- Non-Agency RMBS, meaning RMBS that are not issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac;
- Residential mortgage loans; and
- Other financial assets comprising approximately 5% to 10% of the portfolio.

We believe our hybrid Agency and non-Agency RMBS investment model allows management to focus on security selection and implement a relative value investment approach across various sectors within the residential mortgage market, which factors in the opportunities in the marketplace, cost of financing and cost of hedging interest rate, prepayment, credit and other portfolio risks. As a result, RMBS asset allocation reflects management's opportunistic approach to investing in the marketplace.

During the year ended December 31, 2012, we did not significantly modify our RMBS asset allocation between Agency and non-Agency RMBS. The following table provides the RMBS asset allocation between Agency and non-Agency RMBS as of December 31, 2012 and the four immediately preceding period ends:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Agency RMBS	81.0%	83.7%	81.7%	79.4%	81.3%
Non-Agency RMBS	19.0%	16.3%	18.3%	20.6%	18.7%

As our RMBS asset allocation shifts, our annualized yields and cost of financing shifts. As previously discussed, our investment decisions are not driven solely by annualized yields, but rather a multitude of macroeconomic drivers, including market environments and their respective impacts; for example, uncertainty of faster prepayments, extension risk and credit events.

For the three months ended December 31, 2012, our net interest spread realized on Agency and non-Agency RMBS was lower than prior periods. Based on recent experience, yields and net interest spreads on Agency and non-Agency RMBS securities are generally lower than what we have historically realized in our portfolio. The following table provides the average annualized yield on our Agency and non-Agency RMBS for the three months ended December 31, 2012, and the four immediately preceding quarters:

	Three Months Ended				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Average annualized yields (1)					
Agency RMBS	2.9%	3.1%	3.3%	3.5%	3.5%
Non-Agency RMBS	9.5%	9.6%	9.6%	9.7%	9.7%
Aggregate RMBS	4.0%	4.2%	4.6%	4.9%	4.8%
Cost of financing (2)	1.1%	1.1%	1.0%	1.0%	1.0%
Net interest spread	2.9%	3.1%	3.6%	3.9%	3.8%

(1) Average annualized yield incorporates future prepayment, credit loss and other assumptions, all of which are estimates and subject to change.
(2) Cost of financing includes swap interest rate spread.

The following table provides the average annualized yield expected on our Agency and non-Agency RMBS as of December 31, 2012, and the four immediately preceding period ends:

	As of				
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011
Average annualized yields (1)					
Agency RMBS	2.9%	2.8%	3.3%	3.5%	3.3%
Non-Agency RMBS	9.4%	9.6%	9.6%	9.7%	9.7%
Aggregate RMBS	4.0%	3.8%	4.5%	4.7%	4.7%
Cost of financing (2)	1.2%	1.1%	1.0%	1.0%	1.0%
Net interest spread	2.8%	2.7%	3.5%	3.7%	3.7%

(1) Average annualized yield incorporates future prepayment, credit loss and other assumptions, all of which are estimates and subject to change.
(2) Cost of financing includes swap interest rate spread.

We seek to deploy moderate leverage as part of our investment strategy. We generally finance our RMBS assets through short-term borrowings structured as repurchase agreements. Our Agency RMBS, given their liquidity and high credit quality, are eligible for higher levels of leverage, while non-Agency RMBS, with less liquidity and exposure to credit risk, utilize lower levels of leverage. We also finance our U.S. Treasuries, which we hold for trading purposes, and our mortgage loans. We believe the debt-to-equity ratio funding our Agency RMBS, non-Agency and residential mortgage loans is the most meaningful leverage measure as U.S. Treasuries are viewed to be highly liquid in nature. As a result, our debt-to-equity ratio is determined by our RMBS portfolio mix as well as many additional factors, including the liquidity of our portfolio, the sustainability and price of our financing, diversification of our counterparties and their available capacity to finance our RMBS assets, and anticipated regulatory developments. Over the past several quarterly periods, we have generally maintained a debt-to-equity ratio range of 3.0 to 5.0 times to finance our RMBS portfolio and mortgage loans, on a fully deployed capital basis. Our debt-to-equity ratio is directly correlated to the make-up of our RMBS portfolio; specifically, the higher percentage of Agency RMBS we hold, the higher our debt-to-equity ratio is, and vice versa. We may alter the percentage allocation of our portfolio between Agency and non-Agency RMBS depending on the quality of the assets that are available to purchase from time to time, including at times when we are deploying proceeds from common stock offerings we conduct. The debt-to-equity ratio range has been driven by our relatively stable asset allocation between Agency and non-Agency RMBS, as disclosed above. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Repurchase Agreements" for further discussion.

We compete with other investment vehicles for attractive investment opportunities. We rely on our management team and Pine River, who have developed strong relationships with a diverse group of financial intermediaries, to identify investment opportunities. In addition, we have benefited and expect to continue to benefit from Pine River's analytical and portfolio management expertise and infrastructure. We believe that our significant focus on the RMBS area, the extensive RMBS expertise of our investment team, our strong analytics and our disciplined relative value investment approach give us a competitive advantage versus our peers.

We have elected to be treated as a REIT for U.S. federal income tax purposes. To qualify as a REIT we are required to meet certain investment and operating tests and annual distribution requirements. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent that we annually distribute all of our net taxable income to stockholders, do not participate in prohibited transactions and maintain our intended qualification as a REIT. However, certain activities that we may perform may cause us to earn income which will not be qualifying income for REIT purposes. We have designated certain of our subsidiaries as taxable REIT subsidiaries, or TRSs, as defined in the Code, to engage in such activities, and we may form additional TRSs in the future. We also operate our business in a manner that will permit us to maintain our exemption from registration under the Investment Company Act of 1940, as amended, or the 1940 Act.

On December 19, 2012, we completed the contribution of our portfolio of single-family rental properties to Silver Bay Realty Trust Corp. ("Silver Bay"), a newly organized Maryland corporation intended to qualify as a REIT and focused on the acquisition, renovation, leasing and management of single-family residential properties for rental income and long-term capital appreciation. We contributed our equity interests in the wholly owned subsidiary, Two Harbors Property Investment LLC to Silver Bay, and in exchange for the contribution, received shares of common stock of Silver Bay. Silver Bay completed its initial public offering, or IPO, of its common stock on December 19, 2012. As we will not have any significant continuing involvement in Two Harbors Property Investment LLC, all of the associated operating results were removed from continuing operations and are presented separately as discontinued operations for the years ended December 31, 2012 and 2011.

Overview

Our 2012 efforts focused on three strategic objectives that we believe will position us for long term success.

- *Managing a portfolio of RMBS to generate attractive returns with balanced risks.* We operate a hybrid REIT model, diversifying our portfolio across Agency and non-Agency RMBS in combination with derivative hedging instruments. We manage to an overall low level of interest rate exposure and leverage. We believe carrying a balance of risks within our portfolio is critical to providing an attractive return to our stockholders and our ability to adjust our allocations and deploy capital across sectors allow us to optimize portfolio results over time.
- *Growing our stockholder base and market capitalization to enhance stockholder liquidity and reduce operating expense ratios.* During 2012, we completed three common stock offerings, increasing our market capitalization to approximately $3.5 billion as of December 31, 2012. Proceeds from these offerings were deployed efficiently due to opportunities in the market, focusing on assets with attractive risk-adjusted returns. By doing so, we achieved a corresponding increase in daily trading volume, further diversity in stockholder base, and a lower expense ratio as a percentage of equity.
- *Exploring business diversification opportunities in residential mortgage loans and other real estate assets.* We pursued a variety of potential opportunities that leverage our core competencies of credit and prepayment risk management. In late 2011, we announced our plan to establish a nonconforming loan securitization program. As of December 31, 2012, we have established the infrastructure for this program, purchased $58.6 million in loans, and we continue to build our originator network to source loans. In late 2012, we announced our interest in pursuing CSLs and MSRs. As of December 31, 2012, we had not purchased any of these assets. We are taking a measured approach as we diversify, keeping true to our strategic long-term plans and our core strengths.

Factors Affecting our Operating Results

Our net interest income includes income from our RMBS portfolio and will reflect the amortization of purchase premiums and accretion of purchase discounts. Net interest income will fluctuate primarily as a result of changes in market interest rates, our financing costs, and prepayment speeds on our assets. Interest rates, financing costs and prepayment rates vary according to the type of investment, conditions in the financial markets, competition and other factors, none of which can be predicted with any certainty. Our operating results will also be affected by default rates and credit losses with respect to the mortgage loans underlying our non-Agency RMBS.

Fair Value Measurement

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. It also establishes three levels of input to be used when measuring fair value:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.
Level 2	Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.
Level 3	Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

We follow the fair value hierarchy set forth above in order to prioritize the data utilized to measure fair value. We strive to obtain quoted market prices in active markets (Level 1 inputs). If Level 1 inputs are not available, we will attempt to obtain Level 2 inputs, observable market prices in inactive markets or derive the fair value measurement using observable market prices for similar assets or liabilities. When neither Level 1 nor Level 2 inputs are available, we use Level 3 inputs and independent pricing service models to estimate fair value measurements. At December 31, 2012, approximately 92.3% of total assets, or $15.5 billion, and approximately 1.0% of total liabilities, or $129.3 million, consisted of financial instruments recorded at fair value. As of December 31, 2012, we had $1.9 million, or less than one percent, of total assets reported at fair value using Level 3 inputs. See Note 12 - *Fair Value* to the Consolidated Financial Statements, included in this Annual Report on Form 10-K, for descriptions of valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

A significant portion of our assets and liabilities are at fair value and, therefore, our consolidated balance sheet and income statement are significantly affected by fluctuations in market prices. Although we execute various hedging strategies to mitigate our exposure to changes in fair value, we cannot fully eliminate our exposure to volatility caused by fluctuations in market prices. Starting in 2007, markets for asset-backed securities, including RMBS, have experienced severe dislocations. While these market disruptions continue, our assets and liabilities will be subject to valuation adjustment as well as changes in the inputs we use to measure fair value.

For the year ended December 31, 2012, our unrealized fair value losses on interest rate swap and swaption agreements, which are accounted for as derivative trading instruments under GAAP, negatively affected our financial results. The change in fair value of the interest rate swaps was a result of changes to LIBOR, the swap curve, and corresponding counterparty borrowing rates during the year ended December 31, 2012. Our financial results for the year ended December 31, 2012 were positively affected by unrealized fair value gains on certain U.S. Treasuries classified as trading instruments due to their short-term investment objectives, equity securities, which consist solely of shares of Silver Bay common stock, and mortgage loans held-for-sale. For the year ended December 31, 2011, our unrealized fair value losses on interest rate swap and swaption agreements, which are accounted for as derivative trading instruments under GAAP, negatively affected our financial results. The change in fair value of the interest rate swaps was a result of decreases in the swap curve during the year ended December 31, 2011. Our financial results for the year ended December 31, 2011 were positively affected by unrealized fair value gains on certain U.S. Treasuries classified as trading instruments. In addition, our financial results for the year ended December 31, 2012 and 2011 were affected by the unrealized gains and losses of certain other derivative instruments that were accounted for as trading derivative instruments, i.e., credit default swaps, TBAs and inverse interest-only securities. Any temporary change in the fair value of our available-for-sale securities is recorded as a component of accumulated other comprehensive income and does not impact our earnings.

We have numerous internal controls in place to help ensure the appropriateness of fair value measurements. Significant fair value measures are subject to detailed analytics and management review and approval. Our entire investment portfolio is priced by third-party brokers at the "bid side" of the market, and/or by independent pricing providers. We strive to obtain multiple market data points for each valuation. By utilizing "bid side" pricing, certain assets, especially the most recent purchases, may realize a markdown due to the "bid-offer" spread. To the extent that this occurs, any economic effect of this would be reflected in accumulated other comprehensive income. We back test the fair value measurements provided by the pricing providers against actual performance. We also monitor the market for recent trades, market surveys, or other market information that may be used to benchmark pricing provider inputs.

Considerable judgment is used in forming conclusions and estimating inputs to our Level 3 fair value measurements. Level 3 inputs such as interest rate movements, prepayments speeds, credit losses and discount rates are inherently difficult to estimate. Changes to these inputs can have a significant effect on fair value measurements. Accordingly, there is no assurance that our estimates of fair value are indicative of the amounts that would be realized on the ultimate sale or exchange of these assets.

Critical Accounting Estimates

The preparation of financial statements in accordance with GAAP requires us to make certain judgments and assumptions, based on information available at the time of our preparation of the financial statements, in determining accounting estimates used in preparation of the statements. Our significant accounting policies are described in Note 2 to the consolidated financial statements, included under Item 8 of this Annual Report on Form 10-K.

Accounting estimates are considered critical if the estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made and if different estimates reasonably could have been used in the reporting period or changes in the accounting estimate are reasonably likely to occur from period to period that would have a material impact on our financial condition, results of operations or cash flows.

Classification and Valuation of Available-for-Sale and Trading Securities

Our RMBS investments consist primarily of Agency RMBS and non-Agency RMBS that we classify as available-for-sale, or AFS. Our RMBS classified as available-for-sale are carried at their fair value, with changes in fair value recorded through accumulated other comprehensive income (loss), a component of stockholders' equity, rather than through earnings. We also hold U.S. Treasuries for trading purposes. Our trading securities are carried at estimated fair value with changes in fair value recorded as a component of gain on investment securities, net in earnings. If our RMBS AFS were also classified as trading securities, there could be substantially greater volatility in our earnings.

When the estimated fair value of an available-for-sale security is less than amortized cost, we consider whether there is an other-than-temporary impairment in the value of the security that is required to be recognized in the statement of operations. The determination of whether a security is other-than-temporarily impaired involves judgments and assumptions based on subjective and objective factors. Consideration is given to whether we (1) have the intent to sell the investment securities, (2) are more likely than not to be required to sell the investment securities before recovery, or (3) do not expect to recover the entire amortized cost basis of the investment securities. Investments with unrealized losses are not considered other-than-temporarily impaired if we have the ability and intent to hold the investments for a period of time, to maturity if necessary, sufficient for a forecasted market price recovery up to or beyond the amortized cost basis of the investments. If an impairment is determined to be solely driven by the inability to fully recover the entire amortized cost basis over the remaining life of the security, the security is further analyzed for credit loss (the difference between the present value of cash flows expected to be collected and the amortized cost basis). The credit loss, if any, is then recognized in the statement of operations, while the balance of impairment related to other factors is recognized in other comprehensive income.

Classification and Valuation of Equity Securities

Our equity securities, which consist solely of shares of Silver Bay common stock, are carried at fair value as a result of a fair value option election, with changes in fair value recorded in earnings. Fair value is determined based on the closing market price at period end.

Classification and Valuation of Mortgage Loans Held-for-Sale

Our mortgage loans held-for-sale are carried at fair value as a result of a fair value option election, with changes in fair value recorded in earnings. Fair value is generally determined based on current secondary market pricing and cash flow models using market-based yield requirements.

The methods used by us to estimate fair value for available-for-sale securities, trading securities, equity securities, and mortgage loans may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. We use inputs that are current as of the measurement date, which in periods of market dislocation, may have reduced price transparency.

Interest Income Recognition

Our interest income on our Agency RMBS and non-Agency RMBS is accrued based on the actual coupon rate and the outstanding principal balance of such securities. Premiums and discounts are amortized or accreted into interest income over the lives of the securities using the effective yield method, as adjusted for actual prepayments. We estimate prepayments for our Agency interest-only securities, which represent our right to receive a specified portion of the contractual interest flows of specific Agency and collateralized mortgage obligations, or CMO, securities. As a result, if prepayments increase (or are expected to increase), we will accelerate the rate of amortization on the premiums. Conversely, if prepayments decrease (or are expected to decrease), we will decelerate the rate of amortization on the premiums.

Our interest income on our non-Agency RMBS securities rated below AA, including unrated securities, is recognized in accordance with estimated cash flows. Cash flows from a security are estimated by applying assumptions used to determine the fair value of such security and the excess of the future cash flows over the investment are recognized as interest income under the effective yield method. We review and, if appropriate, make adjustments to our cash flow projections at least quarterly and monitor these projections based on input and analysis received from external sources, internal models, and our judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in interest income recognized on, or the carrying value of, such securities.

For non-Agency securities purchased at a discount, we account for differences between contractual cash flows and cash flows expected to be collected from our initial investment in debt securities acquired if those differences are attributable, at least in part, to credit quality. We limit the yield that may be accreted (accretable yield) to the excess of an estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the initial investment. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference or designated credit reserve) is not recognized as an adjustment of yield, loss accrual, or valuation allowance. Subsequent increases in cash flows expected to be collected is recognized prospectively through adjustment of the yield over the remaining life of the security. Decreases in cash flows expected to be collected are recognized as impairments.

Derivative Financial Instruments and Hedging Activities

We apply the provisions of ASC 815, *Derivatives and Hedging*, which requires an entity to recognize all derivatives as either assets or liabilities in the balance sheets and to measure those instruments at fair value. The fair value adjustments of our current derivative instruments affect net income as the hedge for accounting purposes is being treated as an economic, or trading, hedge and not as a qualifying hedging instrument.

Derivatives are primarily used for hedging purposes rather than speculation. We rely on internal models corroborated by quotations from a third party to determine these fair values. If our hedging activities do not achieve their desired results, our reported earnings may be adversely affected.

Income Taxes

Our financial results are generally not expected to reflect provisions for current or deferred income taxes, except for those taxable benefits or provisions recognized by our taxable REIT subsidiary. We estimate, based on existence of sufficient evidence, the ability to realize the remainder of any deferred tax asset our TRSs recognize. Any adjustments to such estimates will be made in the period such determination is made. We plan to operate in a manner that will allow us to qualify for taxation as a REIT. As a result of our expected REIT qualification, we do not generally expect to pay U.S. federal corporate level taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the REIT requirements, we would be subject to U.S. federal, state and local income taxes.

Market Conditions and Outlook

The key macroeconomic factors that impact our business are home prices, interest rates and employment. Home price performance is important to our non-Agency portfolio. We are continuing to see signs of stabilization and some improvement in housing prices. According to CoreLogic, national home prices increased 7.5% as of January 1, 2013 on a rolling 12-month basis. More forecasts call for a continuation of home price appreciation in the next several years, albeit at a slower pace than 2012. Despite the improvement in housing prices, loan-to-values remain high and limit refinancing ability despite low rates and government policy programs. The low interest rate environment is expected to persist, influencing funding costs and prepayment speeds. Low federal funds target rate should benefit funding costs for the next few years. Current employment trends are improving, but unemployment levels remain stubbornly high. Next to loan-to-value ratios, employment is the most powerful determinant of a homeowner's ongoing likelihood to pay their mortgage

The 2012 fiscal year continued to produce a number of regulatory actions in an effort to stabilize economic conditions and increase liquidity in the financial markets. While not intended to be comprehensive, listed below are a few of the more notable regulatory and market events:

- The Federal Reserve continued actions to lower long-term interest rates. On June 20, 2012 Operation Twist was extended until the end of 2012. The policy, which began in October 2011, involved selling short-term U.S. Treasuries in exchange for the same amount of longer-term bonds intended to lower yields on longer-term bonds and push down interest rates for mortgages and similar borrowings. On September 13, 2012 the Federal Reserve announced plans to launch QE3, a policy that involves buying $40 billion in mortgage backed securities each month, the intent of which is to continue downward pressure on longer-term interest rates, support mortgage markets, and help to make broader financial conditions more accommodative. The Federal Reserve also indicated that it plans to keep short-term interest rates at "exceptionally low levels" until mid-2015.

- The FHFA's HARP 2.0 program continues until December 31, 2013, in an effort to attract more eligible borrowers who can benefit from refinancing their home mortgage. Key provisions of the program include eliminating certain risk-based fees for borrowers, removing the 125 percent loan-to-value (LTV) ceiling, waiving certain representations and warranties, and eliminating the need for new property appraisals where there is a reliable automated valuation model (AVM). The program's objective to provide an opportunity for responsible homeowners to refinance and encourage borrowers to continue paying on their loans will impact the prepayment speed on certain RMBS. We continue to anticipate that our portfolio prepayment protection characteristics will be largely isolated from this program.
- Senators Boxer and Menendez plan to reintroduce their refinance legislation, the Responsible Homeowner Refinancing Act, or HARP 3.0, in 2013. The bill seeks to expand eligibility under HARP by removing barriers to competition, guaranteeing equal access to streamlined refinancing for all GSE borrowers, eliminating up-front fees on refinances and appraisal costs for all borrowers, and further streamlining the application process. The bill extends HARP for an additional year.
- Government programs to provide homeowners with assistance in avoiding residential mortgage loan foreclosures continue to be in effect, including HAMP and other programs. These homeowner assistance programs may involve the modification of mortgage loans to reduce the principal amount of the loans (through forbearance and/or forgiveness) or the rate of interest payable on the loans, or may extend the payment terms of the loans. They may also allow for streamlined financing, thus increasing prepayments, or for a delay in foreclosures, thus potentially altering the timing and amount of cash flows to certain securities. In general, these homeowner assistance programs, as well as future legislative or regulatory actions, may affect the value of, and the returns on, our RMBS portfolio. To the extent that these programs are successful and fewer borrowers default on their mortgage obligations, the actual default rates realized on our non-Agency RMBS may be less than the default assumptions made by us at the purchase of such non-Agency RMBS. This could cause the realized yields on our non-Agency RMBS portfolio to be higher than expected at time of purchase. Conversely, if these programs lead to forced reductions in principal, certain RMBS could be affected and decrease in value.

The following table provides the weighted average CPR on our Agency RMBS throughout 2012:

	Three Months Ended			
Agency RMBS	**March 31, 2012**	**June 30, 2012**	**September 30, 2012**	**December 31, 2012**
Weighted Average CPR	5.6%	6.0%	6.0%	6.6%

We expect that fiscal year 2013 will continue to see regulatory developments in an effort to stabilize economic conditions and increase liquidity in the financial markets. The U.S. economy continues to be burdened by the European debt crisis, elevated unemployment numbers and a struggling housing market, which, despite signs of an approaching recovery, remains burdened with backlogs of homes in the foreclosure process. Meanwhile, mortgage servicers continue to evaluate the impacts of the proposed settlement with State Attorneys General over improper foreclosure practices and the adoption by several states of various legislation aimed at curtailing or modifying foreclosure processes. Events such as these may affect our portfolio.

We believe our blended Agency and non-Agency strategies and our investing expertise will allow us to better navigate the dynamic characteristics of the RMBS environment while GSE reform and any other future regulatory efforts take shape. Having a diversified portfolio allows us to mitigate risks, including the volatility and impacts generated by uncertainty in interest rates and changes in prepayments, home prices and homeowner default rates. As such, we are exploring new opportunities that capitalize on our prepayment and credit expertise, including prime nonconforming residential mortgage loans, credit sensitive loans and mortgage servicing rights.

We expect that the majority of our assets will remain in whole-pool Agency RMBS in light of the long-term attractiveness of the asset class and in order to continue to satisfy the requirements of our exemption from registration under the 1940 Act. Interest-only Agency securities also provide a complementary investment and risk-management strategy to our principal and interest Agency RMBS investments. Risk-adjusted returns in our Agency RMBS portfolio may decline if we are required to pay higher purchase premiums due to lower interest rates or additional liquidity in the market. Additionally, the Federal Reserve's open-ended program to purchase RMBS may impact the returns of our Agency RMBS portfolio.

The following table provides the carrying value of our RMBS portfolio by product type:

(dollars in thousands)	December 31, 2012		December 31, 2011	
Agency				
Fixed Rate	$ 10,823,674	77.5%	$ 4,821,479	75.3%
Hybrid ARMs	188,429	1.3%	231,678	3.6%
Total Agency	11,012,103	78.8%	5,053,157	78.9%
Agency Derivatives	301,264	2.2%	155,239	2.4%
Non-Agency				
Senior	2,132,272	15.3%	932,867	14.6%
Mezzanine	518,466	3.7%	262,633	4.1%
Interest-only securities	4,113	—%	595	—%
Total Non-Agency	2,654,851	19.0%	1,196,095	18.7%
Total	$ 13,968,218		$ 6,404,491	

Prepayment speeds and volatility due to interest rates

Our Agency RMBS portfolio is subject to inherent prepayment risk: generally, a decline in interest rates that leads to rising prepayment speeds will cause the market value of our interest-only securities to deteriorate, but will cause the market value of our fixed coupon Agency pools to increase. The inverse relationship occurs when interest rates increase and prepayments slow. We do not expect housing prices to fully stabilize in 2013 and this, combined with elevated unemployment rates and housing inventory, leads us to expect that there will not be a significant increase in prepayment speeds in 2013. However, given the low level of interest rates, the extension of HARP 2.0, and the revamped Home Affordable Refinance Program, prepayment speeds, particularly due to refinancings, have increased on many RMBS. These government actions, combined with other potential government programs, could also lead to a further increase in prepayment speeds in RMBS, which could lead to less attractive reinvestment opportunities. Nonetheless, we believe our portfolio approach, including our security selection process, is well positioned to respond to a variety of market scenarios, including an overall faster prepayment environment.

Although we are unable to predict the movement in interest rates in 2013 and beyond, our blended Agency and non-Agency portfolio strategy is intended to generate attractive yields with a low level of sensitivity to yield curve, prepayments and interest rate cycles.

Our portfolio includes Agency securities, which includes bonds with explicit prepayment protection, lower loan balances (securities collateralized by loans of less than $175,000 in principal), high loan-to-value (or LTV) ratios (securities collateralized by loans with greater or equal to 80% LTV predominantly comprised of Making Homeownership Affordable (or MHA) pools that consist of borrowers who have refinanced through HARP), home equity conversion mortgages (securities collateralized by reverse mortgages), low FICO scores (lower credit borrowers), and seasoned bonds reflecting less prepayment risk due to previously experienced high levels of refinancing. We believe these bond characteristics reduce the prepayment risk to the portfolio.

The following tables provide the carrying value of our Agency RMBS portfolio by vintage and prepayment protection:

	As of December 31, 2012				
	Agency RMBS AFS				
(dollars in thousands)	Fixed Rate	Hybrid ARMs	Agency Derivatives	Total Agency RMBS	
Lower loan balances	$ 3,982,762	$ —	$ —	$ 3,982,762	35%
High LTV (predominantly MHA)	2,904,683	—	—	2,904,683	26%
Home equity conversion mortgages	1,906,957	—	—	1,906,957	17%
Low FICO	781,855	—	—	781,855	7%
Seasoned (2005 and prior vintages)	345,412	129,940	207,869	683,221	6%
Pre-pay lock-out or penalty-based	541,495	13,502	—	554,997	5%
2006 and subsequent vintages	200,390	44,987	—	245,377	2%
2006 and subsequent vintages - discount	160,120	—	93,395	253,515	2%
Total	$ 10,823,674	$ 188,429	$ 301,264	$ 11,313,367	100%

	As of December 31, 2011				
	Agency RMBS AFS		Agency		
(dollars in thousands)	Fixed Rate	Hybrid ARMs	Derivatives	Total Agency RMBS	
Lower loan balances	$ 2,759,091	$ —	$ —	$ 2,759,091	53%
High LTV (predominantly MHA)	211,312	—	—	211,312	4%
Home equity conversion mortgages	939,738	—	—	939,738	18%
Seasoned (2005 and prior vintages)	346,624	146,826	108,957	602,407	12%
Pre-pay lock-out or penalty-based	266,456	34,826	—	301,282	6%
2006 and subsequent vintages	123,323	50,026	—	173,349	3%
2006 and subsequent vintages - discount	174,935	—	46,282	221,217	4%
Total	$ 4,821,479	$ 231,678	$ 155,239	$ 5,208,396	100%

We offset a portion of the Agency exposure to prepayment speeds through our non-Agency portfolio. Our non-Agency RMBS yields are expected to increase if prepayment rates on such assets exceed our prepayment assumptions. To the extent that prepayment speeds increase due to macroeconomic factors, we expect to benefit from the ability to recognize the income from the heavily discounted RMBS prices that principally arose from credit or payment default expectations.

The following tables provide discount information on our non-Agency RMBS portfolio:

	As of December 31, 2012			
(in thousands)	Principal and Interest Securities		Interest-Only	
	Senior	Mezzanine	Securities	Total
Face Value	$ 3,685,422	$ 753,084	$ 65,493	$ 4,503,999
Unamortized discount				
Designated credit reserve	(1,179,811)	(111,135)	—	(1,290,946)
Unamortized net discount	(718,101)	(216,459)	(61,930)	(996,490)
Amortized Cost	$ 1,787,510	$ 425,490	$ 3,563	$ 2,216,563

	As of December 31, 2011			
(in thousands)	Principal and Interest Securities		Interest-Only	
	Senior	Mezzanine	Securities	Total
Face Value	$ 2,104,161	$ 551,867	$ 11,901	$ 2,667,929
Unamortized discount				
Designated credit reserve	(663,890)	(118,716)	—	(782,606)
Unamortized net discount	(387,759)	(141,715)	(11,495)	(540,969)
Amortized Cost	$ 1,052,512	$ 291,436	$ 406	$ 1,344,354

Credit losses

Although our Agency portfolio is supported by U.S. Government agency and federally chartered corporation guarantees of payment of principal and interest, we are exposed to credit risk in our non-Agency RMBS portfolio. However, the credit support built into non-Agency RMBS deal structures is designed to provide a level of protection from potential credit losses for more senior tranches. In addition, the discounted purchase prices paid on our non-Agency RMBS assets provide additional insulation from credit losses in the event we receive less than 100% of par on such assets. We evaluate credit risk on our non-Agency investments through a comprehensive asset selection process, which is predominantly focused on quantifying and pricing credit risk. We evaluate credit risk on our non-Agency investments through a comprehensive asset selection process, which is predominantly focused on quantifying and pricing credit risk, including extensive initial modeling and scenario analysis. We review on an on-going basis our non-Agency RMBS based on a quantitative and qualitative analysis of the risk-adjusted returns on such investments and through on-going asset surveillance. At purchase, we estimate the portion of the discount we do not expect to recover and factor that into our expected yield and accretion methodology. We may also record an other-than-temporary impairment, or OTTI, for a portion of our investment in a security to the extent we believe that the amortized cost exceeds the present value of expected future cash flows. Nevertheless, unanticipated credit losses could occur, adversely impacting our operating results.

Counterparty exposure and leverage ratio

We monitor counterparty exposure in our broker, banking and lending counterparties on a daily basis. We believe our broker and banking counterparties are well capitalized organizations and we attempt to manage our cash balances across these organizations to reduce our exposure to a single counterparty.

We had entered into repurchase agreements with 23 counterparties as of December 31, 2012, 22 of which had outstanding balances at December 31, 2012. As of December 31, 2012, we had a total consolidated debt to equity ratio of 3.7 times. As of December 31, 2012, we had $821.1 million in cash and cash equivalents, approximately $39.9 million of unpledged Agency securities and derivatives and $535.2 million of unpledged non-Agency securities and an overall estimated unused borrowing capacity on our unpledged RMBS of approximately $337.9 million. If borrowing rates and collateral requirements change in the near term, we believe we are subject to less earnings volatility than a more levered organization.

Summary of Results of Operations and Financial Condition

Our reported GAAP net income attributable to common stockholders was $189.3 million ($0.64 per diluted weighted share) for the three months ended December 31, 2012 as compared to $51.4 million ($0.37 per diluted weighted share) for the three months ended December 31, 2011. Our reported GAAP net income attributable to common stockholders was $291.9 million ($1.20 per diluted weighted share) for the year ended December 31, 2012 as compared to $127.4 million ($1.29 per diluted weighted share) for the year ended December 31, 2011.

With our accounting treatment for AFS securities, unrealized fluctuations in the market values of securities do not impact our GAAP or taxable income but are recognized on our balance sheet as a change in stockholder's equity under "accumulated other comprehensive income (loss)." As a result of this fair value accounting through stockholder's equity, we expect our net income to have less significant fluctuations and result in less GAAP to taxable income timing differences, than if the portfolio were accounted as trading instruments. For the three months ended December 31, 2012 and 2011, net unrealized losses on available-for-sale securities recognized as other comprehensive loss were $3.9 million and $32.4 million, respectively, which resulted in comprehensive income of $185.4 million for the three months ended December 31, 2012 as compared to $19.0 million for the three months ended December 31, 2011. For the year ended December 31, 2012, net unrealized gains on available-for-sale securities recognized as other comprehensive income were $755.2 million and for the year ended December 31, 2011, net unrealized losses on available-for-sale securities recognized as other comprehensive loss were $81.3 million, which resulted in comprehensive income of $1.0 billion for the year ended December 31, 2012 as compared to $46.1 million for the year ended December 31, 2011.

On December 17, 2012, we declared a dividend of $0.55 per diluted share. Our GAAP book value per diluted common share was $11.54 at December 31, 2012, an increase from $9.03 book value per diluted common share at December 31, 2011.

The following tables present the components of our comprehensive income for the three and twelve months ended December 31, 2012 and 2011, and the twelve months ended December 31, 2010:

(in thousands, except share data)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Interest income:					
Available-for-sale securities	$ 135,466	$ 71,713	$ 448,620	$ 197,126	$ 39,844
Trading securities	1,295	1,376	4,873	4,159	170
Mortgage loans held-for-sale	247	2	609	2	—
Cash and cash equivalents	324	106	944	347	107
Total interest income	137,332	73,197	455,046	201,634	40,121
Interest expense	24,369	9,129	72,106	22,709	4,421
Net interest income	112,963	64,068	382,940	178,925	35,700
Other-than-temporary impairments:					
Total other-than temporary impairment losses	(1,642)	(1,437)	(10,952)	(5,102)	—
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—	—	—
Net other-than-temporary credit impairment losses	(1,642)	(1,437)	(10,952)	(5,102)	—
Other income:					
Gain on investment securities, net	108,219	360	122,466	36,520	6,127
(Loss) gain on interest rate swap and swaption agreements	(6,096)	1,411	(159,775)	(86,769)	(6,344)
(Loss) gain on other derivative instruments	(27,276)	(10,719)	(40,906)	26,755	7,156
Gain on mortgage loans	1,679	—	2,270	—	—
Total other (loss) income	76,526	(8,948)	(75,945)	(23,494)	6,939
Expenses:					
Management fees	9,886	5,178	33,168	14,241	2,989
Other operating expenses	6,255	3,156	17,678	9,673	4,578
Total expenses	16,141	8,334	50,846	23,914	7,567
Income from continuing operations before income taxes	171,706	45,349	245,197	126,415	35,072
Benefit from income taxes	(10,203)	(6,170)	(42,219)	(1,106)	(683)
Net income from continuing operations	181,909	51,519	287,416	127,521	35,755
Income (loss) from discontinued operations	7,391	(89)	4,490	(89)	—
Net income attributable to common stockholders	$ 189,300	$ 51,430	$ 291,906	$ 127,432	$ 35,755
Basic earnings (loss) per weighted average common share:					
Continuing operations	$ 0.62	$ 0.37	$ 1.19	$ 1.29	$ 1.60
Discontinued operations	0.02	—	0.02	—	—
Net income	$ 0.64	$ 0.37	$ 1.21	$ 1.29	$ 1.60
Diluted earnings (loss) per weighted average common share:					
Continuing operations	$ 0.61	$ 0.37	$ 1.18	$ 1.29	$ 1.60
Discontinued operations	0.03	—	0.02	—	—
Net income	$ 0.64	$ 0.37	$ 1.20	$ 1.29	$ 1.60
Dividends declared per common share	$ 0.55	$ 0.40	$ 1.71	$ 1.60	$ 1.48
Weighted average number of shares of common stock:					
Basic	295,492,372	140,592,941	242,014,751	98,826,868	22,381,683
Diluted	296,229,245	140,592,941	242,432,156	98,826,868	22,381,683

(in thousands)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Comprehensive income:					
Net income	$ 189,300	$ 51,430	$ 291,906	$ 127,432	$ 35,755
Other comprehensive income (loss):					
Unrealized gain (loss) on available-for-sale securities, net	(3,938)	(32,391)	755,174	(81,335)	23,569
Other comprehensive income (loss)	(3,938)	(32,391)	755,174	(81,335)	23,569
Comprehensive income	$ 185,362	$ 19,039	$ 1,047,080	$ 46,097	$ 59,324

Results of Operations

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following analysis focuses on the results generated during the three and twelve months ended December 31, 2012 and 2011.

Interest Income and Average Portfolio Yield

For the three and twelve months ended December 31, 2012, we recognized $135.5 million and $448.6 million, respectively, of interest income from our Agency and non-Agency RMBS AFS portfolio. Our RMBS AFS portfolio's average amortized cost of securities was approximately $13.8 billion and $10.7 billion for the three and twelve months ended December 31, 2012, resulting in an annualized net yield of approximately 3.9% and 4.2%, respectively. For the three and twelve months ended December 31, 2011, we recognized $71.7 million and $197.1 million, respectively, of interest income from our Agency and non-Agency RMBS AFS portfolio. Our RMBS AFS portfolio's average amortized cost of securities was approximately $6.4 billion and $4.1 billion for the three and twelve months ended December 31, 2011, resulting in an annualized net yield of approximately 4.5% and 4.8%, respectively.

For the three and twelve months ended December 31, 2012, we recognized $43.9 million and $137.5 million, respectively, of net premium amortization on our Agency RMBS AFS, including our interest-only securities. This resulted in an overall net asset yield of approximately 2.9% for both periods, excluding inverse interest-only securities which are accounted for as derivatives. For the three and twelve months ended December 31, 2012, we recognized $37.3 million and $136.5 million of accretion income from the discounts on our non-Agency portfolio resulting in an overall net yield of approximately 9.5% and 9.6%, respectively. For the three and twelve months ended December 31, 2011, we recognized $22.0 million and $54.2 million, respectively, of net premium amortization on our Agency RMBS AFS, including our interest-only securities. This resulted in an overall net asset yield of approximately 3.1% and 3.5%, excluding inverse interest-only securities which are accounted for as derivatives. For the three and twelve months ended December 31, 2011, we recognized $22.2 million and $54.5 million of accretion income from the discounts on our non-Agency portfolio resulting in an overall net yield of approximately 9.7% and 9.6%, respectively. The decrease in gross and net yields across comparative periods is due primarily to the deployment of new capital in both Agency and non-Agency RMBS AFS with lower loss adjusted yields.

The following tables present the components of the net yield earned by investment type on our RMBS AFS portfolio as a percentage of our average amortized cost of securities (ratios for the periods have been annualized):

	Three Months Ended December 31, 2012			Year Ended December 31, 2012		
	Agency	Non-Agency	Consolidated	Agency	Non-Agency	Consolidated
Gross Yield/Stated Coupon	4.4 %	2.7%	4.1 %	4.5 %	2.7%	4.2%
Net (Premium Amortization)/ Discount Accretion	(1.5)%	6.8%	(0.2)%	(1.6)%	6.9%	—%
Net Yield [1]	2.9 %	9.5%	3.9 %	2.9 %	9.6%	4.2%

	Three Months Ended December 31, 2011			Year Ended December 31, 2011		
	Agency	Non-Agency	Consolidated	Agency	Non-Agency	Consolidated
Gross Yield/Stated Coupon	4.8 %	3.1%	4.5%	5.1 %	3.3%	4.7%
Net (Premium Amortization)/ Discount Accretion	(1.7)%	6.6%	—%	(1.6)%	6.3%	0.1%
Net Yield [(1)]	3.1 %	9.7%	4.5%	3.5 %	9.6%	4.8%

(1) These yields have not been adjusted for cost of delay and cost to carry purchase premiums.

The following tables provide the components of interest income and net asset yield by investment type on our RMBS AFS portfolio:

	Three Months Ended December 31, 2012			Year Ended December 31, 2012		
(dollars in thousands)	Agency	Non-Agency	Total	Agency	Non-Agency	Total
Average amortized cost	$ 11,601,486	$ 2,192,618	$ 13,794,104	$ 8,755,751	$ 1,992,499	$ 10,748,250
Coupon interest	127,275	14,760	142,035	395,005	54,618	449,623
Net (premium amortization)/ discount accretion	(43,872)	37,303	(6,569)	(137,484)	136,481	(1,003)
Interest income	$ 83,403	$ 52,063	$ 135,466	$ 257,521	$ 191,099	$ 448,620
Net asset yield	2.9%	9.5%	3.9%	2.9%	9.6%	4.2%

	Three Months Ended December 31, 2011			Year Ended December 31, 2011		
(dollars in thousands)	Agency	Non-Agency	Total	Agency	Non-Agency	Total
Average amortized cost	$ 5,059,954	$ 1,342,324	$ 6,402,278	$ 3,279,855	$ 866,279	$ 4,146,134
Coupon interest	61,025	10,510	71,535	168,422	28,469	196,891
Net (premium amortization)/ discount accretion	(21,983)	22,161	178	(54,231)	54,466	235
Interest income	$ 39,042	$ 32,671	$ 71,713	$ 114,191	$ 82,935	$ 197,126
Net asset yield	3.1%	9.7%	4.5%	3.5%	9.6%	4.8%

For the three and twelve months ended December 31, 2012, we recognized $1.3 million and $4.9 million of interest income, respectively, associated with our trading U.S. Treasuries, or approximately 0.5% annualized net yield on average amortized cost for both periods. For the three and twelve months ended December 31, 2011, we recognized $1.4 million and $4.2 million of interest income, respectively, associated with our trading U.S. Treasuries, or approximately 0.4% and 0.5% annualized net yield on average amortized cost.

Interest Expense and the Cost of Funds

For the three and twelve months ended December 31, 2012, we recognized $22.8 million and $67.2 million, respectively, in interest expense on our borrowed funds collateralized by RMBS AFS. For the same three and twelve month periods, our average outstanding balance under repurchase agreements to fund RMBS AFS was approximately $12.5 billion and $9.5 billion, respectively, an increase from fourth quarter 2011 due to our increased capital base. The average cost of funds, excluding interest spread expense associated with interest rate swaps, for the three and twelve months ended December 31, 2012 was 0.7% for both periods. For the three and twelve months ended December 31, 2011, we recognized $8.5 million and $21.2 million, respectively, in interest expense on our borrowed funds collateralized by RMBS AFS. For the same three and twelve month periods, our average outstanding balance under repurchase agreements to fund RMBS AFS was approximately $5.6 billion and $3.6 billion, respectively, resulting in an average cost of funds on our RMBS AFS, excluding interest spread expense associated with interest rate swaps, of 0.6% for both periods.

For the three and twelve months ended December 31, 2012, we recognized $1.4 million and $4.6 million, respectively, of interest expense associated with the financing of our U.S. Treasuries and Agency inverse interest-only derivatives, or an average cost of funds of approximately 0.5% and 0.4%. The additional funds borrowed during the year ended December 31,

2012 resulted in a total consolidated debt-to-equity ratio of 3.7:1.0. For the three and twelve months ended December 31, 2011, we recognized $0.6 million and $1.5 million, respectively, of interest expense associated with the financing of our U.S. Treasuries and Agency inverse interest-only derivatives, or an average cost of funds of approximately 0.2% for both periods. The additional funds borrowed during the year ended December 31, 2011 resulted in a total consolidated debt-to-equity ratio of 5.2:1.0.

Net Interest Income

For the three and twelve months ended December 31, 2012, net interest income on our RMBS AFS portfolio was $112.7 million and $381.4 million, respectively, resulting in a net interest spread of approximately 3.2% and 3.5%, respectively. For the three and twelve months ended December 31, 2011, net interest income on our RMBS AFS portfolio was $63.2 million and $175.9 million, respectively, resulting in a net interest spread of approximately 3.9% and 4.2%, respectively. The decrease in net interest spread across comparative periods is due primarily to the deployment of new capital in both Agency and non-Agency RMBS AFS with lower loss adjusted yields and tighter spreads.

The following tables provide the interest income and expense incurred in the three and twelve months ended December 31, 2012 and 2011:

	Three Months Ended December 31, 2012			Year Ended December 31, 2012		
(dollars in thousands)	**Agency[(1)]**	**Non-Agency**	**Total**	**Agency[(1)]**	**Non-Agency**	**Total**
Average available-for-sale securities held [(2)]	$ 11,601,486	$ 2,192,618	$ 13,794,104	$ 8,755,751	$ 1,992,499	$ 10,748,250
Total interest income	$ 83,403	$ 52,063	$ 135,466	$ 257,521	$ 191,099	$ 448,620
Yield on average investment securities	2.9%	9.5%	3.9%	2.9%	9.6%	4.2%
Average balance of repurchase agreements	$ 11,314,694	$ 1,155,713	$ 12,470,407	$ 8,481,173	$ 1,038,720	$ 9,519,893
Total interest expense [(3)(4)]	$ 15,299	$ 7,493	$ 22,792	$ 41,766	$ 25,478	$ 67,244
Average cost of funds [(4)]	0.5%	2.6%	0.7%	0.5%	2.5%	0.7%
Net interest income	$ 68,104	$ 44,570	$ 112,674	$ 215,755	$ 165,621	$ 381,376
Net interest rate spread	2.4%	6.9%	3.2%	2.4%	7.1%	3.5%

	Three Months Ended December 31, 2011			Year Ended December 31, 2011		
(dollars in thousands)	**Agency[(1)]**	**Non-Agency**	**Total**	**Agency[(1)]**	**Non-Agency**	**Total**
Average available-for-sale securities held [(2)]	$ 5,059,954	$ 1,342,324	$ 6,402,278	$ 3,279,855	$ 866,279	$ 4,146,134
Total interest income	$ 39,042	$ 32,671	$ 71,713	$ 114,191	$ 82,935	$ 197,126
Yield on average investment securities	3.1%	9.7%	4.5%	3.5%	9.6%	4.8%
Average balance of repurchase agreements	$ 4,831,054	$ 746,229	$ 5,577,283	$ 3,138,789	$ 499,619	$ 3,638,408
Total interest expense [(3)(4)]	$ 4,402	$ 4,133	$ 8,535	$ 10,691	$ 10,529	$ 21,220
Average cost of funds [(4)]	0.4%	2.2%	0.6%	0.3%	2.1%	0.6%
Net interest income	$ 34,640	$ 28,538	$ 63,178	$ 103,500	$ 72,406	$ 175,906
Net interest rate spread	2.7%	7.5%	3.9%	3.2%	7.5%	4.2%

(1) Excludes inverse interest-only securities which are classified as derivatives under U.S. GAAP. For the three and twelve months ended December 31, 2012, our average annualized yield on our Agency RMBS, including inverse interest-only securities, was 2.9% and 3.1%, respectively, compared to 3.5% and 4.1% for the same periods in 2011.

(2) Excludes change in realized and unrealized gains/(losses).

(3) Cost of funds by investment type is based on the underlying investment type of the RMBS AFS assigned as collateral.

(4) Cost of funds does not include the accrual and settlement of interest associated with interest rate swaps. In accordance with GAAP, those costs are included in loss on interest rate swap and swaption agreements in the consolidated statements of comprehensive income. For the three and twelve months ended December 31, 2012, our average cost of funds, including interest spread expense associated with interest rate swaps and including inverse interest-only securities (see footnote 1 above), was 1.1% and 1.1%, respectively, compared to 1.0% and 1.1% for the same periods in 2011.

Other-Than-Temporary Impairments

We review each of our securities on a quarterly basis to determine if an OTTI charge is necessary. For the three and twelve months ended December 31, 2012, we recognized $1.6 million and $11.0 million of OTTI losses, respectively, compared to $1.4 million and $5.1 million for the three and twelve months ended December 31, 2011. The increase in OTTI during the three and twelve months ended December 31, 2012 compared to the same periods in 2011 was generally driven by the $1.5 billion increase in non-Agency holdings from December 31, 2011 to December 31, 2012. For further information about evaluating AFS securities for other-than-temporary impairments, refer to Note 4 - *Available-for-Sale Securities, at Fair Value* of the notes to the consolidated financial statements.

Gain on Investment Securities, Net

During the three and twelve months ended December 31, 2012, we sold AFS securities for $3.2 billion and $3.4 billion with an amortized cost of $3.1 billion and $3.3 billion, for a net realized gain of $103.1 million and $112.9 million, respectively. We also sold U.S. Treasuries for $1.0 billion with an amortized cost of $1.0 billion, for a net realized gain of $1.7 million for the year ended December 31, 2012. During the three and twelve months ended December 31, 2011, we sold AFS securities for $42.4 million and $1.0 billion with an amortized cost of $41.9 million and $1.0 billion, for a net realized gain of $0.5 million and $29.7 million, respectively. We also sold U.S. Treasuries for $522.8 million and $1.2 billion with an amortized cost of $520.5 million and $1.2 billion, for net realized gains of $2.3 million and $3.3 million, respectively, for the three and twelve months ended December 31, 2011. We do not expect to sell assets on a frequent basis, but may sell assets to reallocate capital into new assets that our management believes have higher risk-adjusted returns.

For the three and twelve months ended December 31, 2012, trading securities experienced unrealized losses of $0.7 million and unrealized gains of $2.0 million, respectively. For the three and twelve months ended December 31, 2011, trading securities experienced unrealized losses of $2.5 million and unrealized gains of $3.5 million, respectively.

Also included in gain on investment securities, net for the three and twelve months ended December 31, 2012 are unrealized gains of $5.9 million experienced on Silver Bay common stock.

(Loss) Gain on Interest Rate Swap and Swaption Agreements

For the three and twelve months ended December 31, 2012, we recognized $15.4 million and $38.4 million, respectively, of expenses for the accrual and/or settlement of the net interest expense associated with our interest rate swaps. The expenses result from generally paying a fixed interest rate on an average $13.7 billion and $9.9 billion notional, respectively, to hedge a portion of our interest rate risk on our short-term repurchase agreements, funding costs, and macro-financing risk and generally receiving LIBOR interest. For the three and twelve months ended December 31, 2011, we recognized $6.3 million and $24.9 million, respectively, of expenses for the accrual and/or settlement of the net interest expense associated with our interest rate swaps. The expenses result from generally paying a fixed interest rate on an average $5.7 billion and $3.7 billion notional, respectively, to hedge a portion of our interest rate risk on our short-term repurchase agreements, funding costs, and macro-financing risk and generally receiving LIBOR interest.

During the three and twelve months ended December 31, 2012, we terminated, had agreements mature or had options expire on 4 and 26 interest rate swap and swaption positions of $0.7 billion notional and $4.5 billion notional, respectively. Upon settlement of the early terminations and option expirations, we paid $0.1 million and $1.6 million in full settlement of our net interest spread liability and recognized $3.5 million and $29.6 million in realized losses on the swaps and swaptions, respectively, including early termination penalties. During the three and twelve months ended December 31, 2011, we terminated or had options expire on 3 and 32 interest rate swap and swaption positions of $0.7 billion notional and $3.2 billion notional, respectively. Upon settlement of the early terminations and option expirations, we paid $0.9 million and $6.0 million in full settlement of our net interest spread liability and recognized $1.1 million in realized gains and $17.0 million in realized losses on the swaps and swaptions, respectively, including early termination penalties. We elected to terminate certain swaps to reduce our cost of financing and align with our investment portfolio.

Also included in our financial results for the three and twelve months ended December 31, 2012 was the recognition of a change in unrealized valuation gains of $12.8 million and losses of $91.7 million, respectively, on our interest rate swap and swaption agreements that were accounted as trading instruments. For the three and twelve months ended December 31, 2011, we recognized changes in unrealized valuation gains of $6.6 million and losses of $44.9 million, respectively, on our interest rate swap and swaption agreements that were accounted as trading instruments. The overall decline in the swap rate curve during the year ended December 31, 2012 resulted in unfavorable market value movement over the twelve month period. Since these swaps and swaptions are used for purposes of hedging our interest rate exposure, their unrealized valuation losses are generally offset by unrealized gains in our Agency RMBS AFS portfolio, which are recorded directly to stockholders' equity through other comprehensive income.

The following table provides the net interest spread and gains and losses associated with our interest rate swap and swaption positions:

(in thousands)	Three Months Ended December 31,		Year Ended December 31,	
	2012	2011	2012	2011
Net interest spread	$ (15,359)	$ (6,251)	$ (38,448)	$ (24,883)
Early termination and option expiration (losses) gains	(3,495)	1,104	(29,579)	(16,970)
Change in unrealized gain (loss) on interest rate swap and swaption agreements, at fair value	12,758	6,558	(91,748)	(44,916)
(Loss) gain on interest rate swap and swaption agreements	$ (6,096)	$ 1,411	$ (159,775)	$ (86,769)

(Loss) Gain on Other Derivative Instruments

Included in our financial results for the three and twelve months ended December 31, 2012 was the recognition of $27.3 million and $40.9 million of losses, respectively, on other derivative instruments we hold for purposes of both hedging and non-hedging activities, principally credit default swaps, TBAs and inverse interest-only securities. Included within these three and twelve months ended December 31, 2012 results, we recognized $4.0 million and $26.0 million of interest income, net of accretion on inverse interest-only securities on an average amortized cost basis of $296.1 million and $257.6 million, respectively. The remainder represented realized and unrealized net gains (losses) on other derivative instruments. As these derivative instruments are considered trading instruments, our financial results include both realized and unrealized gains (losses) associated with these instruments.

For the three and twelve months ended December 31, 2011, we recognized $10.7 million of losses and $26.8 million of gains, respectively, on other derivative instruments we hold for purposes of both hedging and non-hedging activities, principally credit default swaps, TBAs and inverse interest-only securities. Included within these three and twelve months ended December 31, 2011 results, we recognized $6.8 million and $24.2 million of interest income, net of accretion on inverse interest-only securities on an average amortized cost basis of $156.8 million and $119.5 million, respectively. The remainder represented realized and unrealized net gains (losses) on other derivative instruments.

Gain on Mortgage Loans

For the three and twelve months ended December 31, 2012, we recorded a gain on mortgage loans of $1.7 million and $2.3 million, respectively. Included within these three and twelve months ended December 31, 2012 results, we recognized $113,632 and $98,882 of losses on mortgage loans held-for-sale and $1.8 million and $2.4 million of gains on commitments to purchase and/or sell mortgage loans held-for-sale. We did not recognize any gains or losses on mortgage loans for the three and twelve months ended December 31, 2011.

Management Fees

We incurred management fees of $9.9 million and $33.2 million, respectively, for the three and twelve months ended December 31, 2012, and $5.2 million and $14.2 million, respectively, for the three and twelve months ended December 31, 2011, which are payable to PRCM Advisers, our external manager, under our management agreement. The management fee is calculated based on our stockholders' equity with certain adjustments outlined in the management agreement.

Other Operating Expenses

For the three and twelve months ended December 31, 2012, we recognized $6.3 million and $17.7 million, respectively, of other operating expenses, which represents an annualized expense ratio of 0.7% and 0.9% of average equity, compared to $3.2 million and $9.7 million of expenses, which represents an annualized expense ratio of 1.0% and 1.0% of average equity, for the same periods in 2011. The favorable decrease of our operating expense ratio resulted primarily from the additional capital raised upon completion of our public common stock offerings. See Note 15 - *Stockholders' Equity* of the notes to the consolidated financial statements.

Included in other operating expenses are direct and allocated costs incurred by PRCM Advisers on our behalf and reimbursed by us. For the three and twelve months ended December 31, 2012, these direct and allocated costs totaled approximately $3.9 million and $11.8 million compared to $3.0 million and $8.1 million of costs for the same periods in 2011. Included in these reimbursed costs was compensation paid to our executive officers, including our principal financial officer and general counsel of $0.5 million and $0.8 million for the three and twelve months ended December 31, 2012 and $40,197 and $0.2 million for the three and twelve months ended December 31, 2011. The allocation of compensation paid to our principal financial officer and general counsel is based on time spent overseeing our company's activities in accordance with the management agreement.

During the year ended December 31, 2012, we established an accounts payable function and direct relationships with the majority of our third party vendors. We will continue to have certain costs allocated to us by PRCM Advisers for compensation, data services and proprietary technology, but most direct expenses with third party vendors will be paid directly by us.

Income Taxes

For the three and twelve months ended December 31, 2012, we recognized $10.2 million and $42.2 million, in income tax benefit related to both current and deferred income tax provisions in our TRSs. Our effective tax rate for the three and twelve months ended December 31, 2012 was a negative 5.7% and 17.0%, respectively. For the three and twelve months ended December 31, 2012, we recognized $0.8 million and $6.0 million of deferred tax benefit related to unrealized losses on derivative instruments, and $0.3 million of deferred tax benefit and $0.9 million of deferred tax expense related to unrealized gains and losses on U.S. Treasuries. We also recognized $9.4 million and $32.5 million of deferred tax benefit for the three and twelve months ended December 31, 2012 related to net operating loss and capital loss carryforwards. For the three and twelve months ended December 31, 2012, we recognized current federal tax expense of $0.3 million and benefit of $4.6 million, respectively, due to a change in the projected taxable loss for the 2012 tax year and the projected tax refund from capital loss carrybacks to prior tax years.

For the three and twelve months ended December 31, 2011, we recognized $6.2 million and $1.1 million in income tax benefit related to both current and deferred income tax provisions in our TRSs. Our effective tax rate for the three and twelve months ended December 31, 2011 was a negative 13.6% and 0.9%, respectively. For the three and twelve months ended December 31, 2011, we recognized $9.1 million and $7.0 million of deferred tax benefit related to unrealized losses on derivative instruments, and $0.8 million of deferred tax benefit and $1.2 million of deferred tax expense related to unrealized gains and losses on U.S. Treasuries. For the three and twelve months ended December 31, 2011, we recognized current federal tax expense of $3.7 million and $4.7 million due to realized net gains on derivative instruments and U.S. Treasuries.

We currently intend to distribute 100% of our REIT taxable income and comply with all requirements to continue to qualify as a REIT, and therefore we have not recognized any further federal or state tax provisions.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Interest Income and Average Portfolio Yield

For the years ended December 31, 2011 and 2010, we recognized $197.1 million and $39.4 million, respectively, of interest income from our Agency and non-Agency RMBS AFS portfolio. Our RMBS AFS portfolio's average amortized cost of securities was approximately $4.1 billion and $0.7 billion for the years ended December 31, 2011 and 2010, resulting in an annualized net yield of approximately 4.8% and 5.3%, respectively.

For the years ended December 31, 2011 and 2010, we recognized $54.2 million and $13.3 million, respectively, of net premium amortization on our Agency RMBS AFS, including our interest-only securities. This resulted in an overall net asset yield of approximately 3.5% and 3.4%, respectively, on our Agency RMBS AFS for these periods. For the years ended December 31, 2011 and 2010, we recognized $54.5 million and $10.9 million of accretion income from the discounts on our non-Agency portfolio resulting in an overall net yield of approximately 9.6% and 10.9%, respectively. The decrease in gross and net yield for the non-Agency portfolio across comparative periods is due primarily to the deployment of new capital in non-Agency RMBS with lower loss adjusted yields.

The following table presents the components of the net yield earned by investment type on our RMBS AFS portfolio as a percentage of our average amortized cost of securities:

	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Agency	Non-Agency	Consolidated	Agency	Non-Agency	Consolidated
Gross Yield/Stated Coupon	5.1 %	3.3%	4.7%	5.8 %	5.1%	5.6 %
Net (Premium Amortization)/ Discount Accretion	(1.6)%	6.3%	0.1%	(2.4)%	5.8%	(0.3)%
Net Yield [(1)]	3.5 %	9.6%	4.8%	3.4 %	10.9%	5.3 %

(1) These yields have not been adjusted for cost of delay and cost to carry purchase premiums.

The following table provides the components of interest income and net asset yield by investment type on our RMBS AFS portfolio:

(dollars in thousands)	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Agency	Non-Agency	Total	Agency	Non-Agency	Total
Average amortized cost	$ 3,279,855	$ 866,279	$ 4,146,134	$ 557,755	$ 187,091	$ 744,846
Coupon interest	168,422	28,469	196,891	32,368	9,498	41,866
Net (premium amortization)/ discount accretion	(54,231)	54,466	235	(13,305)	10,850	(2,455)
Interest income	$ 114,191	$ 82,935	$ 197,126	$ 19,063	$ 20,348	$ 39,411
Net asset yield	3.5%	9.6%	4.8%	3.4%	10.9%	5.3%

For the year ended December 31, 2011, we recognized $4.2 million of interest income associated with our trading U.S. Treasuries, or approximately 0.5% net yield on average amortized cost. For the first six months of 2010, we classified all U.S. Treasuries as available-for-sale, or AFS, securities. During the third quarter of 2010 however, we began to classify U.S. Treasuries as trading securities due to their short-term investment objectives. As a result, for the year ended December 31, 2010, we recognized $0.4 million of interest income associated with our AFS U.S. Treasuries, or approximately 0.9% net yield on average amortized cost, and $0.2 million of interest income associated with our trading U.S. Treasuries.

Interest Expense and the Cost of Funds

For the years ended December 31, 2011 and 2010, we recognized $21.2 million and $4.1 million, respectively, in interest expense on our borrowed funds collateralized by RMBS AFS. For the same periods, our average outstanding balance under repurchase agreements to fund RMBS AFS was approximately $3.6 billion and $0.6 billion, respectively. The increase in 2011 was due to our offering proceeds and the allocation of additional capital to leverage our Agency RMBS AFS portfolio. The average cost of funds for the years ended December 31, 2011 and 2010 was 0.6% for both periods.

For the years ended December 31, 2011 and 2010, we recognized $1.5 million and $0.3 million, respectively, of interest expense associated with the financing of our U.S. Treasuries and Agency inverse interest-only derivatives, or an average cost of funds of approximately 0.2% and 0.3%, respectively. The additional funds borrowed during the year ended December 31, 2011 resulted in an overall debt-to-equity ratio of 5.2:1.0, largely driven by the borrowings to fund the U.S. Treasuries and the increased capital allocation to Agency RMBS AFS.

Net Interest Income

For the years ended December 31, 2011 and 2010, net interest income on our RMBS AFS portfolio was $175.9 million and $35.3 million, respectively, resulting in a net interest spread of approximately 4.2% and 4.7%.

The following table provides the interest income and expense incurred in the years ended December 31, 2011 and 2010:

(dollars in thousands)	Year Ended December 31, 2011			Year Ended December 31, 2010		
	Agency[1]	Non-Agency	Total	Agency[1]	Non-Agency	Total
Average available-for-sale securities held [2]	$ 3,279,855	$ 866,279	$ 4,146,134	$ 557,755	$ 187,091	$ 744,846
Total interest income	$ 114,191	$ 82,935	$ 197,126	$ 19,063	$ 20,348	$ 39,411
Yield on average investment securities	3.5%	9.6%	4.8%	3.4%	10.9%	5.3%
Average balance of repurchase agreements	$ 3,138,789	$ 499,619	$ 3,638,408	$ 540,882	$ 100,961	$ 641,843
Total interest expense [3][4]	$ 10,691	$ 10,529	$ 21,220	$ 2,115	$ 1,952	$ 4,067
Average cost of funds [4]	0.3%	2.1%	0.6%	0.4%	1.9%	0.6%
Net interest income	$ 103,500	$ 72,406	$ 175,906	$ 16,948	$ 18,396	$ 35,344
Net interest rate spread	3.2%	7.5%	4.2%	3.0%	9.0%	4.7%

(1) Excludes inverse interest-only securities which are classified as derivatives under U.S. GAAP. For the years ended December 31, 2011 and 2010, our average annualized yield on our Agency RMBS, including inverse interest-only securities, was 4.1% and 3.9%, respectively.

(2) Excludes change in realized and unrealized gains/(losses).

(3) Cost of funds by investment type is based on the underlying investment type of the RMBS AFS assigned as collateral.

(4) Cost of funds does not include the accrual and settlement of interest associated with interest rate swaps. In accordance with GAAP, those costs are included in loss on interest rate swap and swaption agreements in the consolidated statements of comprehensive income. For the years ended December 31, 2011 and 2010, our average cost of funds, including interest spread expense associated with interest rate swaps and including inverse interest-only securities (see footnote 1 above), was 1.1% and 1.2%, respectively.

Other-Than-Temporary Impairments

We review each of our securities on a quarterly basis to determine if an OTTI charge is necessary. For the year ended December 31, 2011, we recognized $5.1 million of OTTI losses, while we did not recognize any losses in the year ended December 31, 2010. For further information about evaluating AFS securities for other-than-temporary impairments, refer to Note 4 - *Available-for-Sale Securities, at Fair Value* of the Notes to the Condensed Consolidated Financial Statements.

Gain on Investment Securities, Net

During the year ended December 31, 2011, we sold AFS and trading securities for $2.3 billion with an amortized cost of $2.2 billion, for a net realized gain of $33.0 million, which included sales of U.S. Treasuries with an amortized cost of $1.2 billion. During the year ended December 31, 2010, we sold AFS and trading securities for $474.0 million with an amortized cost of $467.4 million, for a net realized gain of $6.6 million, which included sales of U.S. Treasuries with an amortized cost of $295.8 million. We do not expect to sell assets on a frequent basis, but may sell assets to reallocate capital into new assets that our management believes have higher risk-adjusted returns.

During the year ended December 31, 2011, we recognized unrealized gains on our U.S. Treasury trading securities held as of December 31, 2011 of $3.5 million. During the year ended December 31, 2010, we recognized unrealized losses on our U.S. Treasury trading securities held as of December 31, 2010 of $0.5 million.

(Loss) Gain on Interest Rate Swap and Swaption Agreements

For the years ended December 31, 2011 and 2010 we recognized $24.9 million and $3.3 million, respectively, of expenses for the accrual and/or settlement of the net interest expense associated with our interest rate swaps. The expenses result from generally paying a fixed interest rate on an average $3.7 billion and $0.4 billion notional, respectively, to hedge a portion of our interest rate risk on our short-term repurchase agreements, funding costs, and macro-financing risk and generally receiving LIBOR interest.

During the years ended December 31, 2011 and 2010, we terminated or had options expire on 32 and 3 notional interest rate swap and swaption positions of $3.2 billion and $0.3 billion, respectively. Upon settlement of the early terminations and option expirations, we paid $6.0 million and $1.3 million, in 2011 and 2010 respectively, in full settlement of our net interest spread liability and recognized $17.0 million and $4.4 million in realized losses on the swaps and swaptions in 2011 and 2010, respectively, including early termination penalties. We elected to terminate the swaps to reduce our cost of financing and align with our investment portfolio.

Also included in our financial results for the years ended December 31, 2011 and 2010 was the recognition of a change in unrealized valuation losses of $44.9 million and unrealized valuation gains of $1.4 million, respectively, on our interest rate swap and swaption agreements that were accounted as trading instruments. The overall decrease in the swap rate curve during the year ended December 31, 2011 resulted in unfavorable market value movement over the twelve month period. Since these swaps and swaptions are used for purposes of hedging our interest rate exposure, their unrealized valuation losses are generally offset by unrealized gains in our Agency RMBS AFS portfolio, which are recorded directly to stockholders' equity through other comprehensive income.

The following table provides the net interest spread and gains and losses associated with our interest rate swap and swaption positions:

(in thousands)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net interest spread	$ (24,883)	$ (3,323)
Early termination and option expiration losses	(16,970)	(4,446)
Change in unrealized (loss) gain on interest rate swap and swaption agreements, at fair value	(44,916)	1,425
Loss on interest rate swap and swaption agreements	$ (86,769)	$ (6,344)

(Loss) Gain on Other Derivative Instruments

Included in our financial results for the years ended December 31, 2011 and 2010 was the recognition of $26.8 million and $7.2 million, respectively, of gains on other derivative instruments we hold for purposes of both hedging and non-hedging activities, principally credit default swaps, TBAs and inverse interest-only securities. Included within these year ended December 31, 2011 and 2010 results, we recognized $24.2 million and $3.4 million of interest income, net of accretion on inverse interest-only securities on an average amortized cost basis of $119.5 million and $16.9 million, respectively. The remainder represented realized and unrealized net gains on other derivative instruments. As these derivative instruments are considered trading instruments, the financial results include both realized and unrealized gains (losses) associated with these instruments.

Management Fees

We incurred management fees of $14.2 million and $3.0 million for the years ended December 31, 2011 and 2010, which are payable to PRCM Advisers under our management agreement. The management fee is calculated based on our stockholders' equity.

Other Operating Expenses

For the years ended December 31, 2011 and 2010, we recognized $9.7 million and $4.6 million, respectively, of other operating expenses, which represent an annualized expense ratio of 1.0% and 2.2% of average equity for the respective periods. The favorable decrease of our operating expense ratio during 2011 resulted primarily from the additional capital raised upon completion of our secondary common stock offerings. See Note 15 - *Stockholders' Equity* of the Notes to the Consolidated Financial Statements.

Included in other operating expenses are direct and allocated costs incurred by PRCM Advisers on our behalf and reimbursed by us. For the years ended December 31, 2011 and 2010, these direct and allocated costs totaled approximately $8.1 million and $5.5 million, respectively. Included in these reimbursed costs was compensation paid to our executive officers, including our principal financial officer and general counsel of $0.2 million for the year ended December 31, 2011 and $0.2 million for the year ended December 31, 2010. The allocation of compensation paid to our principal financial officer and general counsel is based on time spent overseeing our company's activities in accordance with the management agreement.

Income Taxes

For the years ended December 31, 2011 and 2010, we recognized $1.1 million and $0.7 million, respectively, in income tax benefits related to both current and deferred income tax provisions in our TRSs. Our effective tax rates for the years ended December 31, 2011 and 2010 were negative 0.9% and 2.0%, respectively.

For the years ended December 31, 2011 and 2010, we recognized $7.0 million and $0.5 million, respectively, of deferred tax benefits related to unrealized losses on derivative instruments. For the year ended December 31, 2011 we recognized $1.2 million of deferred tax expense related to unrealized gains on U.S. Treasuries. For the year ended December 31, 2010 we recognized $0.1 million of deferred tax benefit related to unrealized gains on U.S. Treasuries.

For the year ended December 31, 2011, we recognized current federal tax expense of $4.7 million due to realized net gains on derivative instruments and U.S. Treasuries. For the year ended December 31, 2010, we recognized a current federal tax benefit of $0.1 million.

We currently intend to distribute 100% of our REIT taxable income and comply with all requirements to continue to qualify as a REIT, and therefore we have not recognized any further federal or state tax provisions.

Financial Condition

Available-for-Sale Securities, at Fair Value

Agency RMBS

Our Agency RMBS AFS portfolio is comprised of adjustable rate and fixed rate mortgage-backed securities backed by single-family and multi-family mortgage loans. All of our principal and interest Agency RMBS AFS were Fannie Mae or Freddie Mac mortgage pass-through certificates or collateralized mortgage obligations that carry an implied "AAA" rating, or Ginnie Mae mortgage pass-through certificates, which are backed by the guarantee of the U.S. Government. The majority of these securities consist of whole pools in which we own all of the investment interests in the securities.

The tables below summarize certain characteristics of our Agency RMBS AFS securities at December 31, 2012 and December 31, 2011:

	December 31, 2012							
(dollars in thousands, except purchase price)	Principal/ Current Face	Net (Discount)/ Premium	Amortized Cost	Unrealized Gain	Unrealized Loss	Carrying Value	Weighted Average Coupon Rate	Weighted Average Purchase Price
Principal and interest securities:								
Fixed	$ 9,654,667	$ 738,418	$10,393,085	$ 259,309	$ (9,195)	$10,643,199	4.17%	$ 108.21
Hybrid/ARM	174,207	9,253	183,460	5,048	(79)	188,429	3.97%	$ 106.52
Total P&I Securities.	9,828,874	747,671	10,576,545	264,357	(9,274)	10,831,628	4.17%	$ 108.18
Interest-only securities								
Fixed	744,023	(667,237)	76,786	2,398	(5,956)	73,228	4.43%	$ 13.93
Fixed Other (1)	1,361,595	(1,260,993)	100,602	9,538	(2,893)	107,247	1.63%	$ 8.11
Total	$11,934,492	$(1,180,559)	$10,753,933	$ 276,293	$ (18,123)	$11,012,103		

	December 31, 2011							
(dollars in thousands, except purchase price)	Principal/ Current Face	Net (Discount)/ Premium	Amortized Cost	Unrealized Gain	Unrealized Loss	Carrying Value	Weighted Average Coupon Rate	Weighted Average Purchase Price
Principal and interest securities:								
Fixed	$ 4,374,538	$ 258,867	$ 4,633,405	$ 105,499	$ (1,684)	$ 4,737,220	4.61%	$ 106.56
Hybrid/ARM	217,942	11,258	229,200	2,685	(207)	231,678	4.01%	$ 106.01
Total P&I Securities.	4,592,480	270,125	4,862,605	108,184	(1,891)	4,968,898	4.58%	$ 106.54
Interest-only securities								
Fixed	489,226	(424,713)	64,513	104	(16,840)	47,777	5.32%	$ 16.18
Fixed Other (1)	611,048	(574,552)	36,496	576	(590)	36,482	1.31%	$ 6.36
Total	$ 5,692,754	$ (729,140)	$ 4,963,614	$ 108,864	$ (19,321)	$ 5,053,157		

(1) Fixed Other represent weighted-average coupon interest-only securities that are not generally used for our interest-rate risk management purposes. These securities pay variable coupon interest based on the weighted average of the fixed rates of the underlying loans of the security, less the weighted average rates of the applicable issued principal and interest securities.

Our three-month average constant prepayment rate, or CPR, experienced by Agency RMBS AFS owned by us as of December 31, 2012 and December 31, 2011, on an annualized basis, was 6.2% and 5.6%, respectively.

The following table summarizes the number of months until the next re-set for our floating or adjustable rate Agency RMBS AFS mortgage portfolio at December 31, 2012 and December 31, 2011:

(in thousands)	Carrying Value	
	December 31, 2012	December 31, 2011
0-12 months	$ 178,196	$ 200,077
13-36 months	4,797	6,979
37-60 months	5,436	6,133
Greater than 60 months	—	18,489
Total	$ 188,429	$ 231,678

Non-Agency RMBS

Our non-Agency RMBS portfolio is comprised of senior and mezzanine tranches of mortgage-backed securities. The following tables provide investment information on our non-Agency RMBS as of December 31, 2012 and December 31, 2011:

	As of December 31, 2012						
(in thousands)	Principal/ current face	Accretable purchase discount	Credit reserve purchase discount	Amortized cost	Unrealized gain	Unrealized loss	Carrying value
Principal and interest securities:							
Senior	$ 3,685,422	$ (718,101)	$ (1,179,811)	$ 1,787,510	$ 351,930	$ (7,168)	$ 2,132,272
Mezzanine	753,084	(216,459)	(111,135)	425,490	95,923	(2,947)	518,466
Total P&I Securities	4,438,506	(934,560)	(1,290,946)	2,213,000	447,853	(10,115)	2,650,738
Interest-only securities	65,493	(61,930)	—	3,563	550	—	4,113
Total	$ 4,503,999	$ (996,490)	$ (1,290,946)	$ 2,216,563	$ 448,403	$ (10,115)	$ 2,654,851

	As of December 31, 2011						
(in thousands)	Principal/ current face	Accretable purchase discount	Credit reserve purchase discount	Amortized cost	Unrealized gain	Unrealized loss	Carrying value
Principal and interest securities:							
Senior	$ 2,104,161	$ (387,759)	$ (663,890)	$ 1,052,512	$ 7,597	$ (127,242)	$ 932,867
Mezzanine	551,867	(141,715)	(118,716)	291,436	4,095	(32,898)	262,633
Total P&I Securities	2,656,028	(529,474)	(782,606)	1,343,948	11,692	(160,140)	1,195,500
Interest-only securities	11,901	(11,495)	—	406	189	—	595
Total	$ 2,667,929	$ (540,969)	$ (782,606)	$ 1,344,354	$ 11,881	$ (160,140)	$ 1,196,095

The majority of our non-Agency RMBS were rated at December 31, 2012. Note that credit ratings are based on the par value of the non-Agency RMBS, whereas the distressed non-Agency RMBS assets in our portfolio were acquired at a heavily discounted price. The following table summarizes the credit ratings of our non-Agency RMBS portfolio as of December 31, 2012 and December 31, 2011:

	December 31, 2012	December 31, 2011
AAA	—%	—%
AA	0.2%	—%
A	—%	2.0%
BBB	0.2%	4.4%
BB	3.1%	8.8%
B	11.7%	9.7%
Below B	81.8%	74.6%
Not rated	3.0%	0.5%
Total	100.0%	100.0%

Our non-Agency RMBS portfolio has approximately doubled since December 31, 2011. As disclosed in Note 3 - *Available-for-Sale Securities, at Fair Value* of the notes to the consolidated financial statements, our designated credit reserve as a percentage of total discount decreased from 59.6% to 58.0%, when focused on principal and interest securities, from December 31, 2011 to December 31, 2012 and our designated credit reserve as a percentage of total face value decreased from 29.3% to 28.7% for the same period. We believe these increases are relatively moderate in context of the portfolio growth. During this same period, we increased our subprime allocation from 75.5% to 86.8% while decreasing our allocation to Prime and Alt-A exposure. This allocation shift resulted in our average purchase price decreasing from 55.74% of par to 52.17% of par as subprime bonds are generally sold at higher discounts to par given their current delinquency performance or expectations of future credit performance. As we increased our allocation to subprime securities, our average original FICO score decreased from 647 to 637, and our average credit enhancements decreased from 24.1% to 18.6%. The net results of these bond characteristic shifts drive a higher percentage of expected losses in our portfolio and higher designated credit reserves.

A subprime bond may generally be considered higher risk; however, if purchased at a discount that reflects a high expectation of credit losses, it could be viewed less risky than a prime bond, which is subject to unanticipated credit loss performance. Accordingly, we believe our risk profile in owning a heavily discounted subprime bond with known delinquencies affords us the ability to assume a higher percentage of expected credit loss with comparable risk-adjusted returns to a less discounted prime bond with a lower percentage of expected credit loss.

The following tables present certain information detailed by investment type and their respective underlying loan characteristics for our senior and mezzanine non-Agency RMBS, excluding our non-Agency interest-only portfolio, at December 31, 2012 and December 31, 2011:

Non-Agency Principal and Interest (P&I) RMBS Characteristics	At December 31, 2012		
	Senior Bonds	Mezzanine Bonds	Total P&I Bonds
Carrying Value (in thousands)	$ 2,132,272	$ 518,466	$ 2,650,738
% of Non-Agency Portfolio	80.4%	19.6%	100.0%
Average Purchase Price (1)	$ 50.83	$ 57.68	$ 52.17
Average Coupon	1.8%	1.1%	1.7%
Average Fixed Coupon	5.5%	5.7%	5.5%
Average Floating Coupon	1.2%	0.9%	1.1%
Average Hybrid Coupon	4.4%	2.6%	4.4%
Collateral Attributes			
Avg Loan Age (months)	76	95	80
Avg Loan Size (in thousands)	$ 245	$ 173	$ 231
Avg Original Loan-to-Value	77.9%	76.7%	77.6%
Avg Original FICO (2)	638	633	637
Current Performance			
60+ day delinquencies	38.3%	32.7%	37.2%
Average Credit Enhancement (3)	15.1%	33.4%	18.6%
3-Month CPR (4)	3.1%	3.6%	3.2%

Non-Agency Principal and Interest (P&I) RMBS Characteristics	At December 31, 2011		
	Senior Bonds	Mezzanine Bonds	Total P&I Bonds
Carrying Value (in thousands)	$ 932,867	$ 262,633	$ 1,195,500
% of Non-Agency Portfolio	78.0%	22.0%	100.0%
Average Purchase Price (1)	$ 55.05	$ 58.19	$ 55.74
Average Coupon	2.3%	1.3%	2.0%
Average Fixed Coupon	5.6%	5.8%	5.6%
Average Floating Coupon	1.4%	1.0%	1.3%
Average Hybrid Coupon	4.6%	2.8%	4.6%
Collateral Attributes			
Avg Loan Age (months)	65	83	69
Avg Loan Size (in thousands)	$ 269	$ 191	$ 252
Avg Original Loan-to-Value	78.0%	77.4%	77.9%
Avg Original FICO (2)	649	639	647
Current Performance			
60+ day delinquencies	44.2%	35.2%	42.2%
Average Credit Enhancement (3)	21.9%	31.7%	24.1%
3-Month CPR (4)	2.1%	3.3%	2.4%

(1) Average purchase price utilized carrying value for weighting purposes. If current face were utilized for weighting purposes, the average purchase price for senior, mezzanine, and total non-Agency RMBS, excluding our non-Agency interest-only portfolio, would be $46.43, $54.97, and $47.88, respectively, at December 31, 2012 and $48.76, $52.56, and $49.55, respectively at December 31, 2011.

(2) FICO represents a mortgage industry accepted credit score of a borrower, which was developed by Fair Isaac Corporation.

(3) Average credit enhancement remaining on our non-Agency RMBS portfolio, which is the average amount of protection available to absorb future credit losses due to defaults on the underlying collateral.

(4) Three-month CPR is reflective of the prepayment speed on the underlying securitization; however, it does not necessarily indicate the proceeds received on our investment tranche. Proceeds received for each security are dependent on the position of the individual security within the structure of each deal.

Non-Agency RMBS Characteristics

(dollars in thousands)	December 31, 2012					
	Senior Bonds		Mezzanine Bonds		Total Bonds	
Loan Type	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
Prime	$ 25,301	1.2%	$ 444	0.1%	$ 25,745	1.0%
Alt-A	97,699	4.6%	12,832	2.5%	110,531	4.2%
POA	200,987	9.4%	10,721	2.1%	211,708	8.0%
Subprime	1,808,285	84.8%	494,469	95.3%	2,302,754	86.8%
	$ 2,132,272	100.0%	$ 518,466	100.0%	$ 2,650,738	100.0%

Non-Agency RMBS Characteristics

(dollars in thousands)	December 31, 2011					
	Senior Bonds		Mezzanine Bonds		Total Bonds	
Loan Type	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
Prime	$ 15,489	1.7%	$ 1,294	0.5%	$ 16,783	1.4%
Alt-A	64,429	6.9%	7,609	2.9%	72,038	6.0%
POA	184,981	19.8%	19,334	7.4%	204,315	17.1%
Subprime	667,968	71.6%	234,396	89.2%	902,364	75.5%
	$ 932,867	100.0%	$ 262,633	100.0%	$ 1,195,500	100.0%

Non-Agency RMBS Characteristics

(dollars in thousands)	December 31, 2012					
	Senior Bonds		Mezzanine Bonds		Total Bonds	
Coupon Type	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
Fixed Rate	$ 300,222	14.1%	$ 19,679	3.8%	$ 319,901	12.1%
Hybrid or Floating	1,832,050	85.9%	498,787	96.2%	2,330,837	87.9%
	$ 2,132,272	100.0%	$ 518,466	100.0%	$ 2,650,738	100.0%

Non-Agency RMBS Characteristics

(dollars in thousands)	December 31, 2011					
	Senior Bonds		Mezzanine Bonds		Total Bonds	
Coupon Type	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
Fixed Rate	$ 184,721	19.8%	$ 16,360	6.2%	$ 201,081	16.8%
Hybrid or Floating	748,146	80.2%	246,273	93.8%	994,419	83.2%
	$ 932,867	100.0%	$ 262,633	100.0%	$ 1,195,500	100.0%

Non-Agency RMBS Characteristics

(dollars in thousands)	December 31, 2012					
	Senior Bonds		Mezzanine Bonds		Total Bonds	
Loan Origination Year	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
2006+	$ 1,659,798	77.8%	$ 46,941	9.1%	$ 1,706,739	64.4%
2002-2005	469,099	22.0%	465,580	89.8%	934,679	35.2%
Pre-2002	3,375	0.2%	5,945	1.1%	9,320	0.4%
	$ 2,132,272	100.0%	$ 518,466	100.0%	$ 2,650,738	100.0%

Non-Agency RMBS Characteristics	December 31, 2011					
(dollars in thousands)	Senior Bonds		Mezzanine Bonds		Total Bonds	
Loan Origination Year	Carrying Value	% of Senior Bonds	Carrying Value	% of Mezzanine Bonds	Carrying Value	% of Non-Agency Portfolio
2006+	$ 713,344	76.5%	$ 36,449	13.9%	$ 749,793	62.7%
2002-2005	218,036	23.4%	225,291	85.8%	443,327	37.1%
Pre-2002	1,487	0.1%	893	0.3%	2,380	0.2%
	$ 932,867	100.0%	$ 262,633	100.0%	$ 1,195,500	100.0%

The underlying mortgage loans collateralizing our non-Agency RMBS are located across the United States. The following table presents the five largest geographic concentrations of the mortgages collateralizing these RMBS at December 31, 2012 and December 31, 2011:

	December 31, 2012		December 31, 2011	
(dollars in thousands)	Carrying Value	% of Non-Agency RMBS	Carrying Value	% of Non-Agency RMBS
California	$ 684,527	25.8%	$ 362,222	30.3%
Florida	302,637	11.4%	130,123	10.9%
New York	247,583	9.3%	94,601	7.9%
Texas	136,194	5.1%	56,769	4.8%
New Jersey	99,408	3.7%	38,495	3.2%
	$ 1,470,349	55.3%	$ 682,210	57.1%

Trading Securities, at Fair Value

The Company holds U.S. Treasuries in a taxable REIT subsidiary and classifies these securities as trading instruments due to short-term investment objectives. As of December 31, 2012 and December 31, 2011, the Company held U.S. Treasuries with an amortized cost of $1.0 billion and a fair value of $1.0 billion for both periods classified as trading securities. The unrealized gains included within trading securities were $5.0 million and $3.1 million as of December 31, 2012 and December 31, 2011, respectively.

Equity Securities, at Fair Value

Equity securities consists of shares of Silver Bay common stock carried at fair value as a result of a fair value option election. In exchange for the contribution of the Company's equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay on December 19, 2012, the Company received 17,824,647 shares of common stock of Silver Bay at the initial public offering price of $18.50. As of December 31, 2012, the equity securities had an initial carrying value of $329.8 million and a fair value of $335.6 million. The unrealized gains included within equity securities were $5.9 million as of December 31, 2012.

Mortgage Loans Held-for-Sale, at Fair Value

In late 2011, we began acquiring prime nonconforming residential mortgage loans from select mortgage loan originators and secondary market institutions with whom we have chosen to build strategic relationships, including those with a nationwide presence. As of December 31, 2012 we had acquired mortgage loans held-for-sale with a carrying value of $58.6 million and have outstanding purchase commitments to acquire an additional $56.9 million. Our intention in the future is to securitize these loans and/or exit through a whole loan sale.

Repurchase Agreements

Our borrowings consist entirely of repurchase agreements collateralized by our pledge of AFS and trading securities, derivative instruments, mortgage loans and certain cash balances. Substantially all of our Agency RMBS AFS are currently pledged as collateral, and the majority of our non-Agency RMBS have been pledged. As of December 31, 2012, our debt-to-equity ratio was 3.7:1.0, including the debt collateralized by our U.S. Treasuries, residential mortgage loans and Agency derivatives. Our debt-to-equity ratio for RMBS, residential mortgage loans and Agency derivatives only was 3.4:1.0. We believe our debt-to-equity ratio provides unused borrowing capacity and, thus, improves our liquidity and the strength of our balance sheet.

As of December 31, 2012, the term to maturity of our borrowings ranged from three days to over forty-two months. The weighted average original term to maturity of our borrowings collateralized by RMBS and mortgage loans was 85 days at December 31, 2012. At December 31, 2012, the weighted average cost of funds for all our repurchase agreements was 0.72%.

(dollars in thousands)	December 31, 2012			December 31, 2011		
Collateral Type	**Amount Outstanding**	**Weighted Average Borrowing Rate**	**Weighted Average Haircut on Collateral Value**	**Amount Outstanding**	**Weighted Average Borrowing Rate**	**Weighted Average Haircut on Collateral Value**
U.S. Treasuries	$ 997,500	0.30%	0.5%	$ 1,001,250	0.12%	0.3%
Agency RMBS AFS	10,171,385	0.54%	5.6%	4,804,533	0.50%	5.3%
Non-Agency RMBS	1,177,675	2.50%	35.5%	731,014	2.61%	35.3%
Agency derivatives	228,241	1.16%	26.5%	118,032	0.97%	27.5%
Mortgage loans held-for-sale	49,709	2.46%	10.8%	5,319	3.20%	8.0%
Total	$ 12,624,510	0.72%	8.4%	$ 6,660,148	0.68%	8.2%

The following table provides the quarterly average balances, the quarter-end balances, and the maximum balances at any month-end within that quarterly period, of repurchase agreements for the three months ended December 31, 2012, and the four immediately preceding quarters:

(dollars in thousands)	Quarterly Average Repurchase Balances (1)	End of Period Balance Repurchase Agreements (1)	Maximum Balance of Any Month-End for Repurchase Agreements (1)	Repurchase Agreements to Equity Ratio
For the Three Months Ended December 31, 2012	$ 12,725,330	$ 11,627,010	$ 13,073,597	3.4:1.0 (2)
For the Three Months Ended September 30, 2012	$ 11,271,401	$ 13,036,827	$ 13,036,827	3.8:1.0 (3)
For the Three Months Ended June 30, 2012	$ 8,526,166	$ 9,440,941	$ 9,440,941	4.3:1.0
For the Three Months Ended March 31, 2012	$ 6,390,647	$ 7,692,506	$ 7,692,506	3.7:1.0 (4)
For the Three Months Ended December 31, 2011	$ 5,694,818	$ 5,658,898	$ 5,766,848	4.5:1.0

(1) Includes repurchase agreements collateralized by RMBS AFS, residential mortgage loans and Agency derivatives and excludes repurchase agreements collateralized by U.S. Treasuries.

(2) During the three months ended December 31, 2012, we sold Agency RMBS with an amortized cost of $3.1 billion. Due to higher Agency RMBS valuation and inherently tighter spreads during the quarter, we chose to delay deployment of a portion of these proceeds and reduce leverage in order to protect stockholders' equity from a near term widening of spreads in the marketplace. However, we continue to target an overall debt-to-equity ratio of 4.0:1.0 to 4.5:1.0.

(3) In September 2012, warrantholders exercised 16.2 million shares generating proceeds of $175.7 million, which were invested on a leveraged basis. With a higher targeted allocation to Agency RMBS and residential properties for additional capital, we targeted a fully deployed debt-to-equity ratio of 4.0:1.0 to 4.5:1.0.

(4) On January 17, 2012 and February 24, 2012, we completed capital raises of approximately $354.5 million and $337.4 million, respectively in net proceeds, which were invested on a leveraged basis. With a higher targeted allocation to non-Agency RMBS for additional capital, we targeted a fully deployed debt-to-equity ratio of 4.0:1.0 to 4.5:1.0.

Equity

As of December 31, 2012, our stockholders' equity was $3.5 billion and our diluted book value per share was $11.54. As of December 31, 2011, our stockholders' equity was $1.3 billion and our diluted book value per share was $9.03.

The following table provides details of our changes in stockholders' equity from December 31, 2010 to December 31, 2012:

(dollars in millions, except per share amounts)	Book Value	Common Shares Outstanding (Diluted Basis)	Book Value Per Common Share (Diluted Basis)
Stockholders' equity at December 31, 2010	$ 382.4	40.5	$ 9.44
GAAP net income:			
Core Earnings, net of tax benefit of $0.2 million (1)	153.6		
Realized gains and losses, net of tax expense of $4.9 million	22.0		
Unrealized mark-to-market losses, net of tax benefit of $5.8 million	(48.1)		
Discontinued operations	(0.1)		
Other comprehensive income	(81.3)		
Dividend declaration	(165.6)		
Other	0.3		
Balance before capital transactions	$ 263.2	40.5	
Net proceeds from issuance of common stock	1,006.9	100.1	
Stockholders' equity at December 31, 2011 - basic and diluted (2)	$ 1,270.1	140.6	$ 9.03
GAAP net income:			
Core Earnings, net of tax benefit of $5.3 million (1)	311.1		
Realized gains and losses, net of tax benefit of $24.2 million	58.7		
Unrealized mark-to-market losses, net of tax benefit of $12.7 million	(82.4)		
Discontinued operations	4.5		
Other comprehensive income	755.2		
Dividend declaration	(443.4)		
Other	0.5		
Balance before capital transactions	$ 1,874.3	140.6	
Net proceeds from issuance of common stock	1,362.7	138.8	
Proceeds from issuance of common stock through warrant exercise	213.6	19.4	
Stockholders' equity at December 31, 2012 - basic	$ 3,450.6	298.8	$ 11.55
Warrants outstanding (2)	—	0.1	(0.01)
Stockholders' equity at December 31, 2012 - diluted	$ 3,450.6	298.9	$ 11.54

(1) Core Earnings is a non-GAAP measure that we define as net income, excluding impairment losses, gains or losses on sales of securities and termination of interest rate swaps, unrealized gains or losses on trading securities, interest rate swaps and swaptions, certain gains or losses on other derivative instruments, and certain non-recurring gains and losses related to discontinued operations. As defined, Core Earnings includes interest income associated with our inverse interest-only securities, or Agency derivatives, and premium income or loss on credit default swaps. Core Earnings is provided for purposes of comparability to other peer issuers.

(2) Using the treasury stock method, $0.1 million shares would be considered outstanding and dilutive to book value per share at December 31, 2012. As of December 31, 2011, the market value per share of our common stock was below the strike price of the warrants and, therefore, anti-dilutive.

GAAP to Taxable Income

The following table provides reconciliation of our GAAP income (loss) to our taxable income (loss) split between our REIT and taxable REIT subsidiaries for the year ended December 31, 2012 and December 31, 2011:

	Year Ended December 31, 2012			Year Ended December 31, 2011		
(dollars in millions)	**TRS**	**REIT**	**Consolidated**	**TRS**	**REIT**	**Consolidated**
GAAP net income (loss), pre-tax	$(124.5)	$ 374.2	$ 249.7	$ (3.3)	$ 129.6	$ 126.3
Permanent differences						
Capitol dividend of E&P	—	—	—	—	8.0	8.0
Non-deductible expenses	—	—	—	—	0.3	0.3
Temporary differences						
Net accretion of OID and market discount	—	19.4	19.4	—	6.9	6.9
Unrealized loss (gain) on trading securities and derivatives	16.3	46.8	63.1	17.2	31.7	48.9
Taxable income	(108.2)	440.4	332.2	13.9	176.5	190.4
Prior year undistributed taxable income	—	13.7	13.7	—	2.8	2.8
Dividend declaration deduction	—	(443.4)	(443.4)	—	(165.6)	(165.6)
Taxable income post-dividend deduction	$(108.2)	$ 10.7 (1)	$ (97.5)	$ 13.9	$ 13.7 (1)	$ 27.6

(1) The REIT will not be subject to U.S. federal income taxes on its taxable income to the extent it distributes its net taxable income to stockholders. The REIT will make an election to treat the amount of dividends paid in 2013 as being paid in 2012 to have 100% of the 2012 taxable income distributed.

The permanent tax differences are non-recurring permanent tax differences that were recorded in 2011. These items will not impact future dividend declarations and/or book value in 2013 and beyond. Temporary differences are principally timing differences between GAAP and tax accounting, which will adjust over the course of the RMBS's term and/or at time of sale of the RMBS in the future.

Change in Accumulated Other Comprehensive Income

With our accounting treatment for AFS securities, unrealized fluctuations in the market values of securities do not impact our GAAP or taxable income but are recognized on our balance sheet as a change in stockholder's equity under "accumulated other comprehensive income (loss)." As a result of this fair value accounting through stockholder's equity, we expect our net income to have less significant fluctuations and result in less GAAP to taxable income timing differences, than if the portfolio were accounted as trading instruments.

Dividends

For the 2012 taxable year, we declared dividends to common stockholders totaling $443.4 million, or $1.71 per share. As a REIT, we are required to distribute 90% of our taxable income to stockholders, subject to certain distribution requirements. Our board of directors for the fiscal year ended 2012 has elected to distribute the majority of our taxable income to avoid U.S. Federal Income taxes. As such, temporary differences between GAAP and taxable income can generate deterioration in book value on a permanent and temporary basis as taxable income is distributed that has not been earned for GAAP purposes. The following table presents cash dividends declared on our common stock from October 28, 2009 through December 31, 2012:

Declaration Date	Record Date	Payment Date	Cash Dividend Per Share	
December 17, 2012	December 31, 2012	January 18, 2013	$	0.55
September 12, 2012	September 24, 2012	October 22, 2012	$	0.36
June 12, 2012	June 22, 2012	July 20, 2012	$	0.40
March 14, 2012	March 26, 2012	April 20, 2012	$	0.40
December 14, 2011	December 27, 2011	January 20, 2012	$	0.40
September 14, 2011	September 26, 2011	October 20, 2011	$	0.40
June 14, 2011	June 24, 2011	July 20, 2011	$	0.40
March 2, 2011	March 14, 2011	April 14, 2011	$	0.40
December 8, 2010	December 17, 2010	January 20, 2011	$	0.40
September 13, 2010	September 30, 2010	October 21, 2010	$	0.39
June 14, 2010	June 30, 2010	July 22, 2010	$	0.33
March 12, 2010	March 31, 2010	April 23, 2010	$	0.36
December 21, 2009	December 31, 2009	January 26, 2010	$	0.26

The following table summarizes dividends declared for the years ended December 31, 2012, 2011 and 2010 and their related tax characterization (per share amounts):

			Tax Characterization of Dividends					
Year Ended December 31,	Dividends Declared		Ordinary Dividends (Non-Qualified)		Qualified Ordinary Dividends		Capital Gain Distribution	
2012	$	1.71	$	1.40	$	—	$	0.31
2011	$	1.60	$	1.46	$	0.07	$	0.07
2010	$	1.48	$	1.48	$	—	$	—

Liquidity and Capital Resources

Our liquidity and capital resources are managed and forecast on a daily basis to ensure that we have sufficient liquidity to absorb market events that could negatively impact collateral valuations and result in margin calls and to ensure that we have the flexibility to manage our portfolio to take advantage of market opportunities.

Our principal sources of cash consist of borrowings under repurchase agreements, payments of principal and interest we receive on our RMBS portfolio, cash generated from our operating results, and proceeds from capital market transactions. We typically use cash to repay principal and interest on our repurchase agreements, to purchase our target assets, to make dividend payments on our capital stock, and to fund our operations.

To the extent that we raise additional equity capital through capital market transactions, we anticipate using cash proceeds from such transactions to purchase additional RMBS, mortgage loans, and other target assets and for other general corporate purposes. There can be no assurance, however, that we will be able to raise additional equity capital at any particular time or on any particular terms.

As of December 31, 2012, we held $821.1 million in cash and cash equivalents available to support our operations, $15.5 billion of AFS, trading securities, equity securities, mortgage loans held-for-sale, and derivative assets held at fair value, and $12.6 billion of outstanding debt in the form of repurchase agreements (excludes $291.7 million in payables to broker counterparties for unsettled security purchases). During the three months ended December 31, 2012, our debt-to-equity ratio decreased from 4.1:1.0 to 3.7:1.0, including monies borrowed to finance our investment in U.S. Treasuries. The debt-to-equity ratio funding our RMBS AFS, residential mortgage loans, and Agency derivatives decreased from 3.8:1.0 to 3.4:1.0 as we continued to deploy proceeds from stock offerings. Additionally, during the three months ended December 31, 2012, we sold Agency RMBS AFS with an amortized cost of $3.1 billion. Due to higher Agency RMBS valuation and inherently tighter spreads during the quarter, we chose to delay deployment of a portion of these proceeds and reduce leverage in order to protect stockholders' equity from a near term widening of spreads in the marketplace. We believe the debt-to-equity ratio funding our RMBS AFS, residential mortgage loans and Agency derivatives is the most meaningful debt-to-equity measure as U.S. Treasuries are viewed to be highly liquid in nature.

As of December 31, 2012, we had approximately $39.9 million of unpledged Agency RMBS AFS and Agency derivatives and $535.2 million of unpledged non-Agency securities and an overall estimated unused borrowing capacity on unpledged RMBS of approximately $337.9 million. On a daily basis, we monitor and forecast our available, or excess, liquidity. Additionally, we frequently perform shock analyses against various market events to monitor the adequacy of our excess liquidity. If borrowing rates and collateral requirements change in the near term, we believe we are subject to less earnings volatility than a more leveraged organization.

We have not experienced any restrictions to our funding sources in 2012 and have generally experienced an increase in available financing in the RMBS marketplace, including repurchase agreements with maturities greater than one year. We expect ongoing sources of financing to be primarily repurchase agreements and similar financing arrangements. We plan to finance our assets with a moderate amount of leverage, the level of which may vary based upon the particular characteristics of our portfolio and market conditions. We may deploy, on a debt-to-equity basis, up to ten times leverage on our Agency RMBS assets. We also deploy some leverage on our non-Agency RMBS assets utilizing repurchase agreements as the source of financing.

As of December 31, 2012, we have master repurchase agreements in place with 23 counterparties, the majority of which are U.S. domiciled financial institutions, and we continue to evaluate further counterparties to manage and reduce counterparty risk. Under our repurchase agreements, we are required to pledge additional assets as collateral to our counterparties (lenders) when the estimated fair value of the existing pledged collateral under such agreements declines and such lenders, through a margin call, demand additional collateral. Lenders generally make margin calls because of a perceived decline in the value of our assets collateralizing the repurchase agreements. This may occur following the monthly principal reduction of assets due to scheduled amortization and prepayments on the underlying mortgages, or may be caused by changes in market interest rates, a perceived decline in the market value of the investments and other market factors. To cover a margin call, we may pledge additional securities or cash. At maturity, any cash on deposit as collateral is generally applied against the repurchase agreement balance, thereby reducing the amount borrowed. Should the value of our assets suddenly decrease, significant margin calls on our repurchase agreements could result, causing an adverse change in our liquidity position.

As of December 31, 2012, a number of our counterparties have been downgraded by ratings agencies, specifically Moody's. As these downgrades were expected, we believe the markets had been well prepared for these decisions. We have not experienced any significant changes to repurchase agreement terms or related financing costs, or made any significant changes to our counterparty exposures as a result of the downgrades.

The following table summarizes our repurchase agreements and counterparty geographical concentration at December 31, 2012 and December 31, 2011:

	December 31, 2012			December 31, 2011		
(dollars in thousands)	Amount Outstanding	Net Counterparty Exposure(1)	Percent of Funding	Amount Outstanding	Net Counterparty Exposure(1)	Percent of Funding
North America	$ 7,550,085	$ 958,119	57.4%	$ 4,972,632	$ 570,534	71.3%
Europe (2)	3,032,331	593,184	35.6%	884,888	183,955	23.0%
Asia (2)	2,042,094	116,245	7.0%	802,628	45,954	5.7%
Total	$ 12,624,510	$ 1,667,548	100.0%	$ 6,660,148	$ 800,443	100.0%

(1) Represents the net carrying value of the securities or mortgage loans sold under agreements to repurchase, including accrued interest plus any cash or assets on deposit to secure the repurchase obligation, less the amount of the repurchase liability, including accrued interest. At December 31, 2012 and December 31, 2011, we had $291.7 million and $45.6 million, respectively, in payables due to broker counterparties for unsettled security purchases. The payables are not included in the amounts presented above.

(2) Exposure to European and Asian domiciled banks and their U.S. subsidiaries.

For the three and twelve months ended December 31, 2012, we continued to maintain our repurchase agreement with Wells Fargo Bank. The repurchase agreement serves as a repurchase facility used from time to time to finance certain of our non-Agency securities held in our RMBS portfolio with Wells Fargo. As of December 31, 2012, borrowings under the Wells Fargo repurchase agreement were $84.9 million and unused, uncommitted capacity was $65.1 million, for an aggregate maximum borrowing capacity of $150.0 million. The facility is set to mature on July 23, 2013.

Once an RMBS is financed by Wells Fargo in accordance with the repurchase agreement, the financing is committed for the duration of the facility subject to similar pledged collateral and margin requirements as a standard repurchase agreement discussed above. As part of the repurchase agreement, we are subject to certain financial covenants, which we monitor and comply with on a daily basis. The extended duration of the facility and its terms provide an additional source to manage our liquidity and interest rate risk.

We also maintained our repurchase agreement with Barclays, which serves as a mortgage loan warehouse facility. This uncommitted facility provides an aggregate maximum borrowing capacity of $50.0 million, which was increased to $100.0 million in February 2013, and is set to mature on May 14, 2013, unless extended pursuant to its terms. As of December 31, 2012, borrowings under the uncommitted facility were $49.7 million and unused capacity was $0.3 million. The facility is collateralized by eligible residential mortgage loans, which are subject to margin call provisions that provide Barclays with certain rights when there has been a decline in the market value of the purchased mortgage loans.

We are subject to the following financial covenants under the Wells Fargo and Barclays repurchase agreements, as further detailed by the guaranty agreements we entered into in connection with the repurchase agreements. The following represents the most restrictive covenant calculations as of December 31, 2012 across both agreements:

(a) As of the last business day of each calendar quarter, Total Indebtedness to Net Worth must be less than the specified Threshold Ratio in the Repurchase Agreement. As of December 31, 2012, our debt to net worth, as defined, was 3.5:1.0 while our threshold ratio, as defined, was 6.4:1.0.

(b) As of the last business day of each calendar quarter, Liquidity must be greater than $55 million and the aggregate amount of Unrestricted Cash or Cash Equivalents must be greater than $35 million. As of December 31, 2012, our liquidity, as defined, was $821.1 million and our total unrestricted cash and cash equivalents, as defined, was $186.3 million.

(c) As of the last business day of each calendar quarter, Net Worth must be greater than $1 billion. As of December 31, 2012, our net worth, as defined, was $3.5 billion.

We are also subject to financial covenants in connection with various other repurchase agreements we enter into in the normal course of our business. We intend to continue to operate in a manner which complies with all of our financial covenants.

The following table summarizes assets at carrying value that are pledged or restricted as collateral for the future payment obligations of repurchase agreements.

(in thousands)	December 31, 2012	December 31, 2011
Available-for-sale securities, at fair value	$ 12,810,355	$ 6,160,229
Trading securities, at fair value	1,002,062	1,003,301
Mortgage loans held-for-sale	52,529	5,782
Cash and cash equivalents	10,000	15,000
Restricted cash	84,307	94,803
Due from counterparties	36,917	32,201
Derivative assets, at fair value	291,054	145,779
Total	$ 14,287,224	$ 7,457,095

Although we generally intend to hold our target assets as long-term investments, we may sell certain of our investment securities in order to manage our interest rate risk and liquidity needs, to meet other operating objectives and to adapt to market conditions. We cannot predict the timing and impact of future sales of investment securities, if any. Because many of our investment securities are financed with repurchase agreements and may be financed with credit facilities (including term loans and revolving facilities), a significant portion of the proceeds from sales of our investment securities (if any), prepayments and scheduled amortization are used to repay balances under these financing sources.

The following table provides the maturities of our repurchase agreements as of December 31, 2012 and December 31, 2011:

(in thousands)	December 31, 2012	December 31, 2011
Within 30 days	$ 3,038,229	$ 1,967,009
30 to 59 days	3,528,393	1,263,060
60 to 89 days	1,731,595	1,096,410
90 to 119 days	849,621	359,171
120 to 364 days [1] [2]	2,279,172	923,248
Open maturity [3]	997,500	1,001,250
One year and over [4]	200,000	50,000
Total	$ 12,624,510	$ 6,660,148

(1) 120 to 364 days includes the amounts outstanding under the Wells Fargo 364-day borrowing facility.
(2) 120 to 364 days includes the amounts outstanding under the Barclays 364-day borrowing facility.
(3) Repurchase agreements collateralized by U.S. Treasuries include an open maturity period (i.e., rolling 1-day maturity) renewable at the discretion of either party to the agreements.
(4) One year and over includes repurchase agreements with maturity dates ranging from June 26, 2015 to July 27, 2016.

For the year ended December 31, 2012, our unrestricted cash balance increased to $821.1 million from $360.0 million at December 31, 2011. The cash movements can be summarized by the following:

- *Cash flows from operating activities.* For the year ended December 31, 2012, operating activities increased our cash balances by approximately $163.1 million, including $4.3 million in cash provided by discontinued operations, primarily driven by our financial results for the year.
- *Cash flows from investing activities.* For the year ended December 31, 2012, investing activities reduced our cash balances by approximately $6.9 billion, including $324.0 million in cash used in discontinued operations. The reduction was driven by the increase in our RMBS portfolio as we deployed capital from our common stock offerings.
- *Cash flows from financing activities.* For the year ended December 31, 2012, financing activities increased our cash balance by approximately $7.2 billion, resulting from the net borrowings under repurchase agreements to fund our AFS portfolio as well as net proceeds of $1.6 billion received from our common stock offerings and exercise of outstanding warrants.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We have not participated in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

Aggregate Contractual Obligations

The following table summarizes the effect on our liquidity and cash flows from contractual obligations for repurchase agreements, interest expense on repurchase agreements, our non-cancelable office lease and management fees payable under our management agreement:

	Due During the Year Ended December 31,						
(in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Repurchase agreements [(1)]	$12,424,510	$ —	$ 99,972	$ 100,028	$ —	$ —	$12,624,510
Interest expense on repurchase agreements [(2)]	18,098	—	1,483	1,706	—	—	21,287
Long-term operating lease obligations	1,085	1,092	1,099	1,106	709	1,442	6,533
Management fee - PRCM Advisers [(3)]	32,952	—	—	—	—	—	32,952
Total	$12,476,645	$ 1,092	$ 102,554	$ 102,840	$ 709	$ 1,442	$12,685,282

(1) Repurchase agreements due in 2013 includes $1.0 billion collateralized by U.S. Treasuries that have an open maturity period (i.e., rolling 1-day maturity) renewable at the discretion of either party to the agreements.

(2) Interest expense on repurchase facilities are calculated based on rates at December 31, 2012.

(3) Contractual obligation for the management fee is estimated through the contract expiration date of October 28, 2013.

We have entered into a management agreement with PRCM Advisers, pursuant to which PRCM Advisers is entitled to receive a management fee and the reimbursement of certain expenses from us. We reimburse PRCM Advisers for (i) our allocable share of the compensation paid by PRCM Advisers to its personnel serving as our principal financial officer and general counsel and personnel employed by PRCM Advisers as in-house legal, tax, accounting, consulting, auditing, administrative, information technology, valuation, computer programming and development and back-office resources to us, and (ii) any amounts for personnel of PRCM Advisers' affiliates arising under a shared facilities and services agreement.

We are party to contracts that contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Recently Issued Accounting Standards

Refer to Note 2 of the Notes to the Consolidated Financial Statements included in Item 8 of this Form 10-K

Inflation

Substantially all of our assets and liabilities are financial in nature. As a result, changes in interest rates and other factors impact our performance far more than does inflation. Our financial statements are prepared in accordance with GAAP and dividends are based upon net ordinary income and capital gains as calculated for tax purposes; in each case, our results of operations and reported assets, liabilities and equity are measured with reference to historical cost or fair value without considering inflation.

Other Matters

We intend to conduct our business so as to maintain our exempt status under, and not to become regulated as an investment company for purposes of the 1940 Act. If we failed to maintain our exempt status under the 1940 Act and became regulated as an investment company, our ability to, among other things, use leverage would be substantially reduced and, as a result, we would be unable to conduct our business as described in *Item 1 - Business - Other Business - Regulation* of this Form 10-K. Accordingly, we monitor our compliance with both the 55% Test and the 80% Tests of the 1940 Act in order to maintain our exempt status. As of December 31, 2012, we determined that we maintained compliance with both the 55% Test and the 80% Test requirements.

We calculate that at least 75% of our assets were qualified REIT assets, as defined in the Code for the year ended December 31, 2012. We also calculate that our revenue qualifies for the 75% source of income test and for the 95% source of income test rules for the year ended December 31, 2012. Consequently, we met the REIT income and asset tests. We also met all REIT requirements regarding the ownership of our common stock and the distribution of our net income. Therefore, for the year ended December 31, 2012, we believe that we qualified as a REIT under the Code.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We seek to manage our risks related to the credit quality of our assets, interest rates, liquidity, prepayment speeds and market value while providing an opportunity to stockholders to realize attractive risk-adjusted returns through ownership of our capital stock. Although we do not seek to avoid risk completely, we believe that risk can be quantified from historical experience and we seek to manage our risk levels in order to earn sufficient compensation to justify the risks we undertake and to maintain capital levels consistent with taking such risks.

To reduce the risks to our portfolio, we employ portfolio-wide and security-specific risk measurement and management processes in our daily operations. PRCM Advisers' risk management tools include software and services licensed or purchased from third parties, in addition to proprietary software and analytical methods developed by Pine River. There can be no guarantee that these tools will protect us from market risks.

Interest Rate Risk

Interest rates are highly sensitive to many factors, including fiscal and monetary policies and domestic and international economic and political considerations, as well as other factors beyond our control. We are subject to interest rate risk in connection with our assets and related financing obligations. Subject to maintaining our qualification as a REIT, we engage in a variety of interest rate management techniques that seek to mitigate the influence of interest rate changes on the values of our assets.

We utilize U.S. Treasuries as well as derivative financial instruments, currently limited to interest rate swaps, swaptions, TBAs, and, to a certain extent, inverse interest-only securities, as of December 31, 2012 to hedge the interest rate risk associated with our portfolio. We seek to hedge interest rate risk with respect to both the fixed income nature of our assets and the financing of our portfolio. In hedging interest rates with respect to our fixed income assets, we seek to reduce the risk of losses on the value of our investments that may result from changes in interest rates in the broader markets. In utilizing interest rate hedges with respect to our financing, we seek to improve risk-adjusted returns and, where possible, to obtain a favorable spread between the yield on our assets and the cost of our financing. We rely on PRCM Advisers' expertise to manage these risks on our behalf. We implement part of our hedging strategy through Capitol, our TRS, which is subject to U.S. federal, state and, if applicable, local income tax.

Interest Rate Effect on Net Interest Income

Our operating results depend in large part on differences between the income earned on our assets and our cost of borrowing and hedging activities. The costs associated with our borrowings are generally based on prevailing market interest rates. During a period of rising interest rates, our borrowing costs generally will increase while the yields earned on our existing portfolio of leveraged fixed-rate RMBS will remain static. Moreover, interest rates may rise at a faster pace than the yields earned on our leveraged adjustable-rate and hybrid RMBS. Both of these factors could result in a decline in our net interest spread and net interest margin. The severity of any such decline would depend on our asset/liability composition at the time, as well as the magnitude and duration of the interest rate increase. Further, an increase in short-term interest rates could also have a negative impact on the market value of our target assets. If any of these events happen, we could experience a decrease in net income or incur a net loss during these periods, which could adversely affect our liquidity and results of operations.

Our hedging techniques are partly based on assumed levels of prepayments of our target assets. If prepayments are slower or faster than assumed, the life of the investment will be longer or shorter, which would reduce the effectiveness of any hedging strategies we may use and may cause losses on such transactions. Hedging strategies involving the use of derivative securities are highly complex and may produce volatile returns.

We acquire adjustable-rate and hybrid RMBS. These are assets in which some of the underlying mortgages are typically subject to periodic and lifetime interest rate caps and floors, which may limit the amount by which the security's interest yield may change during any given period. However, our borrowing costs pursuant to our financing agreements are not subject to similar restrictions. Therefore, in a period of increasing interest rates, interest rate costs on our borrowings could increase without limitation, while the interest-rate yields on our adjustable-rate and hybrid RMBS could effectively be limited by caps. This issue will be magnified to the extent we acquire adjustable-rate and hybrid RMBS that are not based on mortgages that are fully indexed. In addition, adjustable-rate and hybrid RMBS may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. If this happens, we could receive less cash income on such assets than we would need to pay for interest costs on our related borrowings. These factors could lower our net interest income or cause a net loss during periods of rising interest rates, which would harm our financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

We fund the majority of our adjustable-rate and hybrid Agency RMBS assets with borrowings that are based on LIBOR, while the interest rates on these assets may be indexed to other index rates, such as the one-year Constant Maturity Treasury index, or CMT, the Monthly Treasury Average index, or MTA, or the 11th District Cost of Funds Index, or COFI. Accordingly, any increase in LIBOR relative to these indices may result in an increase in our borrowing costs that is not matched by a corresponding increase in the interest earnings on these assets. Any such interest rate index mismatch could adversely affect our profitability, which may negatively impact distributions to our stockholders. To mitigate interest rate mismatches, we utilize the hedging strategies discussed above.

The following table provides the indices of our variable rate assets as of December 31, 2012 and December 31, 2011, respectively, based on total notional amount of bonds (dollars in thousands).

	As of December 31, 2012				As of December 31, 2011			
Index Type	**Floating**	**Hybrid [(1)]**	**Total**	**Index %**	**Floating**	**Hybrid [(1)]**	**Total**	**Index %**
CMT.	$ —	$ 154,948	$ 154,948	6%	$ —	$ 174,791	$ 174,791	14%
LIBOR.	2,313,283	28,747	2,342,030	93%	975,327	43,866	1,019,193	83%
Other [(2)]	18,334	8,066	26,400	1%	16,371	16,337	32,708	3%
Total.	$ 2,331,617	$ 191,761	$ 2,523,378	100%	$ 991,698	$ 234,994	$ 1,226,692	100%

(1) "Hybrid" amounts reflect those assets with greater than 12 months to reset.
(2) "Other" includes COFI, MTA and other indices.

Our analysis of risks is based on PRCM Advisers' and its affiliates' experience, estimates, models and assumptions. These analyses rely on models which utilize estimates of fair value and interest rate sensitivity. Actual economic conditions or implementation of decisions by PRCM Advisers may produce results that differ significantly from the estimates and assumptions used in our models.

We use a variety of recognized industry models, as well as proprietary models, to perform sensitivity analyses which are derived from primary assumptions for prepayment rates, discount rates and credit losses. The primary assumption used in this model is implied market volatility of interest rates. The information presented in the following interest sensitivity table projects the potential impact of sudden parallel changes in interest rates on our financial results and financial condition over the next 12 months, based on our interest sensitive financial instruments at December 31, 2012.

All changes in value are measured as the change from the December 31, 2012 financial position. All projected changes in annualized net interest income are measured as the change from the projected annualized net interest income based off current performance returns.

	Changes in Interest Rates			
(dollars in thousands)	**-100 bps**	**-50 bps**	**+50 bps**	**+100 bps**
Change in value of financial position:				
Available-for-sale securities, at fair value. . . .	$ 232,013	$ 141,590	$ (243,490)	$ (500,003)
As a % of December 31, 2012 equity	*6.7 %*	*4.1 %*	*(7.1)%*	*(14.5)%*
Trading securities, at fair value	$ 6,051	$ 6,051	$ (10,797)	$ (21,594)
As a % of December 31, 2012 equity	*0.2 %*	*0.2 %*	*(0.3)%*	*(0.6)%*
Mortgage loans held-for-sale, at fair value . . .	$ 257	$ 78	$ (1,282)	$ (2,849)
As a % of December 31, 2012 equity	*— %*	*— %*	*— %*	*(0.1)%*
Derivatives, at fair value, net.	$ (319,156)	$ (216,161)	$ 219,901	$ 441,099
As a % of December 31, 2012 equity	*(9.2)%*	*(6.3)%*	*6.4 %*	*12.8 %*
Repurchase Agreements	$ (7,864)	$ (7,752)	$ 10,690	$ 21,379
As a % of December 31, 2012 equity	*(0.2)%*	*(0.2)%*	*0.3 %*	*0.6 %*
Total Net Assets.	$ (88,699)	$ (76,194)	$ (24,978)	$ (61,968)
As a % of December 31, 2012 total assets . .	*(0.5)%*	*(0.5)%*	*(0.1)%*	*(0.4)%*
As a % of December 31, 2012 equity	*(2.5)%*	*(2.2)%*	*(0.7)%*	*(1.8)%*
	-100 bps	**-50 bps**	**+50 bps**	**+100 bps**
Change in annualized net interest income: . . .	$ (15,151)	$ (15,190)	$ 20,205	$ 40,410
% change in net interest income.	*(3.7)%*	*(3.7)%*	*4.9 %*	*9.8 %*

The interest rate sensitivity table quantifies the potential changes in net interest income and portfolio value, which includes the value of swaps and our other derivatives, should interest rates immediately change. The interest rate sensitivity table presents the estimated impact of interest rates instantaneously rising 50 and 100 basis points, and falling 50 and 100 basis points. The cash flows associated with the portfolio of RMBS for each rate change are calculated based on assumptions, including prepayment speeds, yield on future acquisitions, slope of the yield curve, and size of the portfolio. Assumptions made on the interest rate sensitive liabilities, which are assumed to relate to repurchase agreements, including anticipated interest rates, collateral requirements as a percent of the repurchase agreement, amount and term of borrowing.

The AFS securities, at fair value, included in the foregoing interest rate sensitivity table under "change in value of financial position" were limited to Agency RMBS. Due to the significantly discounted prices and underlying credit risks of our non-Agency RMBS, we believe our non-Agency RMBS's valuation is inherently de-sensitized to changes in interest rates. As such, we cannot project the impact to these financial instruments and have excluded these RMBS from the interest rate sensitivity analysis. However, these non-Agency RMBS have been included in the "change in annualized net interest income" analysis.

Certain assumptions have been made in connection with the calculation of the information set forth in the foregoing interest rate sensitivity table and, as such, there can be no assurance that assumed events will occur or that other events will not occur that would affect the outcomes. The base interest rate scenario assumes interest rates at December 31, 2012. The analysis utilizes assumptions and estimates based on management's judgment and experience. Furthermore, while we generally expect to retain such assets and the associated interest rate risk to maturity, future purchases and sales of assets could materially change our interest rate risk profile.

The change in annualized net interest income does not include any benefit or detriment from faster or slower prepayment rates on our Agency premium RMBS, non-Agency discount RMBS, and instruments that represent the interest payments (but not the principal) on a pool of mortgages, or interest-only securities. We anticipate that faster prepayment speeds in lower interest rate scenarios will generate lower realized yields on Agency premium and interest-only securities and higher realized yields on non-Agency discount RMBS. Similarly, we anticipate that slower prepayment speeds in higher interest rate scenarios will generate higher realized yields on Agency premium and interest-only bonds and lower realized yields on non-Agency discount RMBS. Although we have sought to construct the portfolio to limit the effect of changes in prepayment speeds, there can be no assurance this will actually occur, and the realized yield of the portfolio may be significantly different than we anticipate in changing interest rate scenarios.

Given the low interest rates at December 31, 2012, we applied a floor of 0% for all anticipated interest rates included in our assumptions. Because of this floor, we anticipate that any hypothetical interest rate shock decrease would have a limited positive impact on our funding costs; however, because prepayments speeds are unaffected by this floor, we expect that any increase in our prepayment speeds (occurring as a result of any interest rate decrease or otherwise) could result in an acceleration of our premium amortization on Agency and interest-only securities purchased at a premium, and accretion of discount on our non-Agency RMBS purchased at a discount. As a result, because this floor limits the positive impact of any interest rate decrease on our funding costs, hypothetical interest rate decreases could cause the fair value of our financial instruments and our net interest income to decline.

The information set forth in the interest rate sensitivity table and all related disclosures constitutes forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Actual results could differ significantly from those estimated in the foregoing interest rate sensitivity table.

Prepayment Risk

Prepayment risk is the risk that principal will be repaid at a different rate than anticipated. As we receive prepayments of principal on our assets, premiums paid on such assets will be amortized against interest income. In general, an increase in prepayment rates will accelerate the amortization of purchase premiums, thereby reducing the interest income earned on the assets. Conversely, discounts on such assets are accreted into interest income. In general, an increase in prepayment rates will accelerate the accretion of purchase discounts, thereby increasing the interest income earned on the assets.

Normally, we believe that we will be able to reinvest proceeds from scheduled principal payments and prepayments at acceptable yields; however, no assurances can be given that, should significant prepayments occur, market conditions would be such that acceptable investments could be identified and the proceeds timely reinvested.

Market Risk

Market Value Risk. Our AFS securities are reflected at their estimated fair value, with the difference between amortized cost and estimated fair value reflected in accumulated other comprehensive income. The estimated fair value of these securities fluctuates primarily due to changes in interest rates, market valuation of credit risks, and other factors. Generally, in a rising interest rate environment, we would expect the fair value of these securities to decrease; conversely, in a decreasing interest rate environment, we would expect the fair value of these securities to increase. As market volatility increases or liquidity decreases, the fair value of our assets may be adversely impacted.

Real estate risk. RMBS and residential property values are subject to volatility and may be affected adversely by a number of factors, including national, regional and local economic conditions; local real estate conditions (such as an oversupply of housing); changes or continued weakness in specific industry segments; construction quality, age and design; demographic factors; and retroactive changes to building or similar codes. Decreases in property values reduce the value of the collateral for mortgage loans and the potential proceeds available to borrowers to repay the loans, which could cause us to suffer losses on our non-Agency RMBS investments.

Liquidity Risk

Our liquidity risk is principally associated with our financing of long-maturity assets with short-term borrowings in the form of repurchase agreements. Although the interest rate adjustments of these assets and liabilities fall within the guidelines established by our operating policies, maturities are not required to be, nor are they, matched.

Should the value of our assets pledged as collateral suddenly decrease, margin calls relating to our repurchase agreements could increase, causing an adverse change in our liquidity position. Additionally, if one or more of our repurchase agreement counterparties chose not to provide on-going funding, our ability to finance would decline or exist at possibly less advantageous terms. As such, we cannot assure that we will always be able to roll over our repurchase agreements. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" in this Annual Report on Form 10-K for further information about our liquidity and capital resource management.

Credit Risk

We believe that our investment strategy will generally keep our risk of credit losses low to moderate. However, we retain the risk of potential credit losses on all of the loans underlying our non-Agency RMBS. With respect to our non-Agency RMBS that are senior in the credit structure, credit support contained in RMBS deal structures provide a level of protection from losses. We seek to manage the remaining credit risk through our pre-acquisition due diligence process, and by factoring assumed credit losses into the purchase prices we pay for non-Agency RMBS. In addition, with respect to any particular target asset, we evaluate relative valuation, supply and demand trends, shape of yield curves, prepayment rates, delinquency and default rates, recovery of various sectors and vintage of collateral. At times, we enter into credit default swaps or other derivative instruments in an attempt to manage our credit risk. Nevertheless, unanticipated credit losses could adversely affect our operating results.

Item 8. Financial Statements and Supplementary Data

TWO HARBORS INVESTMENT CORP.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Two Harbors Investment Corp.

We have audited the accompanying consolidated balance sheets of Two Harbors Investment Corp. (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Two Harbors Investment Corp. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Two Harbors Investment Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Minneapolis, Minnesota
February 28, 2013

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31, 2012	December 31, 2011
ASSETS		
Available-for-sale securities, at fair value	$ 13,666,954	$ 6,249,252
Trading securities, at fair value	1,002,062	1,003,301
Equity securities, at fair value	335,638	—
Mortgage loans held-for-sale, at fair value	58,607	5,782
Cash and cash equivalents	821,108	360,016
Restricted cash	302,322	166,587
Accrued interest receivable	42,613	23,437
Due from counterparties	39,974	32,587
Derivative assets, at fair value	462,080	251,856
Other assets	82,586	7,566
Total Assets	$ 16,813,944	$ 8,100,384
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Repurchase agreements	$ 12,624,510	$ 6,660,148
Derivative liabilities, at fair value	129,294	49,080
Accrued interest payable	19,060	6,456
Due to counterparties	412,861	45,565
Accrued expenses	13,295	8,912
Dividends payable	164,347	56,239
Income taxes payable	—	3,898
Total liabilities	13,363,367	6,830,298
Stockholders' Equity		
Preferred stock, par value $0.01 per share; 50,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share; 900,000,000 shares authorized and 298,813,258 and 140,596,708 shares issued and outstanding, respectively	2,988	1,406
Additional paid-in capital	2,948,345	1,373,099
Accumulated other comprehensive income (loss)	696,458	(58,716)
Cumulative earnings	449,358	157,452
Cumulative distributions to stockholders	(646,572)	(203,155)
Total stockholders' equity	3,450,577	1,270,086
Total Liabilities and Stockholders' Equity	$ 16,813,944	$ 8,100,384

The accompanying notes are an integral part of these consolidated financial statements.

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands, except share data)

	Year Ended December 31, 2012	2011	2010
Interest income:			
Available-for-sale securities	$ 448,620	$ 197,126	$ 39,844
Trading securities	4,873	4,159	170
Mortgage loans held-for-sale	609	2	—
Cash and cash equivalents	944	347	107
Total interest income	455,046	201,634	40,121
Interest expense	72,106	22,709	4,421
Net interest income	382,940	178,925	35,700
Other-than-temporary impairments:			
Total other-than temporary impairment losses	(10,952)	(5,102)	—
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—
Net other-than-temporary credit impairment losses	(10,952)	(5,102)	—
Other income:			
Gain on investment securities, net	122,466	36,520	6,127
Loss on interest rate swap and swaption agreements	(159,775)	(86,769)	(6,344)
(Loss) gain on other derivative instruments	(40,906)	26,755	7,156
Gain on mortgage loans	2,270	—	—
Total other (loss) income	(75,945)	(23,494)	6,939
Expenses:			
Management fees	33,168	14,241	2,989
Other operating expenses	17,678	9,673	4,578
Total expenses	50,846	23,914	7,567
Income from continuing operations before income taxes	245,197	126,415	35,072
Benefit from income taxes	(42,219)	(1,106)	(683)
Net income from continuing operations	287,416	127,521	35,755
Income (loss) from discontinued operations	4,490	(89)	—
Net income attributable to common stockholders	$ 291,906	$ 127,432	$ 35,755
Basic earnings (loss) per weighted average common share:			
Continuing operations	$ 1.19	$ 1.29	$ 1.60
Discontinued operations	0.02	—	—
Net income	$ 1.21	$ 1.29	$ 1.60
Diluted earnings (loss) per weighted average common share:			
Continuing operations	$ 1.18	$ 1.29	$ 1.60
Discontinued operations	0.02	—	—
Net income	$ 1.20	$ 1.29	$ 1.60
Dividends declared per common share	$ 1.71	$ 1.60	$ 1.48
Weighted average number of shares of common stock:			
Basic	242,014,751	98,826,868	22,381,683
Diluted	242,432,156	98,826,868	22,381,683

The accompanying notes are an integral part of these consolidated financial statements.

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, continued
(in thousands)

	Year Ended December 31,		
	2012	**2011**	**2010**
Comprehensive income:			
Net income	$ 291,906	$ 127,432	$ 35,755
Other comprehensive income (loss):			
Unrealized gain (loss) on available-for-sale securities, net	755,174	(81,335)	23,569
Other comprehensive income (loss)	755,174	(81,335)	23,569
Comprehensive income	$ 1,047,080	$ 46,097	$ 59,324

The accompanying notes are an integral part of these consolidated financial statements.

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock						
	Shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Cumulative Earnings (Losses)	Cumulative Distributions to Stockholders	Total Stockholders' Equity
Balance, December 31, 2009	13,401,368	$ 134	$ 131,756	$ (950)	$ (5,735)	$ (3,484)	$ 121,721
Net income	—	—	—	—	35,755	—	35,755
Other comprehensive income	—	—	—	23,569	—	—	23,569
Net proceeds from issuance of common stock, net of offering costs	27,063,381	271	235,004	—	—	—	235,275
Common dividends declared	—	—	—	—	—	(34,086)	(34,086)
Non-cash equity award compensation	36,463	—	214	—	—	—	214
Balance, December 31, 2010	40,501,212	$ 405	$ 366,974	$ 22,619	$ 30,020	$ (37,570)	$ 382,448
Net income	—	—	—	—	127,432	—	127,432
Other comprehensive loss	—	—	—	(81,335)	—	—	(81,335)
Net proceeds from issuance of common stock, net of offering costs	100,075,746	1,001	1,005,846	—	—	—	1,006,847
Common dividends declared	—	—	—	—	—	(165,585)	(165,585)
Non-cash equity award compensation	19,750	—	279	—	—	—	279
Balance, December 31, 2011	140,596,708	$ 1,406	$ 1,373,099	$ (58,716)	$ 157,452	$ (203,155)	$ 1,270,086
Net income	—	—	—	—	291,906	—	291,906
Other comprehensive income	—	—	—	755,174	—	—	755,174
Net proceeds from issuance of common stock, net of offering costs	138,744,410	1,388	1,361,359	—	—	—	1,362,747
Proceeds from issuance of common stock in connection with exercise of warrants	19,440,119	194	213,399	—	—	—	213,593
Common dividends declared	—	—	—	—	—	(443,417)	(443,417)
Non-cash equity award compensation	32,021	—	488	—	—	—	488
Balance, December 31, 2012	298,813,258	$ 2,988	$ 2,948,345	$ 696,458	$ 449,358	$ (646,572)	$ 3,450,577

The accompanying notes are an integral part of these consolidated financial statements.

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2012	2011	2010
Cash Flows From Operating Activities:			
Net income	$ 291,906	$ 127,432	$ 35,755
Adjustments to reconcile net income to net cash provided by operating activities:			
Amortization of premiums and discounts on available-for-sale securities, net	1,003	(235)	2,455
Other-than-temporary impairment losses	10,952	5,102	—
Gain on investment securities, net	(122,466)	(36,520)	(6,127)
Gain on mortgage loans	(2,270)	—	—
Loss on termination and option expiration of interest rate swaps and swaptions	29,579	16,970	4,446
Unrealized loss (gain) on interest rate swaps and swaptions	91,748	44,916	(1,425)
Unrealized loss (gain) on other derivative instruments	542	7,424	(784)
Gain on contribution of entity	(10,641)	—	—
Equity based compensation expense	488	279	214
Depreciation of fixed assets	212	39	—
Depreciation of real estate	1,520	—	—
Purchases of mortgage loans held-for-sale	(57,954)	(5,782)	—
Proceeds from repayment of mortgage loans held-for-sale	5,521	—	—
Net change in assets and liabilities:			
Increase in accrued interest receivable	(19,176)	(18,054)	(2,803)
Increase in deferred income taxes, net	(37,793)	(5,837)	(678)
(Increase)/decrease in current income tax receivable	(4,166)	(157)	490
Increase in prepaid and fixed assets	(1,401)	(351)	(134)
Increase in other receivables	(31,872)	—	—
Increase in accrued interest payable, net	12,604	5,671	671
(Decrease)/increase in income taxes payable	(3,898)	3,897	1
Increase in accrued expenses	4,383	6,849	1,033
Net change in assets and liabilities of discontinued operations	4,313	—	—
Net cash provided by operating activities	163,134	151,643	33,114

The accompanying notes are an integral part of these consolidated financial statements.

TWO HARBORS INVESTMENT CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS, continued
(in thousands)

	Year Ended December 31, 2012	2011	2010
Cash Flows From Investing Activities:			
Purchases of available-for-sale securities	(10,800,018)	(6,321,303)	(1,363,078)
Proceeds from sales of available-for-sale securities	3,411,580	1,046,628	415,824
Principal payments on available-for-sale securities	825,889	323,294	114,704
Purchases of other derivative instruments	(388,171)	(285,350)	(56,461)
Proceeds from sales of other derivative instruments	138,171	51,214	16,638
Purchases of trading securities	(996,016)	(2,019,884)	(258,189)
Proceeds from sales of trading securities	1,001,904	1,222,959	58,516
Purchases of investments in real estate	(293,745)	—	—
Increase (decrease) in due to counterparties, net	359,909	(206,442)	224,297
Increase in restricted cash	(135,735)	(144,039)	(13,635)
Increase in escrow deposits of discontinued operations	(30,208)	—	—
Contribution of cash to Silver Bay	(995)	—	—
Net cash used in investing activities	(6,907,435)	(6,332,923)	(861,384)
Cash Flows From Financing Activities:			
Proceeds from repurchase agreements	$ 70,643,808	$ 29,792,780	$ 4,893,467
Principal payments on repurchase agreements	(64,679,446)	(24,302,435)	(4,135,557)
Proceeds from issuance of common stock, net of offering costs	1,362,747	1,006,847	235,275
Proceeds from exercise of warrants	213,593	—	—
Dividends paid on common stock	(335,309)	(119,796)	(27,120)
Net cash provided by financing activities	7,205,393	6,377,396	966,065
Net increase in cash and cash equivalents	461,092	196,116	137,795
Cash and cash equivalents at beginning of period	360,016	163,900	26,105
Cash and cash equivalents at end of period	$ 821,108	$ 360,016	$ 163,900
Supplemental Disclosure of Cash Flow Information:			
Cash paid for interest	$ 11,766	$ 17,039	$ 3,750
Cash paid (received) for taxes	$ 3,637	$ 991	$ (497)
Noncash Investing Activities:			
Contribution of Two Harbors Property Investment LLC to Silver Bay	$ (319,040)	$ —	$ —
Equity securities and other assets received from Silver Bay	$ 330,676	$ —	$ —
Noncash Financing Activities:			
Cashless exercise of warrants	$ 268	$ —	$ —
Dividends declared but not paid at end of period	$ 164,347	$ 56,239	$ 10,450
Reconciliation of mortgage loans held-for-sale:			
Mortgage loans held-for-sale at beginning of period	$ 5,782	$ —	$ —
Purchases of mortgage loans held-for-sale	57,954	5,782	—
Proceeds from repayment of mortgage loans held-for-sale	(5,521)	—	—
Gain on mortgage loans held-for-sale	392	—	—
Loans held-for-sale at end of period	$ 58,607	$ 5,782	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Operations

Two Harbors Investment Corp., or the Company, is a Maryland corporation focused on investing in, financing and managing residential mortgage-backed securities, or RMBS, residential mortgage loans, and other financial assets. The Company is externally managed and advised by PRCM Advisers LLC, a subsidiary of Pine River Capital Management L.P., or Pine River, a global multi-strategy asset management firm. The Company's common stock is listed on the NYSE and its warrants are listed on the NYSE MKT under the symbols "TWO" and "TWO.WS," respectively.

The Company was incorporated on May 21, 2009 and commenced operations as a publicly traded company on October 28, 2009, upon completion of a merger with Capitol Acquisition Corp., or Capitol, which became a wholly owned indirect subsidiary as a result of the merger.

The Company has elected to be treated as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with its initial taxable period ended December 31, 2009. As long as the Company continues to comply with a number of requirements under federal tax law and maintains its qualification as a REIT, the Company generally will not be subject to U.S. federal income taxes to the extent that the Company distributes its taxable income to its stockholders on an annual basis and does not engage in prohibited transactions. However, certain activities that the Company may perform may cause it to earn income which will not be qualifying income for REIT purposes. The Company has designated certain of its subsidiaries as taxable REIT subsidiaries, or TRSs, as defined in the Code, to engage in such activities, and the Company may in the future form additional TRSs.

On December 19, 2012, the Company completed the contribution of its portfolio of single-family rental properties to Silver Bay Realty Trust Corp. ("Silver Bay"), a newly organized Maryland corporation intended to qualify as a REIT and focused on the acquisition, renovation, leasing and management of single-family residential properties for rental income and long-term capital appreciation. The Company contributed its equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay, and in exchange for its contribution, received shares of common stock of Silver Bay. Silver Bay completed its initial public offering, or IPO, of its common stock on December 19, 2012. See Note 3 - *Discontinued Operations* for additional information.

Note 2. Basis of Presentation and Significant Accounting Policies

Consolidation and Basis of Presentation

The accompanying consolidated financial statements include the accounts of all subsidiaries; intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified to conform to the current period presentation. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("GAAP").

The Company's investment in the common stock of Silver Bay was reviewed for consolidation under the applicable consolidation guidance, including voting control and variable interest entities ("VIE") models. The Company concluded that it does not have voting control of Silver Bay nor is Silver Bay considered a VIE and, therefore, consolidation of Silver Bay is not required.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make a number of significant estimates. These include estimates of fair value of certain assets and liabilities, amount and timing of credit losses, prepayment rates, the period of time during which the Company anticipates an increase in the fair values of real estate securities sufficient to recover unrealized losses in those securities, and other estimates that affect the reported amounts of certain assets and liabilities as of the date of the consolidated financial statements and the reported amounts of certain revenues and expenses during the reported period. It is likely that changes in these estimates (e.g., valuation changes due to supply and demand, credit performance, prepayments, interest rates, or other reasons) will occur in the near term. The Company's estimates are inherently subjective in nature and actual results could differ from its estimates and the differences may be material.

Significant Accounting Policies

Available-for-Sale Securities, at Fair Value and Trading Securities, at Fair Value

The Company invests primarily in mortgage pass-through certificates, collateralized mortgage obligations and other residential mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans (collectively "RMBS") issued by Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), and Government National Mortgage Association ("GNMA") (collectively, "the Agencies" or "GSEs"). The Company also invests in residential mortgage-backed securities that are not issued by the GSEs ("non-Agency RMBS") and U.S. Treasuries.

Designation

The Company classifies its RMBS securities, excluding inverse interest-only Agency securities classified as derivatives for purposes of U.S. GAAP, as available-for-sale ("AFS") investments. Although the Company generally intends to hold most of its investment securities until maturity, it may, from time to time, sell any of its investment securities as part of its overall management of its portfolio. Accordingly, the Company classifies all of its RMBS investment securities as AFS, including its interest-only strips, which represent the Company's right to receive a specified portion of the contractual interest flows of specific Agency securities. All assets classified as AFS are reported at estimated fair value, with unrealized gains and losses, excluding other than temporary impairments, included in accumulated other comprehensive income (loss), a separate component of stockholders' equity, on an after-tax basis.

The Company classifies its U.S. Treasuries as trading securities. The Company's trading securities are carried at estimated fair value with changes in fair value recorded as a component of net gain on investment securities in the consolidated statement of income.

Balance Sheet Presentation

Investment securities transactions are recorded on the trade date. Purchases of newly-issued securities are recorded when all significant uncertainties regarding the characteristics of the securities are removed, generally shortly before settlement date. Realized gains and losses on sales of investment securities are determined on the first-in, first-out ("FIFO") method.

Determination of RMBS Fair Value

Fair value is determined under the guidance of ASC 820, *Fair Value Measurements and Disclosures ("ASC 820")*. The Company determines the fair value of its Agency RMBS and U.S. Treasuries based upon prices obtained from third-party pricing providers or broker quotes received using the bid price, which are both deemed indicative of market activity. In determining the fair value of its non-Agency RMBS, management judgment is used to arrive at fair value that considers prices obtained from third-party pricing providers, broker quotes received and other applicable market data.

If listed price data is not available or insufficient, then fair value is based upon internally developed models that are primarily based on observable market-based inputs but also include unobservable market data inputs. The Company classifies these securities as Level 3 assets. As of December 31, 2012, less than one percent of the investment securities portfolio is categorized as Level 3.

The Company's application of ASC 820 guidance is discussed in further detail in Note 12 - *Fair Value* of these notes to the consolidated financial statements.

Revenue Recognition, Premium Amortization and Discount Accretion

Interest income on securities is accrued based on the outstanding principal balance and their contractual terms. Premiums and discounts associated with RMBS that are issued or guaranteed as to principal and/or interest by a federally chartered corporation, such as Fannie Mae or Freddie Mac, or an agency of the U.S. Government, such as Ginnie Mae (collectively, "Agency RMBS") and non-Agency RMBS rated AA and higher at the time of purchase, are amortized into interest income over the life of such securities using the effective yield method. Adjustments to premium amortization are made for actual prepayment activity. The Company estimates prepayments for its Agency interest-only securities, which represent the Company's right to receive a specified portion of the contractual interest flows of specific Agency and CMO securities. As a result, if prepayments increase (or are expected to increase), the Company will accelerate the rate of amortization on the premiums.

Interest income on the non-Agency RMBS that were purchased at a discount to par value and were rated below AA at the time of purchase is recognized based on the security's effective interest rate. The effective interest rate on these securities is based on the projected cash flows from each security, which are estimated based on the Company's observation of current information and events and include assumptions related to interest rates, prepayment rates, and the timing and amount of credit losses. On at least a quarterly basis, the Company reviews and, if appropriate, makes adjustments to its cash flow projections based on input and analysis received from external sources, internal models, and its judgment about interest rates, prepayment rates, the timing and amount of credit losses, and other factors. Changes in cash flows from those originally projected, or from those estimated at the last evaluation, may result in a prospective change in the yield/interest income recognized on such securities. Actual maturities of the available-for-sale securities are affected by the contractual lives of the associated mortgage collateral, periodic payments of principal, and prepayments of principal. Therefore actual maturities of available-for-sale securities are generally shorter than stated contractual maturities. Stated contractual maturities are generally greater than ten years. There can be no assurance that the Company's assumptions used to estimate future cash flows or the current period's yield for each asset would not change in the near term, and the change could be material.

Based on the projected cash flows from the Company's non-Agency RMBS purchased at a discount to par value, a portion of the purchase discount may be designated as credit protection against future credit losses and, therefore, not accreted into interest income. The amount designated as credit discount may be adjusted over time, based on the actual performance of the security, its underlying collateral, actual and projected cash flow from such collateral, economic conditions, and other factors. If the performance of a security with a credit discount is more favorable than forecasted, a portion of the amount designated as credit discount may be accreted into interest income prospectively. Conversely, if the performance of a security with a credit discount is less favorable than forecasted, an impairment charge and write-down of such security to a new cost basis results.

Impairment

The Company evaluates its investment securities, on a quarterly basis, to assess whether a decline in the fair value of an available-for-sale security below the Company's amortized cost basis is an other-than-temporary impairment ("OTTI"). The presence of OTTI is based upon a fair value decline below a security's amortized cost basis and a corresponding adverse change in expected cash flows due to credit related factors as well as non-credit factors, such as changes in interest rates and market spreads. Impairment is considered other-than-temporary if an entity (i) intends to sell the security, (ii) will more likely than not be required to sell the security before it recovers in value, or (iii) does not expect to recover the security's amortized cost basis, even if the entity does not intend to sell the security. Under these scenarios, the impairment is other-than-temporary and the full amount of impairment should be recognized currently in earnings and the cost basis of the investment security is adjusted. However, if an entity does not intend to sell the impaired debt security and it is more likely than not that it will not be required to sell before recovery, the OTTI should be separated into (i) the estimated amount relating to credit loss ("credit" component), and (ii) the amount relating to all other factors ("non-credit" component). Only the estimated credit loss amount is recognized currently in earnings, with the remainder of the loss amount recognized in other comprehensive income. The difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income in accordance with the effective interest method.

Equity Securities, at Fair Value

In exchange for the contribution of the Company's equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay on December 19, 2012, the Company received shares of common stock of Silver Bay. The Company has classified the securities as equity securities on the balance sheet and has elected the fair value option for accounting purposes. The securities are valued using the closing market price at period end. See Note 12 - *Fair Value* of these notes to the financial statements for details on fair value measurement.

Mortgage Loans Held-for-Sale

Mortgage loans held-for-sale are reported at fair value as a result of a fair value option election. Fair value is determined under the guidance of ASC 820. The Company determines the fair value of its mortgage loans held-for-sale by type of loan and the determination is generally based on current secondary market pricing or cash flow models using market-based yield requirements. See Note 12 - *Fair Value* of these notes to the financial statements for details on fair value measurement. The Company classifies mortgage loans held-for-sale based on management's intent to sell them in the secondary whole loan market or include them in a securitization.

Interest income on mortgage loans held-for-sale is recognized at the loan coupon rate. Loans are considered past due when they are 30 days past their contractual due date. Interest income recognition is suspended when mortgage loans are placed on nonaccrual status. Generally, mortgage loans are placed on nonaccrual status when delinquent for more than 60 days or when determined not to be probable of full collection. Interest accrued, but not collected, at the date mortgage loans are placed on nonaccrual is reversed and subsequently recognized only to the extent it is received in cash or until it qualifies for return to accrual status. However, where there is doubt regarding the ultimate collectability of loan principal, all cash received is applied to reduce the carrying value of such loans. Mortgage loans are restored to accrual status only when contractually current or the collection of future payments is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents include cash held in bank accounts and cash held in money market funds on an overnight basis.

Restricted Cash

Restricted cash represents the Company's cash held by counterparties as collateral against the Company's securities, derivatives and/or repurchase agreements. Also included is the cash balance held pursuant to a letter of credit on the New York office lease. Cash held by counterparties as collateral, which resides in non-interest bearing accounts, is not available to the Company for general corporate purposes, but may be applied against amounts due to securities, derivatives or repurchase counterparties or returned to the Company when the collateral requirements are exceeded or, at the maturity of the derivative or repurchase agreement.

Accrued Interest Receivable

Accrued interest receivable represents interest that is due and payable to the Company. Cash interest is generally received within thirty days of recording the receivable.

Due from/to Counterparties, net

Due from Counterparties includes cash held by counterparties for payment of principal and interest as well as cash held by counterparties as collateral against the Company's derivatives and/or repurchase agreements but represents excess capacity and deemed unrestricted and a receivable from the counterparty as of the balance sheet date. Due to counterparties includes cash payable by the Company upon settlement of trade positions as well as cash deposited to and held by the Company as collateral against the Company's derivatives and/or repurchase agreements but represents a payable to the counterparty as of the balance sheet date.

Derivative Financial Instruments, at Fair Value

In accordance with codified guidance of ASC 815 - *Derivatives and Hedging* ("ASC 815"), all derivative financial instruments, whether designated for hedging relationships or not, are recorded on the consolidated balance sheet as assets or liabilities and carried at fair value.

At the inception of a derivative contract, the Company determines whether the instrument will be part of a qualifying hedge accounting relationship or whether the Company will account for the contract as a trading instrument. Due to the volatility of the credit markets and difficulty in effectively matching pricing or cash flows, the Company has elected to treat all current derivative contracts as trading instruments. Changes in fair value as well as the accrual and settlement of interest associated with derivatives accounted for as trading instruments are reported in the consolidated statements of comprehensive income as loss on interest rate swap and swaption agreements or (loss) gain on other derivative instruments depending on the type of derivative instrument.

The Company enters into interest rate derivative contracts for a variety of reasons, including minimizing significant fluctuations in earnings or market values on certain assets or liabilities that may be caused by changes in interest rates. The Company may, at times, enter into various forward contracts including short securities, Agency to-be-announced securities ("TBAs"), options, futures, swaps, and caps. Due to the nature of these instruments, they may be in a receivable/asset position or a payable/liability position at the end of an accounting period. Amounts payable to, and receivable from, the same party under contracts may be offset as long as the following conditions are met: (a) each of the two parties owes the other determinable amounts; (b) the reporting party has the right to offset the amount owed with the amount owed by the other party; (c) the reporting party intends to offset; and (d) the right of offset is enforceable by law. If the aforementioned conditions are not met, amounts payable to and receivable from are presented by the Company on a gross basis in the consolidated balance sheet.

The Company has provided specific disclosure regarding the location and amounts of derivative instruments in the financial statements and how derivative instruments and related hedged items are accounted for. See Note 10 - *Derivative Instruments and Hedging Activities* of these notes to the consolidated financial statements.

Property and Equipment

Property and equipment, stated at cost, net of accumulated depreciation, are reported in other assets in the Company's consolidated balance sheets. Included in property and equipment are certain furniture and fixtures, leasehold improvements, and information technology hardware and software. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets, which is generally three years.

Repurchase Agreements

The Company finances the acquisition of certain of its investment securities and mortgage loans through the use of repurchase agreements. The repurchase agreements are generally short-term debt, which expire within one year. As of December 31, 2012, certain of the Company's repurchase agreements have contractual terms of greater than one year, and are considered long-term debt. Borrowings under repurchase agreements generally bear interest rates of a specified margin over one-month LIBOR and are generally uncommitted. The repurchase agreements are treated as collateralized financing transactions and are carried at their contractual amounts, as specified in the respective agreements.

Accrued Interest Payable

Accrued interest payable represents interest that is due and payable to third parties. Interest is generally paid within thirty days to three months of recording the payable, based upon the Company's remittance requirements.

Deferred Tax Assets and Liabilities

Income recognition for GAAP and tax differ in certain respects. These differences often reflect differing accounting treatments for tax and GAAP, such as accounting for discount and premium amortization, credit losses, asset impairments, recognition of certain operating expenses and certain valuation estimates. Some of these differences are temporary in nature and create timing mismatches between when taxable income is earned and the tax is paid versus when the GAAP income is recognized and the tax provision is recorded. Some of these differences are permanent since certain income (or expense) may be recorded for tax but not for GAAP (or vice-versa). One such significant permanent difference is the Company's ability as a REIT to deduct dividends paid to stockholders as an expense for tax, but not for GAAP.

As a result of these temporary differences, the Company's taxable REIT subsidiaries, or TRSs, may recognize taxable income in periods prior or subsequent to when it recognizes income for GAAP. When this occurs, the TRSs pay or defer the tax liability and establish deferred tax assets or deferred tax liabilities, respectively, for GAAP.

As the income is subsequently realized in future periods under GAAP, the deferred tax asset is recognized as an expense. Alternatively, as the TRSs realize the deferred taxable income, the deferred tax liability is recognized as a reduction to taxable income. The Company's deferred tax assets and/or liabilities are generated solely by differences in GAAP and taxable income at our taxable subsidiaries. GAAP and tax differences in the REIT may create additional deferred tax assets to the extent the Company does not distribute all of its taxable income.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code ("Code") and the corresponding provisions of state law. To qualify as a REIT, the Company must distribute at least 90% of its annual REIT taxable income to stockholders (not including taxable income retained in its taxable subsidiaries) within the time frame set forth in the tax Code and the Company must also meet certain other requirements. In addition, because certain activities, if performed by the Company, may cause the Company to earn income which is not qualifying for the REIT gross income tests, the Company has formed TRSs, as defined in the Code, to engage in such activities. These TRSs' activities are subject to income taxes as well as any REIT taxable income not distributed to stockholders.

The Company assesses its tax positions for all open tax years and determines whether the Company has any material unrecognized liabilities in accordance with ASC 740, *Income Taxes*. The Company records these liabilities to the extent the Company deems them more likely than not to be incurred. The Company classifies interest and penalties on material uncertain tax positions as interest expense and operating expense, respectively, in its consolidated statements of comprehensive income.

Earnings (Loss) Per Share

Basic and diluted earnings per share are computed by dividing net income attributable to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period. For both basic and diluted per share calculations, potential common shares represents issued and unvested shares of restricted stock, which have full rights to the common stock dividend declarations of the Company. For diluted per share calculations, potential common shares also includes dilutive warrants if the weighted average market value per share of the Company's common stock was above the strike price of the warrants during the period presented. In accordance with ASC 260 *Earnings Per Share* ("ASC 260"), if there is a loss from continuing operations, the common stock equivalents are deemed anti-dilutive and earnings (loss) per share is calculated excluding the potential common shares.

Other Comprehensive Income (Loss)

Current period net unrealized gains and losses on available-for-sale securities are reported as components of accumulated other comprehensive income (loss) on our consolidated statements of stockholders' equity and in the statement of comprehensive income. Net unrealized gains and losses on securities held by our taxable subsidiaries that are reported in accumulated other comprehensive income (loss) are adjusted for the effects of taxation and may create deferred tax assets or liabilities.

Equity Incentive Plan

The Company adopted an equity incentive plan in 2009 which provides incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including PRCM Advisers LLC and its affiliates. The 2009 equity incentive plan is administered by the compensation committee of the Company's board of directors. The 2009 equity incentive plan permits the granting of restricted shares of common stock, phantom shares, dividend equivalent rights and other equity-based awards.

The cost of equity awards is determined in accordance with ASC 718, *Compensation - Stock Compensation* ("ASC 718") and amortized over the vesting term using an accelerated method.

Recently Issued and/or Adopted Accounting Standards

Comprehensive Income

In June 2011, the Financial Accounting Standards Board, or FASB, issued ASU No. 2011-05, which amends ASC 820, *Comprehensive Income.* The amendments are intended to make the presentation of items within Other Comprehensive Income (OCI) more prominent. ASU 2011-05 eliminates the option to present components of OCI in the statement of changes in stockholders' equity and requires companies to present all non-owner changes in stockholders' equity either as a single continuous statement of comprehensive income or as two separate but consecutive statements. In addition, reclassification adjustments between OCI and net income must be presented separately on the face of the financial statements. The new guidance does not change the components of OCI or the calculation of earnings per share. ASU 2011-05 is effective for the first interim or annual period beginning on or after December 15, 2011. Adopting this ASU did not have any impact on the Company's consolidated financial condition or results of operations. On December 23, 2011, the FASB issued ASU 2011-12, which defers those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments. This was done to allow the FASB time to re-deliberate whether to present on the face of the financial statements the effects of reclassification out of accumulated OCI on the components of net income and comprehensive income for all periods presented. No other requirements under ASU 2011-05 are affected by this update.

Fair Value

In May 2011, the FASB issued ASU No. 2011-04, which amends ASC 820, *Fair Value Measurements.* The amendments in this ASU clarify the requirements for measuring fair value and disclosing information about fair value. It is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with GAAP and International Financial Reporting Standards, or IFRS. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. Adopting this ASU did not have any impact on the Company's consolidated financial condition or results of operations, but did impact financial statement disclosures.

Offsetting Assets and Liabilities

In December 2011, the FASB issued ASU No. 2011-11, which amends ASC 210, *Balance Sheet.* The amendments in this ASU enhance disclosures required by U.S. GAAP by requiring improved information about financial instruments and derivative instruments that are either (1) offset in accordance with ASC 210, *Balance Sheet* or ASC 815, *Other Presentation Matters* or (2) subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 is effective for the first interim or annual period beginning on or after January 1, 2013. We anticipate that adopting this ASU will not have a material impact on the Company's consolidated financial condition or results of operations.

Note 3. Discontinued Operations

On December 19, 2012, the Company completed the contribution of its equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay. Two Harbors Property Investment LLC previously housed the Company's portfolio of single-family rental properties. As the Company will not have any significant continuing involvement in Two Harbors Property Investment LLC, all of the associated operating results were removed from continuing operations and are presented separately as discontinued operations for the years ended December 31, 2012 and 2011.

Summarized financial information for the discontinued operations are presented below.

	Year Ended December 31, 2012	2011	2010
Income:			
Gain on contribution of entity	$ 10,641	$ —	$ —
Real estate related revenues	2,730	—	—
Total income	13,371	—	—
Expenses:			
Management fees	1,579	—	—
Real estate related expenses	4,731	—	—
Other operating expenses	2,571	89	—
Total expenses	8,881	89	—
Income (loss) from discontinued operations	$ 4,490	$ (89)	$ —

The excess of the fair value of Silver Bay common stock received over the carrying value of the investment in real estate through Two Harbors Property Investment LLC and contributed by the Company has been recognized as a gain on contribution of entity.

Note 4. Available-for-Sale Securities, at Fair Value

The following table presents the Company's available-for-sale, or AFS, investment securities by collateral type, which were carried at their fair value as of December 31, 2012 and December 31, 2011:

(in thousands)	December 31, 2012	December 31, 2011
Mortgage-backed securities:		
Agency		
Federal Home Loan Mortgage Corporation	$ 3,608,272	$ 1,609,003
Federal National Mortgage Association	5,130,965	2,414,637
Government National Mortgage Association	2,272,866	1,029,517
Non-Agency	2,654,851	1,196,095
Total mortgage-backed securities	$ 13,666,954	$ 6,249,252

At December 31, 2012 and December 31, 2011, the Company pledged investment securities with a carrying value of $12.8 billion and $6.2 billion, respectively, as collateral for repurchase agreements. See Note 13 - *Repurchase Agreements*.

At December 31, 2012 and December 31, 2011, the Company did not have any securities purchased from and financed with the same counterparty that did not meet the conditions of ASC 860, *Transfers and Servicing,* to be considered linked transactions and therefore classified as derivatives.

The following tables present the amortized cost and carrying value (which approximates fair value) of AFS securities by collateral type as of December 31, 2012 and December 31, 2011:

	December 31, 2012		
(in thousands)	Agency	Non-Agency	Total
Face Value	$ 11,934,492	$ 4,503,999	$ 16,438,491
Unamortized premium	749,252	—	749,252
Unamortized discount			
Designated credit reserve	—	(1,290,946)	(1,290,946)
Net, unamortized	(1,929,811)	(996,490)	(2,926,301)
Amortized Cost	10,753,933	2,216,563	12,970,496
Gross unrealized gains	276,293	448,403	724,696
Gross unrealized losses	(18,123)	(10,115)	(28,238)
Carrying Value	$ 11,012,103	$ 2,654,851	$ 13,666,954

	December 31, 2011		
(in thousands)	Agency	Non-Agency	Total
Face Value	$ 5,692,754	$ 2,667,929	$ 8,360,683
Unamortized premium	279,640	—	279,640
Unamortized discount			
Designated credit reserve	—	(782,606)	(782,606)
Net, unamortized	(1,008,780)	(540,969)	(1,549,749)
Amortized Cost	4,963,614	1,344,354	6,307,968
Gross unrealized gains	108,864	11,881	120,745
Gross unrealized losses	(19,321)	(160,140)	(179,461)
Carrying Value	$ 5,053,157	$ 1,196,095	$ 6,249,252

The following tables present the carrying value of the Company's AFS investment securities by rate type as of December 31, 2012 and December 31, 2011:

	December 31, 2012		
(in thousands)	Agency	Non-Agency	Total
Adjustable Rate	$ 188,429	$ 2,334,950	$ 2,523,379
Fixed Rate	10,823,674	319,901	11,143,575
Total	$ 11,012,103	$ 2,654,851	$ 13,666,954

	December 31, 2011		
(in thousands)	Agency	Non-Agency	Total
Adjustable Rate	$ 231,678	$ 995,014	$ 1,226,692
Fixed Rate	4,821,479	201,081	5,022,560
Total	$ 5,053,157	$ 1,196,095	$ 6,249,252

When the Company purchases a credit-sensitive AFS security at a significant discount to its face value, the Company often does not amortize into income a significant portion of this discount that the Company is entitled to earn because it does not expect to collect it due to the inherent credit risk of the security. The Company may also record an other-than-temporary impairment, or OTTI, for a portion of its investment in the security to the extent the Company believes that the amortized cost will exceed the present value of expected future cash flows. The amount of principal that the Company does not amortize into income is designated as an off balance sheet credit reserve on the security, with unamortized net discounts or premiums amortized into income over time to the extent realizable.

The following table presents the changes for the year ended December 31, 2012 and 2011 of the unamortized net discount and designated credit reserves on non-Agency AFS securities.

	Year Ended December 31,					
	2012			2011		
(in thousands)	Designated Credit Reserve	Unamortized Net Discount	Total	Designated Credit Reserve	Unamortized Net Discount	Total
Beginning balance at January 1	$ (782,606)	$ (540,969)	$(1,323,575)	$ (145,855)	$ (129,992)	$ (275,847)
Acquisitions	(634,890)	(553,868)	(1,188,758)	(651,726)	(491,290)	(1,143,016)
Accretion of net discount	493	135,988	136,481	—	54,466	54,466
Realized credit losses	47,344	—	47,344	6,055	—	6,055
Reclassification adjustment for other-than-temporary impairments	(10,952)	—	(10,952)	(5,102)	—	(5,102)
Transfers from (to)	65,401	(65,401)	—	579	(579)	—
Sales, calls, other	24,264	27,760	52,024	13,443	26,426	39,869
Ending balance at December 31	$(1,290,946)	$ (996,490)	$(2,287,436)	$ (782,606)	$ (540,969)	$(1,323,575)

The following table presents the components comprising the carrying value of AFS securities not deemed to be other than temporarily impaired by length of time the securities had an unrealized loss position as of December 31, 2012 and December 31, 2011. At December 31, 2012, the Company held 1,493 AFS securities, of which 250 were in an unrealized loss position for less than twelve consecutive months and 47 were in an unrealized loss position for more than twelve consecutive months. At December 31, 2011, the Company held 854 AFS securities, of which 264 were in an unrealized loss position for less than twelve months and 20 were in an unrealized loss position for more than twelve consecutive months.

	Less than 12 Months		Unrealized Loss Position for 12 Months or More		Total	
(in thousands)	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
December 31, 2012	$ 2,548,995	$ (18,610)	$ 52,689	$ (9,628)	$ 2,601,684	$ (28,238)
December 31, 2011	$ 1,277,120	$ (175,348)	$ 15,608	$ (4,113)	$ 1,292,728	$ (179,461)

Evaluating AFS Securities for Other-Than-Temporary Impairments

In order to evaluate AFS securities for OTTI, the Company determines whether there has been a significant adverse quarterly change in the cash flow expectations for a security. The Company compares the amortized cost of each security in an unrealized loss position against the present value of expected future cash flows of the security. The Company also considers whether there has been a significant adverse change in the regulatory and/or economic environment as part of this analysis. If the amortized cost of the security is greater than the present value of expected future cash flows using the original yield as the discount rate, an other-than-temporary credit impairment has occurred. If the Company does not intend to sell and is not more likely than not required to sell the security, the credit loss is recognized in earnings and the balance of the unrealized loss is recognized in other comprehensive income. If the Company intends to sell the security or will be more likely than not required to sell the security, the full unrealized loss is recognized in earnings.

The Company recorded an $11.0 million other-than-temporary credit impairment during the year ended December 31, 2012 on a total of 33 non-Agency RMBS where the future expected cash flows for each security was less than its amortized cost. As of December 31, 2012, the impaired securities had weighted average cumulative losses of 6.8%, weighted average three-month prepayment speed of 2.91, weighted average 60+ day delinquency of 35.8% of the pool balance, and weighted average FICO score of 649. At December 31, 2012, the Company did not intend to sell the securities and determined that it was not more likely than not that the Company will be required to sell the securities, therefore, only the projected credit loss was recognized in earnings. During the year ended December 31, 2011, the Company recorded a $5.1 million other-than-temporary credit impairment on 13 non-Agency RMBS where the future expected cash flows for each security was less than its amortized cost. The Company did not record an other-than-temporary credit impairment during the year ended December 31, 2010.

The following table presents the changes in OTTI included in earnings for years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Cumulative credit loss at beginning of year	$ (5,102)	$ —	$ —
Additions:			
Other-than-temporary impairments not previously recognized	(9,537)	(5,102)	—
Increases related to other-than-temporary impairments on securities with previously recognized other-than-temporary impairments	(1,415)	—	—
Reductions:			
Decreases related to other-than-temporary impairments on securities paid down	250	—	—
Decreases related to other-than-temporary impairments on securities sold	243	—	—
Cumulative credit loss at end of year	$ (15,561)	$ (5,102)	$ —

Cumulative credit losses related to OTTI may be reduced for securities sold as well as for securities that mature, pay down, or are prepaid such that the outstanding principal balance is reduced to zero. Additionally, increases in cash flows expected to be collected over the remaining life of the security cause a reduction in the cumulative credit loss.

Gross Realized Gains and Losses

Gains and losses from the sale of AFS securities are recorded as realized gains (losses) within gain on investment securities, net in the Company's consolidated statements of comprehensive income. For the years ended December 31, 2012 and 2011, the Company sold AFS securities for $3.4 billion and $1.0 billion with an amortized cost of $3.3 billion and $1.0 billion, for net realized gains of $112.9 million and $29.7 million, respectively.

The following table presents the gross realized gains and losses on sales of AFS securities for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands)	2012	2011	2010
Gross realized gains	$ 115,750	$ 29,983	$ 6,607
Gross realized losses	(2,859)	(316)	(332)
Total realized gains on sales, net	$ 112,891	$ 29,667	$ 6,275

Note 5. Trading Securities, at Fair Value

The Company holds U.S. Treasuries in a taxable REIT subsidiary and classifies these securities as trading instruments due to short-term investment objectives. As of December 31, 2012 and December 31, 2011, the Company held U.S. Treasuries with an amortized cost of $1.0 billion and a fair value of $1.0 billion for both periods classified as trading securities. The unrealized gains included within trading securities were $5.0 million and $3.1 million as of December 31, 2012 and December 31, 2011, respectively.

For the years ended December 31, 2012 and December 31, 2011, the Company sold trading securities for $1.0 billion and $1.2 billion with an amortized cost of $1.0 billion and $1.2 billion, resulting in realized gains of $1.7 million and $3.3 million, respectively, on the sale of these securities. For the years ended December 31, 2012 and December 31, 2011, trading securities experienced unrealized gains of $2.0 million and $3.5 million, respectively. Both realized and unrealized gains and losses are recorded as a component of gains on investment securities, net in the Company's consolidated statements of comprehensive income.

At December 31, 2012, the Company pledged trading securities with a carrying value of $1.0 billion as collateral for repurchase agreements. See Note 13 - *Repurchase Agreements.*

Note 6. Equity Securities, at Fair Value

Equity securities consists of shares of Silver Bay common stock carried at fair value as a result of a fair value option election. In exchange for the contribution of the Company's equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC, to Silver Bay on December 19, 2012, the Company received 17,824,647 shares of common stock, or 47.7%, of Silver Bay at the initial public offering price of $18.50. The following table presents the carrying value of the Company's equity securities as of December 31, 2012:

(in thousands)	December 31, 2012
Initial carrying value	$ 329,756
Unrealized gain	5,882
Carrying value	$ 335,638

Note 7. Mortgage Loans Held-for-Sale, at Fair Value

Mortgage loans held-for-sale consists of residential mortgage loans carried at fair value as a result of a fair value option election. The following table presents the carrying value of the Company's mortgage loans held-for-sale as of December 31, 2012 and December 31, 2011:

(in thousands)	December 31, 2012	December 31, 2011
Unpaid principal balance	$ 56,976	$ 5,655
Fair value adjustment	1,631	127
Carrying value	$ 58,607	$ 5,782

At December 31, 2012, the Company pledged mortgage loans with a carrying value of $52.5 million as collateral for repurchase agreements. See Note 13 - *Repurchase Agreements.*

Note 8. Restricted Cash

The Company is required to maintain certain cash balances with counterparties for broker activity and collateral for the Company's repurchase agreements in non-interest bearing accounts. The Company has also placed cash in a restricted account pursuant to a letter of credit on an office space lease.

The following table presents the Company's restricted cash balances as of December 31, 2012 and December 31, 2011:

(in thousands)	December 31, 2012	December 31, 2011
Restricted cash balances held by trading counterparties:		
For securities trading activity	$ 9,000	$ 9,000
For derivatives trading activity	208,669	62,784
As restricted collateral for repurchase agreements	84,307	94,803
	301,976	166,587
Restricted cash balance pursuant to letter of credit on office lease	346	—
Total	$ 302,322	$ 166,587

Note 9. Accrued Interest Receivable

The following table presents the Company's accrued interest receivable by collateral type:

(in thousands)	December 31, 2012	December 31, 2011
Accrued Interest Receivable:		
U.S. Treasuries	$ 1,119	$ 1,003
Mortgage-backed securities:		
Agency		
Federal Home Loan Mortgage Corporation	11,888	5,844
Federal National Mortgage Association	17,101	9,770
Government National Mortgage Association	8,962	4,454
Non-Agency	3,296	2,328
Total mortgage-backed securities	41,247	22,396
Mortgage loans held-for-sale	247	38
Total	$ 42,613	$ 23,437

Note 10. Derivative Instruments and Hedging Activities

The Company enters into a variety of derivative and non-derivative instruments in connection with its risk management activities. The Company's primary objective for executing these derivatives and non-derivative instruments is to mitigate the Company's economic exposure to future events that are outside its control. The Company's derivative financial instruments are utilized principally to manage market risk and cash flow volatility associated with interest rate risk (including associated prepayment risk) related to certain assets and liabilities. As part of its risk management activities, the Company may, at times, enter into various forward contracts including short securities, Agency to-be-announced securities, or TBAs, options, futures, swaps, caps, and credit default swaps. In executing on the Company's current risk management strategy, the Company has entered into interest rate swap and swaption agreements, and credit default swaps. At times, the Company may use TBAs for risk management or other purposes. The Company has also entered into a number of non-derivative instruments to manage interest rate risk, principally U.S. Treasuries and Agency interest-only securities.

The following summarizes the Company's significant asset and liability classes, the risk exposure for these classes, and the Company's risk management activities used to mitigate certain of these risks. The discussion includes both derivative and non-derivative instruments used as part of these risk management activities. While the Company uses non-derivative and derivative instruments to achieve the Company's risk management activities, it is possible that these instruments will not effectively mitigate all or a substantial portion of the Company's market rate risk. In addition, the Company might elect, at times, not to enter into certain hedging arrangements in order to maintain compliance with REIT requirements.

Balance Sheet Presentation

The following tables present the gross fair value and notional amounts of the Company's derivative financial instruments treated as trading instruments as of December 31, 2012 and December 31, 2011.

(in thousands)	December 31, 2012			
	Derivative Assets		Derivative Liabilities	
Trading instruments	Fair Value	Notional	Fair Value	Notional
Inverse interest-only securities	$ 304,975	$ 1,909,351	$ —	$ —
Interest rate swap agreements	—	—	(129,055)	14,070,000
Credit default swap agreements	52,906	438,440	—	—
Swaptions	102,048	4,950,000	—	—
TBAs	1,917	2,414,000	(239)	139,000
Forward purchase commitment	234	56,865	—	—
Total	$ 462,080	$ 9,768,656	$ (129,294)	$ 14,209,000

(in thousands)	December 31, 2011			
	Derivative Assets		Derivative Liabilities	
Trading instruments	**Fair Value**	**Notional**	**Fair Value**	**Notional**
Inverse interest-only securities	$ 157,421	$ 1,131,084	$ —	$ —
Interest rate swap agreements	—	—	(28,790)	5,810,000
Credit default swap agreements	86,136	544,699	(14,638)	154,812
Swaptions	5,635	2,900,000	—	—
TBAs	2,664	275,000	(5,652)	850,000
Forward sale commitment	—	5,202	—	—
Total	$ 251,856	$ 4,855,985	$ (49,080)	$ 6,814,812

The following table provides the average outstanding notional amounts of the Company's derivative financial instruments treated as trading instruments for the years ended December 31, 2012 and December 31, 2011.

(in thousands)	Year Ended December 31,			
	2012		2011	
Trading instruments	**Derivative Assets**	**Derivative Liabilities**	**Derivative Assets**	**Derivative Liabilities**
Inverse interest-only securities	$ 1,741,380	$ —	$ 885,734	$ —
Interest rate swap agreements	—	9,891,749	—	3,667,493
Credit default swaps	563,434	68,541	250,894	135,952
Swaptions	4,023,639	—	1,619,452	—
TBAs	546,429	526,085	313,630	726,781
Short treasuries	—	11,749	—	—
Forward purchase commitment	94,855	—	—	—
Forward sale commitment	2,395	—	128	—

Comprehensive Income Statement Presentation

The Company has not applied hedge accounting to its current derivative portfolio held to mitigate the interest rate risk associated with its debt portfolio. As a result, the Company is subject to volatility in its earnings due to movement in the unrealized gains and losses associated with its interest rate swaps and its other derivative instruments.

The following table summarizes the location and amount of gains and losses on derivative instruments reported in the consolidated statements of comprehensive income on its derivative instruments:

(in thousands)

Trading Instruments	**Location of Gain/(Loss) Recognized in Income on Derivatives**	**Amount of Gain/(Loss) Recognized in Income on Derivatives**		
		Year Ended December 31,		
		2012	**2011**	**2010**
Risk Management Instruments				
Interest Rate Contracts				
Investment securities - RMBS	(Loss) gain on other derivative instruments	$ (30,897)	$ 91	$ 2,711
Investment securities - U.S. Treasuries and TBA contracts	Loss on interest rate swap and swaption agreements	(13,056)	6,112	(2,047)
Mortgage loans held-for-sale	Gain on mortgage loans	2,370	—	—
Repurchase agreements	Loss on interest rate swap and swaption agreements	(146,719)	(92,881)	(4,297)
Credit default swaps - Receive protection	(Loss) gain on other derivative instruments	(61,935)	11,409	—
Non-Risk Management Instruments				
Credit default swaps - Provide protection	(Loss) gain on other derivative instruments	11,988	(8,137)	(44)
Inverse interest-only securities	(Loss) gain on other derivative instruments	41,706	23,392	4,489
Short treasuries	(Loss) gain on other derivative instruments	(1,768)	—	—
Total		$ (198,311)	$ (60,014)	$ 812

For the years ended December 31, 2012 and 2011, the Company recognized $38.4 million and $24.9 million, respectively, of expenses for the accrual and/or settlement of the net interest expense associated with its interest rate swaps. The expenses result from generally paying a fixed interest rate on an average $9.9 billion and $3.7 billion notional, respectively, to hedge a portion of the Company's interest rate risk on its short-term repurchase agreements, funding costs, and macro-financing risk and generally receiving LIBOR interest.

For the years ended December 31, 2012 and 2011, the Company terminated, had agreements mature, or had options expire on a total of 26 and 32 interest rate swap and swaption positions of $4.5 billion and $3.2 billion notional, respectively. Upon settlement of the early terminations, contractual maturities and option expirations, the Company paid $1.6 million and $6.0 million in full settlement of its net interest spread liability and recognized $29.6 million and $17.0 million in realized losses on the swaps and swaptions, respectively, including early termination penalties.

For the years ended December 31, 2012 and 2011, the Company terminated a total of 18 and 3 credit default swap positions totaling $825.0 million and $175.0 million notional, respectively. Upon settlement of the early terminations, the Company paid $2.9 million and $1.1 million, respectively, in full settlement of its net interest spread payable and recognized $17.6 million in realized losses and $4.6 million in realized gains for the years ended December 31, 2012 and 2011, respectively, on the credit default swaps, including early termination penalties.

Cash flow activity related to derivative instruments is reflected within the operating activities and investing activities sections of the consolidated statements of cash flows. Derivative fair value adjustments are reflected within the unrealized loss (gain) on interest rate swaps and swaptions, unrealized loss (gain) on other derivative instruments, and gain on mortgage loans line items within the operating activities section of the consolidated statements of cash flows. Realized losses on interest rate swap and swaption agreements are reflected within the loss on termination of interest rate swaps and swaptions line item within the operating activities section of the consolidated statements of cash flows. The remaining cash flow activity related to derivative instruments is reflected within the purchases of other derivative instruments, proceeds from sales of other derivative instruments, and increase (decrease) in due to counterparties, net line items within the investing activities section of the consolidated statements of cash flows.

Interest Rate Sensitive Assets/Liabilities

Available-for-sale Securities - The Company's RMBS investment securities are generally subject to change in value when mortgage rates decline or increase, depending on the type of investment. Rising mortgage rates generally result in a slowing of refinancing activity, which slows prepayments and results in a decline in the value of the Company's fixed-rate Agency pools. To mitigate the impact of this risk, the Company maintains a portfolio of financial instruments, primarily fixed-rate interest-only securities, which increase in value when interest rates increase. In addition, the Company has initiated TBA positions to further mitigate its exposure to increased prepayment speeds. The objective is to reduce the risk of losses to the portfolio caused by interest rate changes and changes in prepayment speeds.

As of December 31, 2012 and December 31, 2011, the Company had outstanding fair value of $77.3 million and $48.4 million, respectively, of interest-only securities in place to economically hedge its investment securities. These interest-only securities are included in AFS securities, at fair value, in the consolidated balance sheets. In addition, the Company held TBA positions with $1.8 billion and $275.0 million in long notional, and an additional $800.0 million and $850.0 million in short notional as of December 31, 2012 and December 31, 2011, respectively. The Company discloses these on a gross basis according to the unrealized gain or loss position of each TBA contract regardless of long or short notional position. These contracts held a fair market value of $1.9 million and $2.7 million, included in derivative assets, at fair value, and $0.2 million and $5.7 million, included in derivative liabilities, at fair value, in the consolidated balance sheet as of December 31, 2012 and December 31, 2011, respectively.

Commitments to Purchase and/or Sell Mortgage Loans Held-for-Sale - Prior to a mortgage loan purchase, the Company may enter into forward purchase commitments with counterparties whereby the Company commits to purchasing the loans at a particular interest rate, provided the borrower elects to close the loan. These commitments to purchase mortgage loans have been defined as derivatives and are therefore recorded on the balance sheet as assets or liabilities and measured at fair value. Subsequent changes in fair value are recorded on the balance sheet as adjustments to the carrying value of these assets or liabilities with a corresponding adjustment recognized in current period earnings. As of December 31, 2012, the Company had entered into commitments to purchase $56.9 million of mortgage loans, subject to fallout if the loans do not close, with a fair value of $0.2 million at December 31, 2012.

The Company is exposed to interest rate risk on mortgage loans from the time it commits to purchase the mortgage loan until we acquire the loan from the originator and subsequently sell the loan to a third party. Changes in interest rates impact the market price for the mortgage loans. For example, as market interest rates decline, the value of mortgage loans held-for-sale increases, and vice versa. To mitigate the impact of this risk, the Company may from time to time enter into a forward sale commitment under the Forward AAA Securities Agreement, or the Forward Agreement, with Barclays Bank PLC, or Barclays, pursuant to which Barclays would purchase certain securities issued in connection with a potential securitization transaction involving mortgage loans subject to the Forward Agreement. As of December 31, 2011, one trade had been executed under the Forward Agreement with a notional of $5.2 million. No fair value was assigned to the derivative at December 31, 2011 as it was entered into at market terms at the end of the year. This trade was settled by the Company in the three months ended June 30, 2012. As of December 31, 2012, the Company had no additional trades under the Forward Agreement. The Company may also enter into other derivative contracts to hedge the interest rate risk related to the commitments to purchase mortgage loans, such as interest rate swaps, swaptions or TBAs.

Repurchase Agreements - The Company monitors its repurchase agreements, which are generally floating rate debt, in relationship to the rate profile of its investment securities. When it is cost effective to do so, the Company may enter into interest rate swap arrangements to align the interest rate composition of its investment securities and debt portfolios, specifically repurchase agreements with maturities of less than 6 months. Typically, the interest receivable terms (i.e., LIBOR) of the interest rate swaps match the terms of the underlying debt, resulting in an effective conversion of the rate of the related repurchase agreement from floating to fixed.

As of December 31, 2012 and December 31, 2011, the Company had the following outstanding interest rate swaps that were utilized as economic hedges of interest rate risk associated with the Company's short-term repurchase agreements:

(notional in thousands)

	December 31, 2012			
Swaps Maturities	**Notional Amounts**	**Average Fixed Pay Rate**	**Average Receive Rate**	**Average Maturity (Years)**
2013	$ 2,275,000	0.713%	0.458%	0.56
2014	1,675,000	0.644%	0.467%	1.57
2015	2,770,000	0.908%	0.435%	2.43
2016	1,940,000	0.874%	0.418%	3.46
2017 and Thereafter	3,910,000	0.960%	0.387%	4.72
Total	$ 12,570,000	0.850%	0.426%	2.85

(notional in thousands)

	December 31, 2011			
Swaps Maturities	**Notional Amount**	**Average Fixed Pay Rate**	**Average Receive Rate**	**Average Maturity (Years)**
2012	$ 25,000	0.868%	0.315%	0.98
2013	2,025,000	0.737%	0.368%	1.55
2014	1,275,000	0.670%	0.380%	2.72
2015	820,000	1.575%	0.329%	3.52
2016	240,000	2.156%	0.316%	4.32
Total	$ 4,385,000	0.952%	0.361%	2.41

The Company has also entered into interest rate swaps in combination with U.S. Treasuries to economically hedge funding cost risk. As of December 31, 2012 and December 31, 2011, the Company held $1.0 billion in fair value of U.S. Treasuries classified as trading securities and the following outstanding interest rate swaps:

(notional in thousands)

	December 31, 2012			
Swaps Maturities	**Notional Amounts**	**Average Fixed Pay Rate**	**Average Receive Rate**	**Average Maturity (Years)**
2015	$ 1,000,000	0.799%	0.434%	2.28
Total	$ 1,000,000			

(notional in thousands)

	December 31, 2011			
Swaps Maturities	**Notional Amounts**	**Average Fixed Pay Rate**	**Average Receive Rate**	**Average Maturity (Years)**
2013	$ 1,250,000	0.620%	0.339%	1.54
Total	$ 1,250,000			

As of December 31, 2012, the Company had the following outstanding interest rate swaps that were entered into in combination with TBA contracts to economically hedge mortgage interest rate exposure (or duration):

(notional in thousands)

December 31, 2012				
Swaps Maturities	Notional Amounts	Average Fixed Pay Rate	Average Receive Rate	Average Maturity (Years)
2014	$ 500,000	0.399%	0.356%	1.78
Total	$ 500,000			

As of December 31, 2012, all of the Company's interest rate swap contracts receive interest at a 1-month or 3-month LIBOR rate. As of December 31, 2011, all of the Company's interest rate swap contracts received interest at a 1-month or 3-month LIBOR rate, except the following interest rate swap entered in combination with TBA contracts to economically hedge mortgage basis widening where the Company paid interest at a 3-month LIBOR rate:

(notional in thousands)

December 31, 2011				
Swaps Maturities	Notional Amounts	Average Pay Rate	Average Fixed Receive Rate	Average Maturity (Years)
2016	$ 175,000	0.420%	1.772%	4.58
Total	$ 175,000			

Additionally, as of December 31, 2012 and December 31, 2011, the Company had the following outstanding interest rate swaptions (agreements to enter into interest rate swaps in the future for which the Company would pay a fixed rate) that were utilized as macro-economic hedges:

December 31, 2012

(notional and dollars in thousands)	Option				Underlying Swap			
Swaption	Expiration	Cost	Fair Value	Average Months to Expiration	Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Average Term (Years)
Payer	< 6 Months	$ 3,983	$ 30	5.37	$ 300,000	4.00%	3M Libor	10.0
Payer	≥ 6 Months	129,925	102,018	53.38	4,650,000	3.74%	3M Libor	9.7
Total Payer		$ 133,908	$ 102,048	53.38	$ 4,950,000	3.75%	3M Libor	9.8

December 31, 2011

(notional and dollars in thousands)	Option				Underlying Swap			
Swaption	Expiration	Cost	Fair Value	Average Months to Expiration	Notional Amount	Average Fixed Pay Rate	Average Receive Rate	Average Term (Years)
Payer	< 6 Months	$ 16,147	$ 4	4.97	$ 1,600,000	3.22%	3M Libor	3.7
Payer	≥ 6 Months	13,523	5,631	12.27	1,300,000	3.19%	3M Libor	6.5
Total Payer		$ 29,670	$ 5,635	12.26	$ 2,900,000	3.21%	3M Libor	4.9

The Company has not applied hedge accounting to its current derivative portfolio held to mitigate the interest rate risk associated with its debt portfolio. As a result, the Company is subject to volatility in its earnings due to movement in the unrealized gains and losses associated with its interest rate swaps and its other derivative instruments.

Foreign Currency Risk

In compliance with the Company's REIT requirements, the Company does not have exposure to foreign denominated assets or liabilities. As such, the Company is not subject to foreign currency risk.

Credit Risk

The Company's exposure to credit losses on its U.S. Treasuries and Agency portfolio of investment securities is limited because these securities are issued by the U.S. Department of the Treasury or government sponsored entities, or GSEs. The payment of principal and interest on the Freddie Mac and Fannie Mae mortgage-backed securities are guaranteed by those respective agencies, and the payment of principal and interest on the Ginnie Mae mortgage-backed securities are backed by the full faith and credit of the U.S. Government.

For non-Agency investment securities, the Company may enter into credit default swaps to hedge credit risk. In future periods, the Company could enhance its credit risk protection, enter into further paired derivative positions, including both long and short credit default swaps and/or seek opportunistic trades in the event of a market disruption (see "Non-Risk Management Activities" section). The Company also has processes and controls in place to monitor, analyze, manage and mitigate its credit risk with respect to non-Agency RMBS.

As of December 31, 2012, the Company held credit default swaps where the Company receives credit protection for a fixed premium. The maximum payouts for these credit default swaps are limited to the current notional amounts of each swap contract. Maximum payouts for credit default swaps do not represent the expected future cash requirements, as the Company's credit default swaps are typically liquidated or expire and are not exercised by the holder of the credit default swaps.

The following tables present credit default swaps where the Company is receiving protection held as of December 31, 2012 and December 31, 2011:

(notional and dollars in thousands)

December 31, 2012						
Protection	**Maturity Date**	**Average Implied Credit Spread**	**Current Notional Amount**	**Fair Value**	**Upfront Payable**	**Unrealized Gain/(Loss)**
Receive	9/20/2013	460.00	$ (45,000)	$ (264)	$ (3,127)	$ (3,391)
	12/20/2013	181.91	(105,000)	(198)	(3,225)	(3,423)
	6/20/2016	105.50	(100,000)	(1,940)	(260)	(2,200)
	12/20/2016	496.00	(25,000)	527	(4,062)	(3,535)
	5/25/2046	297.60	(163,440)	54,781	(71,114)	(16,333)
	Total	254.06	$ (438,440)	$ 52,906	$ (81,788)	$ (28,882)

(notional and dollars in thousands)

December 31, 2011						
Protection	**Maturity Date**	**Average Implied Credit Spread**	**Current Notional Amount**	**Fair Value**	**Upfront Payable**	**Unrealized Gain/(Loss)**
Receive	9/20/2013	460.00	$ (45,000)	$ 2,422	$ (3,127)	$ (705)
	12/20/2013	172.50	(105,000)	3,742	(3,225)	517
	6/20/2016	105.00	(150,000)	2,074	(355)	1,719
	12/20/2016	684.38	(125,000)	10,200	(13,062)	(2,862)
	5/25/2046	377.23	(119,699)	67,698	(57,322)	10,376
	Total	341.94	$ (544,699)	$ 86,136	$ (77,091)	$ 9,045

Derivative financial instruments contain an element of credit risk if counterparties are unable to meet the terms of the agreements. Credit risk associated with derivative financial instruments is measured as the net replacement cost should the counterparties that owe the Company under contracts completely fail to perform under the terms of these contracts, assuming there are no recoveries of underlying collateral, as measured by the market value of the derivative financial instruments. As of December 31, 2012, the fair value of derivative financial instruments as an asset and liability position was $462.1 million and $129.3 million, respectively.

The Company mitigates the credit risk exposure on derivative financial instruments by limiting the counterparties to those major banks and financial institutions that meet established credit guidelines, and the Company seeks to transact with several different counterparties in order to reduce the exposure to any single counterparty. Additionally, the Company reduces credit risk on the majority of its derivative instruments by entering into agreements that permit the closeout and netting of transactions with the same counterparty upon occurrence of certain events. To further mitigate the risk of counterparty default, the Company maintains collateral agreements with certain of its counterparties. The agreements require both parties to maintain cash deposits in the event the fair values of the derivative financial instruments exceed established thresholds. As of December 31, 2012, the Company has received cash deposits from counterparties of $114.1 million and placed cash deposits of $212.8 million in accounts maintained by counterparties, of which the amounts are netted on a counterparty basis and classified within restricted cash, due from counterparties, or due to counterparties on the consolidated balance sheet.

In accordance with ASC 815, as amended and interpreted, the Company records derivative financial instruments on its consolidated balance sheet as assets or liabilities at fair value. Changes in fair value are accounted for depending on the use of the derivative instruments and whether they qualify for hedge accounting treatment. Due to the volatility of the credit markets and difficulty in effectively matching pricing or cash flows, the Company has elected to treat all current derivative contracts as trading instruments.

Non-Risk Management Activities

The Company has entered into certain financial instruments that are considered derivative contracts under ASC 815 that are not for purposes of hedging. These contracts are currently limited to inverse interest-only RMBS, credit default swaps, and, on occasion, TBAs.

Inverse interest-only securities with a carrying value of $305.0 million, including accrued interest receivable of $3.7 million, are accounted for as derivative financial instruments in the consolidated financial statements. The following table presents the amortized cost and carrying value (which approximates fair value) of inverse interest-only securities as of December 31, 2012 and December 31, 2011:

(in thousands)	December 31, 2012	December 31, 2011
Face Value	$ 1,909,351	$ 1,131,084
Unamortized premium	—	—
Unamortized discount		
Designated credit reserve	—	—
Net, unamortized	(1,620,966)	(973,066)
Amortized Cost	288,385	158,018
Gross unrealized gains	21,616	4,606
Gross unrealized losses	(8,737)	(7,385)
Carrying Value	$ 301,264	$ 155,239

As of December 31, 2011, the Company also held credit default swaps where the Company provides credit protection for a fixed premium. The maximum payouts for these credit default swaps are limited to the current notional amounts of each swap contract. Maximum payouts for credit default swaps do not represent the expected future cash requirements, as the Company's credit default swaps are typically liquidated or expire and are not exercised by the holder of the credit default swaps. The Company did not hold any credit default swaps where the Company provides credit protection as of December 31, 2012.

The following table presents credit default swaps where the Company is providing protection held as of December 31, 2011:

(notional and dollars in thousands)

December 31, 2011						
Protection	Maturity Date	Average Implied Credit Spread	Current Notional Amount	Fair Value	Upfront (Payable)/ Receivable	Unrealized Loss
Provide	7/25/2036	358.71	$ 99,890	$ 2,733	$ (11,089)	$ (8,356)
	5/25/2046	146.18	54,922	(17,371)	13,574	(3,797)
		289.59	$ 154,812	$ (14,638)	$ 2,485	$ (12,153)

Note 11. Other Assets

Other assets as of December 31, 2012 and December 31, 2011 are summarized in the following table:

(in thousands)	December 31, 2012	December 31, 2011
Property and equipment at cost	$ 1,034	$ 322
Accumulated depreciation (1)	(251)	(39)
Net property and equipment	783	283
Prepaid expenses	1,411	722
Current income tax receivable	4,323	157
Deferred tax assets	44,184	6,391
Other receivables (2)	31,885	13
Total other assets	$ 82,586	$ 7,566

(1) Depreciation expense for the years ended December 31, 2012 and 2011 was $212,044 and $39,029, respectively.

(2) The majority of other receivables are amounts due from the Company's transfer agent for cash proceeds received upon exercise of warrants by warrantholders on December 31, 2012.

Note 12. Fair Value

Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity's own credit standing, when measuring fair value of a liability.

ASC 820 establishes a three level hierarchy to be used when measuring and disclosing fair value. An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three levels:

Level 1 Inputs are quoted prices in active markets for identical assets or liabilities as of the measurement date under current market conditions. Additionally, the entity must have the ability to access the active market and the quoted prices cannot be adjusted by the entity.

Level 2 Inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full-term of the assets or liabilities.

Level 3 Unobservable inputs are supported by little or no market activity. The unobservable inputs represent the assumptions that market participants would use to price the assets and liabilities, including risk. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

Following are descriptions of the valuation methodologies used to measure material assets and liabilities at fair value and details of the valuation models, key inputs to those models and significant assumptions utilized.

Investment securities - The Company holds a portfolio of AFS and trading securities that are carried at fair value in the consolidated balance sheet. AFS securities are primarily comprised of Agency and non-Agency RMBS while the Company's U.S. Treasuries are classified as trading securities. The Company determines the fair value of its U.S. Treasuries and Agency RMBS based upon prices obtained from third-party pricing providers or broker quotes received using bid price, which are deemed indicative of market activity. In determining the fair value of its non-Agency RMBS, management judgment is used to arrive at fair value that considers prices obtained from third-party pricing providers, broker quotes received and other applicable market data. If observable market prices are not available or insufficient to determine fair value due to principally illiquidity in the marketplace, then fair value is based upon internally developed models that are primarily based on observable market-based inputs but also include unobservable market data inputs (including prepayment speeds, delinquency levels, and credit losses). The Company classified 100% of its U.S. Treasuries as Level 1 fair value assets at December 31, 2012. The Company classified 99.9% of its RMBS AFS securities reported at fair value as Level 2 at December 31, 2012. AFS and trading securities account for 88.0% and 6.5% of all assets reported at fair value at December 31, 2012, respectively.

Equity securities - The Company holds shares of Silver Bay common stock that are carried at fair value in the consolidated balance sheet as a result of a fair value option election. The Company determines fair value of these equity securities based on the closing market price at period end. The Company classified 100% of its equity securities as Level 1 fair value assets at December 31, 2012.

Mortgage loans held-for-sale - The Company holds a portfolio of mortgage loans held-for-sale that are carried at fair value in the consolidated balance sheet as a result of a fair value option election. The Company determines fair value of its mortgage loans based on prices obtained from third-party pricing providers and other applicable market data. If observable market prices are not available or insufficient to determine fair value due principally to illiquidity in the marketplace, then fair value is based upon cash flow models that are primarily based on observable market-based inputs but also include unobservable market data inputs (including prepayment speeds, delinquency levels and credit losses). The Company classified 100% of its mortgage loans held-for-sale as Level 2 fair value assets at December 31, 2012.

Derivative instruments - The Company may enter into a variety of derivative financial instruments as part of its hedging strategies. The Company principally executes over-the-counter, or OTC, derivative contracts, such as interest rate swaps, swaptions, and credit default swaps. The Company utilizes third-party pricing providers to value its financial derivative instruments. The Company classified 100% of the interest rate swaps, swaptions and credit default swaps reported at fair value as Level 2 at December 31, 2012.

The Company also enters into certain other derivative financial instruments, such as TBAs and inverse interest-only securities. These instruments are similar in form to the Company's AFS securities and the Company utilizes broker quotes to value these instruments. The Company classified 100% of its inverse interest-only securities at fair value as Level 2 at December 31, 2012. The Company reported 100% of its TBAs as Level 1 as of December 31, 2012.

The Company may also enter into forward purchase commitments on mortgage loans whereby the Company commits to purchasing the loans at a particular interest rate. The fair value of these derivatives is determined based on prices obtained from third-party price providers. Fallout assumptions if the borrower elects not to close the loan are applied to the third-party pricing. The Company classified 100% of its forward purchase commitments at fair value as Level 2 at December 31, 2012.

The Company's risk management committee governs trading activity relating to derivative instruments. The Company's policy is to minimize credit exposure related to financial derivatives used for hedging by limiting the hedge counterparties to major banks, financial institutions, exchanges, and private investors who meet established capital and credit guidelines as well as by limiting the amount of exposure to any individual counterparty.

The Company has netting arrangements in place with all derivative counterparties pursuant to standard documentation developed by the International Swap and Derivatives Association, or ISDA. Additionally, both the Company and the counterparty are required to post cash collateral based upon the net underlying market value of the Company's open positions with the counterparty. Posting of cash collateral typically occurs daily, subject to certain dollar thresholds. Due to the existence of netting arrangements, as well as frequent cash collateral posting at low posting thresholds, credit exposure to the Company and/or to the counterparty is considered materially mitigated. Based on the Company's assessment, there is no requirement for any additional adjustment to derivative valuations specifically for credit.

The following tables display the Company's assets and liabilities measured at fair value on a recurring basis. The Company often economically hedges the fair value change of its assets or liabilities with derivatives and other financial instruments. The tables below display the hedges separately from the hedged items, and therefore do not directly display the impact of the Company's risk management activities.

	Recurring Fair Value Measurements At December 31, 2012			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Available-for-sale securities	$ —	$ 13,665,083	$ 1,871	$ 13,666,954
Trading securities	1,002,062	—	—	1,002,062
Equity securities	335,638	—	—	335,638
Mortgage loans held-for-sale	—	58,607	—	58,607
Derivative assets	1,917	460,163	—	462,080
Total assets	$ 1,339,617	$ 14,183,853	$ 1,871	$ 15,525,341
Liabilities				
Derivative liabilities	$ 239	$ 129,055	$ —	$ 129,294
Total liabilities	$ 239	$ 129,055	$ —	$ 129,294

	Recurring Fair Value Measurements At December 31, 2011			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Total**
Assets				
Available-for-sale securities	$ —	$ 6,238,136	$ 11,116	$ 6,249,252
Trading securities	1,003,301	—	—	1,003,301
Mortgage loans held-for-sale	—	—	5,782	5,782
Derivative assets	2,664	249,192	—	251,856
Total assets	$ 1,005,965	$ 6,487,328	$ 16,898	$ 7,510,191
Liabilities				
Derivative liabilities	$ 5,652	$ 43,428	$ —	$ 49,080
Total liabilities	$ 5,652	$ 43,428	$ —	$ 49,080

The Company may be required to measure certain assets or liabilities at fair value from time to time. These periodic fair value measures typically result from application of certain impairment measures under GAAP. These items would constitute nonrecurring fair value measures under ASC 820. As of December 31, 2012, the Company did not have any assets or liabilities measured at fair value on a nonrecurring basis in the periods presented.

The valuation of Level 3 instruments requires significant judgment by the third-party pricing providers and/or management. The third party pricing providers and/or management rely on inputs such as market price quotations from market makers (either market or indicative levels), original transaction price, recent transactions in the same or similar instruments, and changes in financial ratios or cash flows to determine fair value. Level 3 instruments may also be discounted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the third party pricing provider in the absence of market information. Assumptions used by the third party pricing provider due to lack of observable inputs may significantly impact the resulting fair value and therefore the Company's financial statements. The Company's valuation committee reviews all valuations that are based on pricing information received from a third-party pricing provider. As part of this review, prices are compared against other pricing or input data points in the marketplace, along with internal valuation expertise, to ensure the pricing is reasonable. In addition, the Company performs back-testing of pricing information to validate price information and identify any pricing trends of a third party price provider.

In determining fair value, third party pricing providers use various valuation approaches, including market and income approaches. Inputs that are used in determining fair value of an instrument may include pricing information, credit data, volatility statistics, and other factors. In addition, inputs can be either observable or unobservable.

The availability of observable inputs can vary by instrument and is affected by a wide variety of factors, including the type of instrument, whether the instrument is new and not yet established in the marketplace and other characteristics particular to the instrument. The third party pricing provider uses prices and inputs that are current as of the measurement date, including during periods of market dislocations. In periods of market dislocation, the availability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to or from various levels within the fair value hierarchy.

Securities for which market quotations are readily available are valued at the bid price (in the case of long positions) or the ask price (in the case of short positions) at the close of trading on the date as of which value is determined. Exchange-traded securities for which no bid or ask price is available are valued at the last traded price. OTC derivative contracts, including interest rate swaps, swaptions, and credit default swaps, are valued by the Company using observable inputs, specifically quotations received from third-party pricing providers, and are therefore classified within Level 2.

The table below presents the reconciliation for all of the Company's Level 3 assets and liabilities measured at fair value on a recurring basis. The Level 3 items presented below may be hedged by derivatives and other financial instruments that are classified as Level 1 or Level 2. Thus, the tables below do not fully reflect the impact of the Company's risk management activities.

	Level 3 Recurring Fair Value Measurements			
	Year Ended December 31, 2012		Year Ended December 31, 2011	
	Assets		Assets	
(in thousands)	Available-For-Sale Securities	Mortgage Loans Held-For-Sale	Available-For-Sale Securities	Mortgage Loans Held-For-Sale
Beginning of period level 3 fair value	$ 11,116	$ 5,782	$ 8,600	$ —
Gains/(losses) included in net income:				
Realized gains (losses)	(517) (1)	—	(24) (1)	—
Unrealized gains (losses)	—	(45) (2)	—	—
Total net gains/(losses) included in net income	(517)	(45)	(24)	—
Other comprehensive income	(559)	—	(46)	—
Purchases	—	—	1,834	5,782
Sales	—	—	—	—
Settlements	—	(26)	(18)	—
Gross transfers into level 3	2,947	—	770	—
Gross transfers out of level 3	(11,116)	(5,711)	—	—
End of period level 3 fair value	$ 1,871	$ —	$ 11,116	$ 5,782
Change in unrealized gains or losses for the period included in earnings for assets held at the end of the reporting period	$ —	$ —	$ —	$ —

(1) For the years ended December 31, 2012 and 2011, the realized losses on available-for-sale securities represent net (premium amortization)/discount accretion recorded in interest income on the consolidated statements of comprehensive income.

(2) For the year ended December 31, 2012, the change in unrealized losses on mortgage loans held-for-sale was recorded in gain on mortgage loans on the consolidated statements of comprehensive income.

The Company transferred three Level 3 assets in the amount of $16.8 million into Level 2 during the year ended December 31, 2012. The assets were deemed to be Level 2 based on the availability of third-party pricing and corroborating market data. The Company did not incur transfers between Level 1 and Level 2 for the year ended December 31, 2012. The Company transferred two Level 2 assets in the amount of $2.9 million into Level 3 during the year ended December 31, 2012.

The assets were deemed to be Level 3 based on the limited availability of third-party pricing. Transfers between Levels are deemed to take place on the first day of the reporting period in which the transfer has taken place.

The Company transferred one Level 2 asset in the amount of $0.8 million into Level 3 during the year ended December 31, 2011. The asset was deemed to be Level 3 based on the limited availability of third-party pricing.

Fair Value Option for Financial Assets and Financial Liabilities

The Company elected the fair value option for the residential mortgage loans it acquired. The fair value option was elected to mitigate earnings volatility by better matching the accounting for the assets with the related hedges. The residential mortgage loans are carried within mortgage loans held-for-sale on the consolidated balance sheet. The Company's policy is to separately record interest income on these fair value elected loans. Upfront fees and costs related to the fair value elected loans are not deferred or capitalized. Fair value adjustments are reported in gain on mortgage loans on the consolidated statements of comprehensive income. The fair value option is irrevocable once the loan is acquired.

The Company also elected the fair value option for the equity securities carried on the consolidated balance sheet, which consist solely of shares of Silver Bay common stock. The Company determines fair value of these equity securities based on the closing market price at period end. Fair value adjustments are reported in gain on investment securities, net on the consolidated statements of comprehensive income.

The following table summarizes the fair value option elections and information regarding the amounts recognized in earnings for each fair value option-elected item.

	Changes included in the Consolidated Statements of Comprehensive Income		
	Year Ended December 31,		
(in thousands)	2012	2011	2010
Interest income on mortgage loans[(1)]	$ 609	$ 2	$ —
Realized loss on mortgage loans [(2)]	(126)	—	—
Unrealized gain on mortgage loans [(2)]	26	—	—
Unrealized gain on equity securities [(3)]	5,822	—	—
Total included in net income	$ 6,331	$ 2	$ —
Change in fair value due to credit risk	$ —	$ —	$ —

(1) Interest income on mortgage loans held-for-sale is measured by multiplying the unpaid principal balance on the loans by the coupon rate and the number of days of interest due.

(2) Realized loss and unrealized gain on mortgage loans is recorded in gain on mortgage loans on the consolidated statements of comprehensive income.

(3) Unrealized gain on equity securities is recorded in gain on investment securities, net on the consolidated statements of comprehensive income.

The table below provides the fair value and the unpaid principal balance for the Company's fair value option-elected loans.

	December 31, 2012		December 31, 2011	
(in thousands)	Unpaid Principal Balance	Fair Value [(1)]	Unpaid Principal Balance	Fair Value [(1)]
Mortgage loans held-for-sale				
Total loans	$ 56,976	$ 58,607	$ 5,655	$ 5,782
Nonaccrual loans	$ —	$ —	$ —	$ —
Loans 90+ days past due	$ —	$ —	$ —	$ —

(1) Excludes accrued interest receivable.

Fair Value of Financial Instruments

In accordance with ASC 820, the Company is required to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet, for which fair value can be estimated.

The following describes the Company's methods for estimating the fair value for financial instruments. Descriptions are not provided for those items that have zero balances as of the current balance sheet date.

- AFS securities, trading securities, equity securities, mortgage loans held-for-sale, derivative assets and liabilities are recurring fair value measurements; carrying value equals fair value. See discussion of valuation methods and assumptions within the *Fair Value Measurements* section of this footnote.
- Cash and cash equivalents and restricted cash have a carrying value which approximates fair value because of the short maturities of these instruments. The Company categorizes the fair value measurement of these assets as Level 1.
- The carrying value of repurchase agreements that mature in less than one year generally approximates fair value due to the short maturities. The Company holds $200.0 million of repurchase agreements that are considered long-term. The Company's long-term repurchase agreements have floating rates based on an index plus a spread and the credit spread is typically consistent with those demanded in the market. Accordingly, the interest rates on these borrowings are at market and thus carrying value approximates fair value. The Company categorizes the fair value measurement of these liabilities as Level 1.

Note 13. Repurchase Agreements

The Company had outstanding $12.6 billion of repurchase agreements, including repurchase agreements funding the Company's U.S. Treasuries of $1.0 billion. Excluding the debt associated with the Company's U.S. Treasuries and the effect of the Company's interest rate swaps, the repurchase agreements had a weighted average borrowing rate of 0.76% and weighted average remaining maturities of 85 days as of December 31, 2012. The Company had outstanding $6.7 billion of repurchase agreements with a weighted average borrowing rate of 0.78%, excluding the debt associated with the Company's U.S. Treasuries and the effect of the Company's interest rate swaps, and weighted average remaining maturities of 73 days as of December 31, 2011. As of December 31, 2012 and December 31, 2011, the debt associated with the Company's U.S. Treasuries had a weighted average borrowing rate of 0.30% and 0.12%, respectively.

At December 31, 2012 and December 31, 2011, the repurchase agreement balances were as follows:

(in thousands)	December 31, 2012	December 31, 2011
Short-term	$ 12,424,510	$ 6,610,148
Long-term	200,000	50,000
Total	$ 12,624,510	$ 6,660,148

At December 31, 2012 and December 31, 2011, the repurchase agreements had the following characteristics:

(dollars in thousands)	December 31, 2012		December 31, 2011	
Collateral Type	Amount Outstanding	Weighted Average Borrowing Rate	Amount Outstanding	Weighted Average Borrowing Rate
U.S. Treasuries	$ 997,500	0.30%	$ 1,001,250	0.12%
Agency RMBS AFS	10,171,385	0.54%	4,804,533	0.50%
Non-Agency RMBS	1,177,675	2.50%	731,014	2.61%
Agency derivatives	228,241	1.16%	118,032	0.97%
Mortgage loans held-for-sale	49,709	2.46%	5,319	3.20%
Total	$ 12,624,510	0.72%	$ 6,660,148	0.68%

At December 31, 2012 and December 31, 2011, the repurchase agreements had the following remaining maturities:

(in thousands)	December 31, 2012	December 31, 2011
Within 30 days	$ 3,038,229	$ 1,967,009
30 to 59 days	3,528,393	1,263,060
60 to 89 days	1,731,595	1,096,410
90 to 119 days	849,621	359,171
120 to 364 days	2,279,172	923,248
Open maturity [1]	997,500	1,001,250
One year and over [2]	200,000	50,000
Total	$ 12,624,510	$ 6,660,148

(1) Repurchase agreements collateralized by U.S. Treasuries include an open maturity period (i.e., rolling 1-day maturity) renewable at the discretion of either party to the agreements.
(2) One year and over includes repurchase agreements with maturity dates ranging from June 26, 2015 to July 27, 2016.

The following table summarizes assets at carrying value that are pledged or restricted as collateral for the future payment obligations of repurchase agreements:

(in thousands)	December 31, 2012	December 31, 2011
Available-for-sale securities, at fair value	$ 12,810,355	$ 6,160,229
Trading securities, at fair value	1,002,062	1,003,301
Mortgage loans held-for-sale	52,529	5,782
Cash and cash equivalents	10,000	15,000
Restricted cash	84,307	94,803
Due from counterparties	36,917	32,201
Derivative assets, at fair value	291,054	145,779
Total	$ 14,287,224	$ 7,457,095

Although the repurchase agreements are committed borrowings until maturity, the respective lender retains the right to mark the underlying collateral to fair value. A reduction in the value of pledged assets would require the Company to provide additional collateral or fund margin calls.

The following table summarizes certain characteristics of the Company's repurchase agreements and counterparty concentration at December 31, 2012 and December 31, 2011:

	December 31, 2012				December 31, 2011			
(dollars in thousands)	Amount Outstanding	Net Counterparty Exposure (1)	Percent of Equity	Weighted Average Days to Maturity	Amount Outstanding	Net Counterparty Exposure (1)	Percent of Equity	Weighted Average Days to Maturity
JP Morgan Chase (2)	$ 1,382,348	$ 281,717	8%	70.8	$ 1,250,629	$ 184,046	14%	70.0
All other counterparties (3)	10,244,662	1,379,409	40%	86.4	4,408,269	613,446	48%	73.8
Total	$11,627,010	$ 1,661,126			$ 5,658,898	$ 797,492		

(1) Represents the net carrying value of the securities sold under agreements to repurchase, including accrued interest plus any cash or assets on deposit to secure the repurchase obligation, less the amount of the repurchase liability, including accrued interest. At December 31, 2012 and December 31, 2011, the Company had $291.7 million and $45.6 million, respectively, in payables due to broker counterparties for unsettled securities purchases. The payables are not included in the amounts presented above.

(2) Excludes repurchase agreements collateralized by U.S. Treasuries with a rolling 1-day maturity.

(3) Represents amounts outstanding to 21 and 17 counterparties at December 31, 2012 and December 31, 2011, respectively.

The Company does not anticipate any defaults by its repurchase agreement counterparties.

Note 14. Commitments and Contingencies

The following represent the material commitments and contingencies of the Company as of December 31, 2012:

Management agreement - The Company pays PRCM Advisers a management fee equal to 1.5% per annum, calculated and payable quarterly in arrears, of the Company's stockholders' equity. For purposes of calculating the management fee, the Company's stockholders' equity means the sum of the net proceeds from all issuances of the Company's equity securities since inception (allocated on a *pro rata* daily basis for such issuances during the fiscal quarter of any such issuance), plus the Company's retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that the Company pays for repurchases of the Company's common stock since inception, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount will be adjusted to exclude one-time events pursuant to changes in GAAP, and certain non-cash items after discussions between PRCM Advisers and the Company's independent directors and approval by a majority of the Company's independent directors. To the extent asset impairment reduces the Company's retained earnings at the end of any completed calendar quarter; it will reduce the management fee for such quarter. The Company's stockholders' equity for the purposes of calculating the management fee could be greater than the amount of stockholders' equity shown on the consolidated financial statements. The initial term of the management agreement expires on October 28, 2013, with automatic, one-year renewals at the end of the initial term and each year thereafter.

The Company reimburses PRCM Advisers for (i) the Company's allocable share of the compensation paid by PRCM Advisers to its personnel serving as the Company's principal financial officer and general counsel and personnel employed by PRCM Advisers as in-house legal, tax, accounting, consulting, auditing, administrative, information technology, valuation, computer programming and development and back-office resources to the Company, and (ii) any amounts for personnel of PRCM Adviser's affiliates arising under a shared facilities and services agreement.

Upon termination of the management agreement by the Company without cause or by PRCM Advisers due to the Company's material breach of the management agreement, the Company is required to pay a termination fee equal to three times the sum of the average annual base management fee earned by PRCM Advisers during the 24-month period immediately preceding the date of termination, calculated as of the end of the most recently completed fiscal quarter prior to the date of termination.

Employment contracts - The Company does not directly employ any personnel. Instead, the Company relies on the resources of PRCM Advisers to conduct the Company's operations. Expense reimbursements to PRCM Advisers are made in cash on a quarterly basis following the end of each quarter.

Operating leases - As of December 31, 2012, the Company was obligated under non-cancelable operating leases for office space. Future minimum rental payments, including escalation clauses, under leases with terms of one year or more at December 31, 2012 were as follows:

(in thousands)

Year	Minimum Payment
2013	$ 1,085
2014	1,092
2015	1,099
2016	1,106
2017	709
Thereafter	1,442
	$ 6,533

Expenses under the lease agreements were $573,732 and $90,695 for the years ended December 31, 2012 and 2011, respectively. The Company did not maintain an operating lease for the year ended December 31, 2010.

Legal and regulatory - From time to time, the Company is subject to potential liability under laws and government regulations and various claims and legal actions arising in the ordinary course of business. Liabilities are established for legal claims when payments associated with the claims become probable and the costs can be reasonably estimated. The actual costs of resolving legal claims may be substantially higher or lower than the amounts established for those claims. Based on information currently available, management is not aware of any legal or regulatory claims that would have a material effect on the Company's consolidated financial statements and therefore no accrual is required as of December 31, 2012.

Commitments to purchase mortgage loans - In 2012, the Company entered into forward purchase commitments with counterparties whereby the Company committed to purchasing loans at a particular interest rate, provided the borrower elects to close the loan. All of these commitments were accounted for as derivatives at December 31, 2012.

Note 15. Stockholders' Equity

Common stock

As of December 31, 2012, the Company had 298,813,258 shares of common stock outstanding and 13,531,429 warrants outstanding. The warrants, which can be converted into a share of common stock on a one-for-one basis, had an exercise price of $11.00 per share and expire on November 7, 2013. The warrant agreement limits a holder's ability to exercise warrants to ensure that such holder's beneficial ownership or constructive ownership (as defined in our charter) does not exceed the restrictions contained in the charter limiting the ownership of shares of our common stock for purposes of maintaining our REIT qualification.

The following table presents a reconciliation of the common shares outstanding from inception through December 31, 2012:

	Number of common shares
Common shares outstanding, December 31, 2009	13,401,368
Issuance of common stock	27,063,381
Issuance of restricted stock (fully vested)	36,463
Common shares outstanding, December 31, 2010	40,501,212
Issuance of common stock	100,075,746
Issuance of restricted stock (1)	19,750
Common shares outstanding, December 31, 2011	140,596,708
Issuance of common stock	158,184,529
Issuance of restricted stock (1)	32,021
Common shares outstanding, December 31, 2012	298,813,258

(1) Represents shares of restricted stock granted under the 2009 equity incentive plan, of which 25,325 restricted shares remained subject to vesting requirements at December 31, 2012.

Distributions to stockholders

The following table presents cash dividends declared by the Company on its common stock from October 28, 2009 through December 31, 2012:

Declaration Date	Record Date	Payment Date	Cash Dividend Per Share
December 17, 2012	December 31, 2012	January 18, 2013	$ 0.55
September 12, 2012	September 24, 2012	October 22, 2012	$ 0.36
June 12, 2012	June 22, 2012	July 20, 2012	$ 0.40
March 14, 2012	March 26, 2012	April 20, 2012	$ 0.40
December 14, 2011	December 27, 2011	January 20, 2012	$ 0.40
September 14, 2011	September 26, 2011	October 20, 2011	$ 0.40
June 14, 2011	June 24, 2011	July 20, 2011	$ 0.40
March 2, 2011	March 14, 2011	April 14, 2011	$ 0.40
December 8, 2010	December 17, 2010	January 20, 2011	$ 0.40
September 13, 2010	September 30, 2010	October 21, 2010	$ 0.39
June 14, 2010	June 30, 2010	July 22, 2010	$ 0.33
March 12, 2010	March 31, 2010	April 23, 2010	$ 0.36
December 21, 2009	December 31, 2009	January 26, 2010	$ 0.26

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) at December 31, 2012 and December 31, 2011 was as follows:

(in thousands)	December 31, 2012	December 31, 2011
Available-for-sale securities, at fair value		
Unrealized gains	$ 724,696	$ 120,745
Unrealized losses	(28,238)	(179,461)
Accumulated other comprehensive income (loss)	$ 696,458	$ (58,716)

Public offerings

On January 17, 2012, the Company completed a public offering of 34,000,000 shares of its common stock and issued an additional 5,100,000 shares of common stock pursuant to the underwriters' over-allotments at a price of $9.17 per share, for gross proceeds of approximately $358.5 million. On February 24, 2012, the Company completed a public offering of 30,000,000 shares of its common stock and issued an additional 4,500,000 shares of common stock pursuant to the underwriter's over-allotments at a price of $9.90 per share, for gross proceeds of approximately $341.6 million. On July 18, 2012, the Company completed a public offering of 50,000,000 shares of its common stock and issued an additional 7,500,000 shares of common stock pursuant to the underwriters' over-allotments at a price of $10.44 per share, for gross proceeds of approximately $600.3 million. Net proceeds to the Company from the three offerings were approximately $1.3 billion, net of issuance costs of approximately $16.1 million.

Dividend Reinvestment and Direct Stock Purchase Plan

The Company sponsors a dividend reinvestment and direct stock purchase plan through which stockholders may purchase additional shares of the Company's common stock by reinvesting some or all of the cash dividends received on shares of the Company's common stock. Stockholders may also make optional cash purchases of shares of the Company's common stock subject to certain limitation detailed in the plan prospectus. An aggregate of 7.5 million shares of our common stock were originally reserved for issuance under the plan. As of December 31, 2012, 84,287 shares have been issued under the plan for total proceeds of $0.9 million.

Share Repurchase Program

On October 5, 2011, the Company's Board of Directors authorized a share repurchase program, which allows the Company to repurchase up to 10,000,000 shares of its common stock. On November 14, 2012, the Board of Directors authorized an increase of 15,000,000 shares to the previously authorized share repurchase program for a total of 25,000,000 authorized shares. Shares may be repurchased from time to time through privately negotiated transactions or open market transactions, pursuant to a trading plan in accordance with Rules 10b5-1 and 10b-18 under the Exchange Act or by any combination of such methods. The manner, price, number and timing of share repurchases will be subject to a variety of factors, including market conditions and applicable SEC rules. The Company did not repurchase any of its common stock during the fiscal years ended December 31, 2012 or 2011.

At-the-Market Offering

On May 25, 2012, the Company entered into an equity distribution agreement under which the Company may sell up to an aggregate of 20,000,000 shares of its common stock from time to time in any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 under the Securities Act. During the year ended December 31, 2012, the company sold 7,585,869 shares of common stock for total accumulated net proceeds of approximately $77.6 million.

Warrants

During the year ended December 31, 2012, warrantholders exercised 19,417,571 warrants to purchase 19,417,571 shares of the Company's common stock, at an exercise price of $11.00 per share, resulting in proceeds to the Company totaling approximately $213.6 million. Additionally, certain Capitol founders holding warrants containing cashless exercise provisions exercised 300,000 warrants, on a cashless basis, resulting in the surrender of 277,452 shares of common stock and the issuance of 22,548 shares of common stock. No proceeds were received by the Company as a result of the cashless exercises. As of December 31, 2012, 13,531,429 warrants to purchase 13,531,429 shares of common stock remain outstanding.

Note 16. Equity Incentive Plan

In 2009, the Company adopted an equity incentive plan which provides incentive compensation to attract and retain qualified directors, officers, advisors, consultants and other personnel, including PRCM Advisers and affiliates and personnel of PRCM Advisers and its affiliates, and any joint venture affiliates of the Company.

The 2009 equity incentive plan is administered by the compensation committee. The Compensation Committee of the Company's Board of Directors, has the full authority to administer and interpret the 2009 equity incentive plan, to authorize the granting of awards, to determine the eligibility of directors, officers, advisors, consultants and other personnel, including PRCM Advisers and affiliates and personnel of PRCM Advisers and its affiliates, and any joint venture affiliates of the Company, to receive an award, to determine the number of shares of common stock to be covered by each award (subject to the individual participant limitations provided in the 2009 equity incentive plan), to determine the terms, provisions and conditions of each award (which may not be inconsistent with the terms of the 2009 equity incentive plan), to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate in connection with the 2009 equity incentive plan or the administration or interpretation thereof. In connection with this authority, the Compensation Committee may, among other things, establish performance goals that must be met in order for awards to be granted or to vest, or for the restrictions on any such awards to lapse.

The Company's 2009 equity incentive plan provides for grants of restricted common stock, phantom shares, dividend equivalent rights and other equity-based awards, subject to a ceiling of 200,000 shares available for issuance under the plan. The plan allows for the Company's Board of Directors to expand the types of awards available under the plan to include long-term incentive plan ("LTIP") units in the future. The maximum number of shares that may underlie awards in any one year to any eligible person may not exceed 100,000. If an award granted under the 2009 equity incentive plan expires or terminates, the shares subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless previously terminated by the Company's Board of Directors, no new award may be granted under the 2009 equity incentive plan after the tenth anniversary of the date that such plan was initially approved by the Company's Board of Directors. No award may be granted under the Company's 2009 equity incentive plan to any person who, assuming payment of all awards held by such person, would own or be deemed to own more than 9.8% of the outstanding shares of the Company's common stock.

On May 18, 2011 and May 23, 2012, the Company granted 19,750 and 32,021 shares of restricted common stock, respectively, to its independent directors pursuant to the 2009 equity incentive plan. The estimated fair value of these awards was $10.76 and $10.15 per share, respectively, based on the closing price of the Company's common stock on such date.

	2012		2011	
	Shares	Weighted Average Grant Date Fair Market Value	Shares	Weighted Average Grant Date Fair Market Value
Outstanding at Beginning of Period	51,447	$ 9.55	51,235	$ 8.86
Granted	32,021	10.15	19,750	10.76
Vested	(58,143)	(9.82)	(19,538)	(8.96)
Forfeited	—	—	—	—
Outstanding at End of Period	25,325	$ 9.69	51,447	$ 9.55

For the years ended December 31, 2012, 2011 and 2010, the Company recognized compensation costs related to restricted stock of $0.5 million, $0.3 million, and $0.2 million, respectively.

Note 17. Other Operating Expenses

Components of the Company's other operating expenses for the years ended December 31, 2012, 2011 and 2010 are presented in the following table:

	Year Ended December 31,		
	2012	2011	2010
Other operating expenses:			
General and administrative	$ 14,795	$ 7,307	$ 3,076
Directors and officers' insurance	693	563	424
Professional fees	2,190	1,803	1,078
Total other operating expenses	$ 17,678	$ 9,673	$ 4,578

Note 18. Income Taxes

For the years ended December 31, 2012, 2011 and 2010, the Company qualified to be taxed as a REIT under the Code for U.S. federal income tax purposes. As long as the Company qualifies as a REIT, the Company generally will not be subject to U.S. federal income taxes on its taxable income to the extent it annually distributes its net taxable income to stockholders, does not engage in prohibited transactions, and maintains its intended qualification as a REIT. The majority of states also recognize the Company's REIT status. The Company's TRSs file separate tax returns and are fully taxed as standalone U.S. C-

Corporations. The tables below reflect the net taxes accrued at the TRS level and the tax attributes included in the consolidated financial statements. It is assumed that the Company will retain its REIT status and will incur no REIT level taxation as it intends to comply with the REIT regulations and annual distribution requirements.

Certain activities the Company performs may produce income that will not be qualifying income for REIT purposes. These activities include holding swaptions, credit default swaps, TBAs and other risk-management instruments and has designated Capitol to engage in these activities. The Company purchases and intends to sell mortgage loans through the secondary whole loan market and/or securitization market and has designated TH TRS Corp. to engage in these activities.

The following table summarizes the tax (benefit) provision recorded at the taxable subsidiary level for the years ended December 31, 2012, 2011 and 2010:

(in thousands)	Year Ended December 31, 2012	2011	2010
Current tax (benefit) provision:			
Federal	$ (4,586)	$ 4,731	$ (6)
State	3	—	—
Total current tax (benefit) provision	(4,583)	4,731	(6)
Deferred tax benefit	(37,636)	(5,837)	(677)
Total benefit from income taxes	$ (42,219)	$ (1,106)	$ (683)

The Company's taxable income before dividend distributions differs from its GAAP pre-tax net income primarily due to unrealized gains and losses, the recognition of credit losses for GAAP but not tax, differences in timing of income recognition due to market discount, and original issue discount and the calculations surrounding each. These book to tax differences in the REIT are not reflected in the financial statements as the Company believes it will retain its REIT status.

The following is a reconciliation of the statutory federal and state rates to the effective rates, for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,					
	2012		2011		2010	
(dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Computed income tax expense at federal rate	$ 84,894	34 %	$ 42,951	34 %	$ 11,924	34 %
State taxes, net of federal benefit, if applicable	2	— %	—	— %	—	— %
Permanent differences in taxable income from GAAP income	118	— %	2,731	2 %	(5)	— %
Dividends paid deduction	(127,233)	(51)%	(46,788)	(37)%	(12,602)	(36)%
Benefit from income taxes/Effective Tax Rate[(1)]	$ (42,219)	(17)%	$ (1,106)	(1)%	$ (683)	(2)%

(1) The benefit from income taxes is recorded at the taxable subsidiary level.

The Company's consolidated balance sheet, as of December 31, 2012 and December 31, 2011, contains the following current and deferred tax assets and liabilities, which are included in other assets and are recorded at the taxable subsidiary level:

(in thousands)	December 31, 2012	December 31, 2011
Current tax		
Federal income tax payable	$ —	$ (3,898)
Current income taxes receivable	4,323	157
State and local income tax payable	—	—
Current tax receivable (payable), net	4,323	(3,741)
Deferred tax assets (liabilities)		
Deferred tax asset	46,727	9,710
Deferred tax liability	(2,543)	(3,319)
Deferred tax asset, net	44,184	6,391
Total tax assets and liabilities, net	$ 48,507	$ 2,650

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax purposes at the TRS level. Components of the Company's deferred tax assets and liabilities as of December 31, 2012 and December 31, 2011 are as follows:

(in thousands)	December 31, 2012	December 31, 2011
Unrealized loss on derivative assets	$ 13,505	$ 7,429
Unrealized gain on trading securities and mortgage loans held-for-sale	(1,972)	(1,038)
Capitalized start-up and organizational costs	148	—
Net operating loss carryforward	17,931	—
Capital loss carryforward	14,572	—
Total net deferred tax assets	$ 44,184	$ 6,391

At December 31, 2012 and December 31, 2011, the Company has not recorded a valuation allowance for any portion of its deferred tax assets as it does not believe, at a more likely than not level, that any portion of its deferred tax assets will not be realized. The net operating loss carryforward of $17.9 million is scheduled to expire December 31, 2032. The capital loss carryforward of $14.6 million is scheduled to expire December 31, 2017. The Company estimates, based on existence of sufficient evidence, the ability to realize the remainder of its deferred tax assets. Any adjustments to such estimates will be made in the period such determination is made.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements of a contingent tax liability for uncertain tax positions. Additionally, there were no amounts accrued for penalties or interest as of or during the periods presented in these consolidated financial statements.

Note 19. Earnings Per Share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted earnings per share, or EPS, for the years ended December 31, 2012, 2011 and 2010:

	Year Ended December 31,		
(in thousands, except share data)	**2012**	**2011**	**2010**
Numerator:			
Net income from continuing operations	$ 287,416	$ 127,521	$ 35,755
Income (loss) from discontinued operations	4,490	(89)	—
Net income attributable to common stockholders	$ 291,906	$ 127,432	$ 35,755
Denominator:			
Weighted average common shares outstanding	241,975,433	98,771,248	22,340,975
Weighted average restricted stock shares	39,318	55,620	40,708
Basic weighted average shares outstanding	242,014,751	98,826,868	22,381,683
Dilutive weighted average warrants	417,405	—	—
Diluted weighted average shares outstanding	242,432,156	98,826,868	22,381,683
Basic Earnings (Loss) Per Share:			
Continuing operations	$ 1.19	$ 1.29	$ 1.60
Discontinued operations	0.02	—	—
Net income	$ 1.21	$ 1.29	$ 1.60
Diluted Earnings (Loss) Per Share:			
Continuing operations	$ 1.18	$ 1.29	$ 1.60
Discontinued operations	0.02	—	—
Net income	$ 1.20	$ 1.29	$ 1.60

During the year ended December 31, 2012, the weighted average market value per share of the Company's common stock was above the strike price of the warrants, making the warrants dilutive. For the years ended December 31, 2011 and 2010, the Company assumed that no warrants would be exercised as the weighted average market value per share of the Company's common stock was below the strike price of the warrants and the warrants would be anti-dilutive.

Note 20. Related Party Transactions

The following summary provides disclosure of the material transactions with affiliates of the Company.

In accordance with the Management Agreement with PRCM Advisers, the Company incurred $33.2 million, $14.2 million and $3.0 million as a management fee to PRCM Advisers for the years ended December 31, 2012, 2011 and 2010, respectively, which represents approximately 1.5% of stockholders' equity on an annualized basis as defined by the Management Agreement. In addition, the Company reimbursed PRCM Advisers for direct and allocated costs incurred by PRCM Advisers on behalf of the Company. These direct and allocated costs totaled approximately $11.8 million, $8.1 million and $5.5 million for the years ended December 31, 2012, 2011 and 2010, respectively.

During the year ended December 31, 2012, the Company established an accounts payable function and direct relationships with the majority of its third party vendors. The Company will continue to have certain costs allocated to it by PRCM Advisers for compensation, data services and proprietary technology, but most direct expenses with third party vendors will be paid directly by the Company.

The Company recognized $0.5 million, $0.3 million and $0.2 million of compensation expense during the years ended December 31, 2012, 2011 and 2010, respectively, associated with the amortization of shares of restricted stock issued to the Company's independent directors as part of their annual compensation.

As of December 31, 2012, there were 13,531,429 warrants to purchase 13,531,429 shares of common stock issued and outstanding. Of the 13,531,429 warrants remaining at December 31, 2012, 1,000,000 were beneficially owned by Pine River Master Fund Ltd. and Nisswa Acquisition Master Fund Ltd., which are investment funds managed by Pine River. The Company is required to maintain a resale registration statement for the warrants and common stock issuable upon exercise thereof that are held by Pine River Master Fund Ltd. and Nisswa Acquisition Master Fund Ltd.

On February 3, 2012, a subsidiary of the Company entered into an acquisition services agreement, a property management agreement and a side letter agreement regarding certain fees with Silver Bay Property Management LLC, or Silver Bay, which is a joint venture between Provident Real Estate Advisors LLC and an affiliate of PRCM Advisers and Pine River. Under the acquisition services agreement, Silver Bay assisted the Company's subsidiaries in identifying and acquiring a portfolio of residential real properties in various geographic areas throughout the U.S. Under the property management agreement, Silver Bay operated, maintained, repaired, managed and leased the residential properties and collected rental income for the benefit of the Company and its subsidiaries. Pursuant to the side letter, the Company's subsidiary was obligated to pay Silver Bay for various services provided under the acquisition services and property management agreements. For the year ended December 31, 2012, the Company incurred $3.9 million in acquisition fees and $0.8 million in renovation oversight fees payable to.Silver Bay, which were capitalized as part of the property acquisition cost. In addition, for the year ended December 31, 2012, the Company incurred $590,411 in property management fees payable to Silver Bay, of which $306,415 were expensed within discontinued operations in the consolidated statement of comprehensive income. The remaining $283,996 were deferred on the consolidated balance sheet and included in the contribution to Silver Bay.

On December 19, 2012, the Company completed the contribution of its portfolio of single-family rental properties to Silver Bay, a newly organized Maryland corporation intended to qualify as a REIT and focused on the acquisition, renovation, leasing and management of single-family residential properties for rental income and long-term capital appreciation. The Company contributed its equity interests in its wholly owned subsidiary, Two Harbors Property Investment LLC to Silver Bay, and in exchange for its contribution, received shares of common stock of Silver Bay. Silver Bay completed its initial public offering, or IPO, of its common stock on December 19, 2012. See Note 3 - *Discontinued Operations* for additional information. In connection with the closing of the contribution, the acquisition services agreement, property management agreement and side letter agreement referenced above were each terminated, except for certain designated provisions (e.g., protection of confidential information and indemnification), which the parties agreed would survive the closing. Not included in the gain recorded on the contribution are certain adjustments that will be recognized in 2013. These include an installment sales gain of approximately $4.0 million from Silver Bay, a reduction of future management fees payable to PRCM Advisers of $4.3 million, and additional working capital adjustments which are anticipated to be immaterial but subject to final determination in accordance with the contribution agreement entered into with Silver Bay.

Note 21. Subsequent Events

Events subsequent to December 31, 2012 were evaluated through the date these financial statements were issued and no additional events were identified requiring further disclosure in these Consolidated Financial Statements.

Note 22. Quarterly Financial Data - Unaudited

	2012 Quarter Ended			
(in thousands, except share data)	March 31	June 30	September 30	December 31
Interest income:				
Available-for-sale securities	$ 84,214	$ 104,319	$ 124,621	$ 135,466
Trading securities	1,050	1,250	1,278	1,295
Mortgage loans held-for-sale	69	126	167	247
Cash and cash equivalents	168	209	243	324
Total interest income	85,501	105,904	126,309	137,332
Interest expense	11,467	15,527	20,743	24,369
Net interest income	74,034	90,377	105,566	112,963
Other-than-temporary impairments:				
Total other-than-temporary impairment losses	(4,275)	(4,476)	(559)	(1,642)
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—	—
Net other-than-temporary credit impairment losses	(4,275)	(4,476)	(559)	(1,642)
Other income:				
Gain on investment securities, net	9,931	1,789	2,527	108,219
Loss on interest rate swap and swaption agreements	(16,193)	(61,014)	(76,472)	(6,096)
(Loss) gain on other derivative instruments	(8,903)	(7,577)	2,850	(27,276)
(Loss) gain on mortgage loans	(32)	10	613	1,679
Total other (loss) income	(15,197)	(66,792)	(70,482)	76,526
Expenses:				
Management fees	6,743	7,610	8,929	9,886
Other operating expenses	3,550	3,919	3,954	6,255
Total expenses	10,293	11,529	12,883	16,141
Income from continuing operations before income taxes	44,269	7,580	21,642	171,706
Benefit from income taxes	(7,577)	(16,605)	(7,834)	(10,203)
Net income from continuing operations	51,846	24,185	29,476	181,909
(Loss) income from discontinued operations	(46)	(181)	(2,674)	7,391
Net income attributable to common stockholders	$ 51,800	$ 24,004	$ 26,802	$ 189,300
Basic earnings (loss) per weighted average common share:				
Continuing operations	$ 0.28	$ 0.11	$ 0.11	$ 0.62
Discontinued operations	—	—	(0.01)	0.02
Net income	$ 0.28	$ 0.11	$ 0.10	$ 0.64
Diluted earnings (loss) per weighted average common share:				
Continuing operations	$ 0.28	$ 0.11	$ 0.11	$ 0.61
Discontinued operations	—	—	(0.01)	0.03
Net income	$ 0.28	$ 0.11	$ 0.10	$ 0.64
Weighted average number of common shares:				
Basic	186,855,589	214,810,579	270,005,212	295,492,372
Diluted	186,855,589	214,810,579	270,937,960	296,229,245

(in thousands, except share data)	2011 Quarter Ended March 31	June 30	September 30	December 31
Interest income:				
Available-for-sale securities	$ 19,535	$ 39,959	$ 65,919	$ 71,713
Trading securities	272	805	1,706	1,376
Mortgage loans held-for-sale	—	—	—	2
Cash and cash equivalents	63	64	114	106
Total interest income	19,870	40,828	67,739	73,197
Interest expense	2,499	3,863	7,218	9,129
Net interest income	17,371	36,965	60,521	64,068
Other-than-temporary impairments:				
Total other-than-temporary impairment losses	—	(294)	(3,371)	(1,437)
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—	—
Net other-than-temporary credit impairment losses	—	(294)	(3,371)	(1,437)
Other income:				
Gain on investment securities, net	1,539	3,189	31,432	360
Gain (loss) on interest rate swap and swaption agreements	1,939	(50,808)	(39,311)	1,411
Gain (loss) on other derivative instruments	5,347	9,766	22,361	(10,719)
Gain on mortgage loans	—	—	—	—
Total other income (loss)	8,825	(37,853)	14,482	(8,948)
Expenses:				
Management fees	1,550	2,728	4,785	5,178
Other operating expenses	1,512	2,155	2,850	3,156
Total expenses	3,062	4,883	7,635	8,334
Income (loss) from continuing operations before income taxes	23,134	(6,065)	63,997	45,349
Benefit from (provision for) income taxes	757	(5,081)	9,388	(6,170)
Net income (loss) from continuing operations	22,377	(984)	54,609	51,519
Loss from discontinued operations	—	—	—	(89)
Net income (loss) attributable to common stockholders	$ 22,377	$ (984)	$ 54,609	$ 51,430
Basic earnings (loss) per weighted average common share:				
Continuing operations	$ 0.49	$ (0.01)	$ 0.42	$ 0.37
Discontinued operations	—	—	—	—
Net income	$ 0.49	$ (0.01)	$ 0.42	$ 0.37
Diluted earnings (loss) per weighted average common share:				
Continuing operations	$ 0.49	$ (0.01)	$ 0.42	$ 0.37
Discontinued operations	—	—	—	—
Net income	$ 0.49	$ (0.01)	$ 0.42	$ 0.37
Weighted average number of common shares:				
Basic	45,612,376	77,101,606	130,607,566	140,592,941
Diluted	45,612,376	77,101,606	130,607,566	140,592,941

(in thousands, except share data)	2010 Quarter Ended March 31	June 30	September 30	December 31
Interest income:				
Available-for-sale securities	$ 6,153	$ 9,088	$ 11,823	$ 12,780
Trading securities	—	—	15	155
Mortgage loans held-for-sale	—	—	—	—
Cash and cash equivalents	6	37	27	37
Total interest income	6,159	9,125	11,865	12,972
Interest expense	518	863	1,396	1,644
Net interest income	5,641	8,262	10,469	11,328
Other-than-temporary impairments:				
Total other-than-temporary impairment losses	—	—	—	—
Non-credit portion of loss recognized in other comprehensive income (loss)	—	—	—	—
Net other-than-temporary credit impairment losses	—	—	—	—
Other income:				
Gain on investment securities, net	1,197	834	2,577	1,519
(Loss) gain on interest rate swap and swaption agreements	(1,547)	(4,054)	(4,436)	3,693
Gain on other derivative instruments	946	153	3,098	2,959
Gain on mortgage loans	—	—	—	—
Total other income (loss)	596	(3,067)	1,239	8,171
Expenses:				
Management fees	457	748	863	921
Other operating expenses	987	1,132	1,213	1,246
Total expenses	1,444	1,880	2,076	2,167
Income from continuing operations before income taxes	4,793	3,315	9,632	17,332
(Benefit from) provision for income taxes	(535)	(774)	(246)	872
Net income from continuing operations	5,328	4,089	9,878	16,460
Loss from discontinued operations	—	—	—	—
Net income attributable to common stockholders	$ 5,328	$ 4,089	$ 9,878	$ 16,460
Basic earnings (loss) per weighted average common share:				
Continuing operations	$ 0.40	$ 0.18	$ 0.38	$ 0.60
Discontinued operations	—	—	—	—
Net income	$ 0.40	$ 0.18	$ 0.38	$ 0.60
Diluted earnings (loss) per weighted average common share:				
Continuing operations	$ 0.40	$ 0.18	$ 0.38	$ 0.60
Discontinued operations	—	—	—	—
Net income	$ 0.40	$ 0.18	$ 0.38	$ 0.60
Weighted average number of common shares:				
Basic	13,401,368	22,466,691	26,126,212	27,532,462
Diluted	13,401,368	22,466,691	26,126,212	27,532,462

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

A review and evaluation was performed by our management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO, of the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that review and evaluation, the CEO and CFO have concluded that our current disclosure controls and procedures, as designed and implemented, were effective. Notwithstanding the foregoing, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports.

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report On Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2012. In making this assessment the Company's management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework.

Based on its assessment, the Company's management believes that, as of December 31, 2012, the Company's internal control over financial reporting was effective based on those criteria.

The Company's independent auditors, Ernst & Young LLP, have issued an attestation report on the effectiveness of the Company's internal control over financial reporting. This report appears on page 125 of this annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
of Two Harbors Investment Corp.

We have audited Two Harbors Investment Corp.'s (the Company's) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Two Harbors Investment Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Two Harbors Investment Corp. as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of Two Harbors Investment Corp. and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
Minneapolis, Minnesota
February 28, 2013

Item 9B. Other Information

None.

Items 10, 11, 12 and 13.

The information required by Items 10, 11, 12 and 13 of Part III of this Annual Report is incorporated by reference to information to be set forth in the Company's definitive Proxy Statement for its 2013 Annual Meeting of Stockholders, which will be filed with the SEC, pursuant to Regulation 14A, not later than 120 days after the end of the fiscal year.

Item 14. Principal Accounting Fees and Services

We retained Ernst & Young LLP, or E&Y, to audit our consolidated financial statements for the year ended December 31, 2012. We also retained E&Y, as well as other accounting and consulting firms, to provide various other services in 2012.

The table below presents the aggregate fees billed to us for professional services performed by E&Y for the years ended December 31, 2012 and 2011:

	Year Ended December 31,	
	2012	2011
Audit fees[(a)]	$ 758,000	$ 420,000
Audit-related fees[(b)]	14,000	108,700
Tax fees[(c)]	182,650	57,500
Total principal accountant fees	$ 954,650	$ 586,200

(a) **Audit fees** pertain to the audit of our annual Consolidated Financial Statements, including review of the interim financial statements contained in our Quarterly Reports on Form 10-Q, comfort letters to underwriters in connection with our registration statements and common stock offerings, attest services, consents to the incorporation of the E&Y audit report in publicly filed documents and assistance with and review of documents filed with the SEC.

(b) **Audit-related fees** pertain to assurance and related services that are traditionally performed by the principal accountant, including accounting consultations and audits in connection with proposed or consummated acquisitions, internal control reviews and consultation concerning financial accounting and reporting standard.

(c) **Tax fees** pertain to services performed for tax compliance, including REIT compliance, tax planning and tax advice, including preparation of tax returns and claims for refund and tax-payment planning services. Tax planning and advice also includes assistance with tax audits and appeals, and tax advice related to specific transactions.

The services performed by E&Y in 2012 were pre-approved by our Audit Committee in accordance with the pre-approval policy set forth in our Audit Committee charter. This policy requires that all engagement fees and the terms and scope of all auditing and non-auditing services be reviewed and approved by the Audit Committee in advance of their formal initiation.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:

The consolidated financial statements of the Company, together with the independent registered public accounting firm's report thereon, are set forth in Part II, Item 8 on pages 77 through 84 of this Annual Report on Form 10-K and are incorporated herein by reference.

(2) Schedules to Consolidated Financial Statements:

All Consolidated Financial Statements schedules not included have been omitted because they are either inapplicable or the information required is provided in the Company's Consolidated Financial Statements and Notes thereto, included in Part II, Item 8, of this Annual Report on Form 10-K.

(3) Exhibits:

The exhibits listed on the accompanying Exhibits Index are filed or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Index
1.1	Equity Distribution Agreement among Two Harbors Investment Corp., JMP Securities LLC and Keefe, Bruyette & Woods, Inc. dated May 25, 2012 (incorporated by reference to Exhibit 1.1 to the Registrant's Current Report on Form 8-K filed with the SEC on May 25, 2012).
2.1	Agreement and Plan of Merger, dated as of June 11, 2009, by and among Capitol Acquisition Corp., Two Harbors Investment Corp., Two Harbors Merger Corp. and Pine River Capital Management L.P. (incorporated by reference to Annex A filed with Pre Effective Amendment No. 4 to the Registrant's Registration Statement on Form S-4 (File No. 333-160199) filed with the Securities and Exchange Commission ("SEC") on October 8, 2009 ("Amendment No. 4")).
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 17, 2009, by and among Capitol Acquisition Corp., Two Harbors Investment Corp., Two Harbors Merger Corp. and Pine River Capital Management L.P. (incorporated by reference to Annex A-2 filed with Amendment No. 4).
2.3	Amendment No. 2 to Agreement and Plan of Merger, dated as of September 20, 2009, by and among Capitol Acquisition Corp., Two Harbors Investment Corp., Two Harbors Merger Corp. and Pine River Capital Management L.P. (incorporated by reference to Annex A-3 filed with Amendment No. 4).
3.1	Articles of Amendment to the Articles of Amendment and Restatement of Two Harbors Investment Corp. (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 19, 2012).
3.2	Bylaws of Two Harbors Investment Corp. (incorporated by reference to Annex C filed with Amendment No. 4).
4.1	Warrant Agreement between Continental Stock Transfer & Trust Company and Capitol Acquisition Corp. (incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 4, 2010 ("2009 Form 10-K")).
4.2	Specimen Common Stock Certificate of Two Harbors Investment Corp. (incorporated by reference to Exhibit 4.2 to Amendment No. 4).
4.3	Specimen Warrant Certificate of Two Harbors Investment Corp. (incorporated by reference to Exhibit 4.3 filed with Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form S-4 (File No. 333-160199) filed with the SEC on August 5, 2009).
4.4	Supplement and Amendment to Warrant Agreement between Continental Stock Transfer & Trust Company, Capitol Acquisition Corp. and Two Harbors Investment Corp. (incorporated by reference to Exhibit 4.4 to the Registrant's 2009 Form 10-K).
4.5	Second Amendment to Warrant Agreement between Two Harbors Investment Corp. and Mellon Investors Services LLC (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed with the SEC on December 13, 2010).
21.1	Subsidiaries of registrant. (filed herewith)
23.1	Consent of Independent Registered Public Accounting Firm of Ernst & Young LLP. (filed herewith)
31.1	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
31.2	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (filed herewith)
32.1	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)
32.2	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (filed herewith)
101	Financial statements from the Annual Report on Form 10-K of Two Harbors Investment Corp. for the year ended December 31, 2012, filed on February 28, 2013, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Income (Loss), (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statement of Cash Flows, and (v) the Notes to the Consolidated Financial Statements. (filed herewith)

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TWO HARBORS INVESTMENT CORP.

Dated: February 28, 2013

By: /s/ Thomas Siering

Thomas Siering
Chief Executive Officer, President and
Director (principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas Siering Thomas Siering	Chief Executive Officer, President and Director (principal executive officer)	February 28, 2013
/s/ Brad Farrell Brad Farrell	Chief Financial Officer and Treasurer (principal accounting and financial officer)	February 28, 2013
/s/ Brian C. Taylor Brian C. Taylor	Chairman of the Board of Directors	February 28, 2013
/s/ Mark D. Ein Mark D. Ein	Non-Executive Vice Chairman of the Board of Directors	February 28, 2013
/s/ Stephen G. Kasnet Stephen G. Kasnet	Director	February 28, 2013
/s/ William W. Johnson William W. Johnson	Director	February 28, 2013
/s/ W. Reid Sanders W. Reid Sanders	Director	February 28, 2013
/s/ Peter Niculescu Peter Niculescu	Director	February 28, 2013
/s/ Hope B. Woodhouse Hope B. Woodhouse	Director	February 28, 2013

EXHIBIT 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas Siering, certify that:

1. I have reviewed this Annual Report on Form 10-K of Two Harbors Investment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ Thomas Siering
Thomas Siering
Chief Executive Officer and President

EXHIBIT 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brad Farrell, certify that:

1. I have reviewed this Annual Report on Form 10-K of Two Harbors Investment Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2013

/s/ Brad Farrell

Brad Farrell
Chief Financial Officer and Treasurer

EXHIBIT 32.1

CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officer of Two Harbors Investment Corp. (the “Registrant”) hereby certifies that the Registrant's Annual Report on Form 10-K for the twelve months ended December 31, 2012 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15 (d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 28, 2013

/s/ Thomas Siering
Thomas Siering
Chief Executive Officer and President

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Annual Report or as a separate disclosure document.

EXHIBIT 32.2

CERTIFICATION

Pursuant to 18 U.S.C. §1350, the undersigned officer of Two Harbors Investment Corp. (the "Registrant") hereby certifies that the Registrant's Annual Report on Form 10-K for the twelve months ended December 31, 2012 (the "Annual Report") fully complies with the requirements of Section 13(a) or 15 (d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: February 28, 2013

/s/ Brad Farrell

Brad Farrell

Chief Financial Officer and Treasurer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. §1350 and is not being filed as part of the Annual Report or as a separate disclosure document.

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COMPANY INFORMATION

BOARD OF DIRECTORS

Brian Taylor
Chairman

Mark D. Ein
Non-Executive Vice Chairman

Thomas Siering
Chief Executive Officer, President and Director

Stephen G. Kasnet
Lead Independent Director

William W. Johnson
Independent Director

Peter Niculescu
Independent Director

W. Reid Sanders
Independent Director

Hope B. Woodhouse
Independent Director

EXECUTIVE OFFICERS

Thomas Siering
Chief Executive Officer, President and Director

Brad Farrell
Chief Financial Officer and Treasurer

William Roth
Chief Investment Officer

Rebecca B. Sandberg
General Counsel

ANNUAL MEETING OF STOCKHOLDERS

Two Harbors' stockholders are invited to attend our 2013 Annual Meeting of Stockholders, which will be held on Tuesday, May 22, 2013 at 1:00 p.m. Central Time. The meeting will be held at The Grand Hotel Minneapolis, 615 Second Avenue South, Minneapolis, MN 55402.

CORPORATE HEADQUARTERS

Two Harbors Investment Corp.
601 Carlson Parkway, Suite 1400
Minnetonka, MN 55305
612.629.2500
www.twoharborsinvestment.com

INVESTOR AND MEDIA CONTACT

July Hugen
612.629.2514
investors@twoharborsinvestment.com

STOCK EXCHANGE

Two Harbors' common stock is listed on the NYSE under the symbol "TWO" and its warrants are listed on the NYSE MKT under the symbol "TWO.WS."

TRANSFER AGENT

Computershare Shareowner Services LLC
P.O. Box 3580160
Pittsburgh, PA 15252-8010
800.851.9677 or 201.680.6578
Hearing Impaired: 800.231.5469
shrrelations@bnymellon.com
www.bnymellon.com/shareowner/equityaccess

DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

Two Harbors maintains a Dividend Reinvestment and Share Purchase Plan that is administered by Computershare Shareowner Services LLC. The plan prospectus and additional plan information is available on the Two Harbors' website in the Investor Relations section.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young
220 South Sixth Street, Suite 1400
Minneapolis, MN 55402
612.343.1000


TWO HARBORS
Investment Corp.
A Pine River Capital Managed Company
601 Carlson Parkway, Suite 1400 | Minnetonka, MN 55305 | 612.629.2500 | www.twoharborsinvestment.com